SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

Integrated Report 2024


Braskem

Anny Caroline Soares da Silva Mendonça
Braskem member (Maceió/AL)

Summary

Braskem

About this *Report*

GRI 2-1, GRI 2-2, GRI 2-3, GRI 2-4, GRI 2-5, GRI 2-14

Braskem SA is a publicly traded company incorporated under Brazilian law, with administrative headquarters in the city of Camaçari (Brazil) and global operations on four continents.

The company publishes its 2024 Integrated Report, prepared with the participation of our executives and directors, meeting the standards of the Integrated Reporting Framework (IR) and in compliance with the requirements of the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB), the Brazilian GHG Protocol Program and the World Business Council for Sustainable Development (WBCSD).

The 2024 Integrated Report adheres to Resolution No. 14 of the Brazilian Securities and Exchange Commission (CVM), dated December 9, 2020. In addition, Braskem's governance bodies, including the Board of Directors, participated in the construction of the document prior to its publication. The 2024 Integrated Report was also subject to external limited assurance, conducted by the independent consulting firm KPMG.

This Report covers the period from January 1, 2024 to December 31, 2024. It considered the legal entities in which Braskem has operational control[1] and/or consolidates information in the Financial Statements, excluding the subsidiary **Cetrel S.A.**[2], **Wise Plásticos S.A.** and **ER Plastics B.V.** and their subsidiaries for social and environmental indicators. The greenhouse gas (GHG) emissions indicators take into account the company's subsidiaries, but do not include Cetrel S.A.

For the fifth consecutive year, we presented our stakeholders with a report with concise and measurable information, observing the best practices in corporate governance and sustainability.

We invite you to learn about the results of our value creation strategy integrated with the capital (financial, human, intellectual, natural, manufactured, social and relationship) relevant to our business, based on material topics for the company, as well as the monitoring of our objectives for sustainable development and innovation – fundamental strategic pillars that guide the growth and continuous improvement of our practices.

As a way of keeping the document concise, we highlight here some of the indicators and keep the data public in full in our online **Indicator Center**. Any changes to data published in previous editions will be clarified throughout this Report.

(1) According to the Brazilian GHG Protocol Program, in the operational control approach, an organization is responsible for 100% of the greenhouse gas (GHG) emissions of the units over which it has operational control, and is not responsible for those arising from operations in which it has only an equity interest.

(2) In June 2024, Braskem signed an investment agreement with Solvi and Gestão de Resíduos Industriais S.A. (GRI) for the transfer of all common shares issued by Cetrel S.A. (Cetrel), then held by Braskem, to GRI. In November 2024, a partial spin-off operation was carried out from GRI, with the version of the spun-off portion composed of the shares representing Cetrel's capital stock and certain liabilities, to a company incorporated by GRI to act as a holding company (Plaind Investimentos S.A.), whose shareholders are Braskem and Solvi, with 49.9% and 50.1% of its share capital. Subsequently, Braskem and Solvi sold all the shares held in the capital stock of GRI to Cetrel, so that currently Braskem and Solvi continue to hold 49.9% and 50.1% of the capital stock of Plaind, which in turn holds 63.7% of Cetrel, which holds 100% of GRI.

We want to hear from you.

Questions, comments and suggestions can be sent to **braskem-ri@braskem.com.br** or **www.braskem.com.br/usa/contact-us**.

Message from the *business leader*

GRI 2-22



Dear readers,

In 2024, Braskem continued with the implementation of the corporate strategy for 2030, maintaining our commitment to financial health and discipline in capital allocation. We kept the focus on competitiveness and innovation, advancing in projects and partnerships in our three growth avenues.

In the **traditional business** growth avenue, our Industrial Decarbonization Program achieved an estimated reduction potential of 1.1 million tons of CO_2e, with more than half of this reduction coming from continuous improvements without capital investment. In addition, the renewable energy contracts signed by the company contributed with more than 20% of this reduction.

Construction of the Terminal Química Puerto México (TQPM) continues to advance, reaching 94% progress by the end of 2024. The terminal will have an import capacity of up to 80 thousand barrels of ethane per day and will have two tanks with storage capacity for about 12 days of stock, which will ensure operational stability for Braskem Idesa and strengthen the competitiveness of the petrochemical industry in the country. The total estimated value for the construction of the terminal is US$446 million, of which US$408 million is financed, in the Syndicated Project Finance Loan, announced by TQPM in November 2023. The terminal is expected to start operations in the second quarter of 2025.

Roberto Ramos
Braskem business leader

In addition, Braskem announced the execution of seven projects, with an estimated value of R$614 million, to expand the current production capacity in Bahia, Rio Grande do Sul and Alagoas by about 139 thousand tons, distributed between polyethylene (PE), polyvinyl chloride (PVC) and chemical products. These projects will be carried out under the Special Regime for the Chemical Industry for capacity increase (REIQ Investimentos), generating about 2,480 jobs in the implementation phase and will be fundamental to assist in the growth of the Brazilian economy and the recovery of the chemical and petrochemical industry in the domestic market.

On the **bio-based** avenue, Braskem moved towards its first industrial park in Asia, with the construction of BraskemSiam's green ethylene plant, through the hiring of Toyo Engineering to carry out the FEED (Front-End Engineering) of the project in Thailand. In addition, Sustainea, our joint venture in partnership with Sojitz, announced a long-term agreement with Primient, a food producer in the United States, to supply corn dextrose to its first Bio-MEG (monoethylene glycol) plant. We also inaugurated the new Renewables Innovation Center located in Lexington, Massachusetts, a significant complement to Braskem's Research & Development operations.

The sales volume of PE I'm green™ bio-based reached an all-time record for annual sales, with 191 thousand tons sold in the year, 23% higher than in 2023.

Already in our **recycling** growth avenue (circular economy), we continue to expand our operations through partnerships and acquisitions, through mechanical and chemical recycling projects. Aiming to strengthen the collection and correct disposal of waste, we expanded our partnership with Wise, supporting local cooperatives and promoting the social inclusion of waste pickers.

We continue to advance in global partnerships for the supply of circular and bio-circular raw materials, such as the collaboration with Shell Chemicals, in the United States; and with Georg Utz AG, which allowed Braskem to launch a chemically recycled resin in the European market, with ISCC PLUS sustainability certification.

Resilience of results

Despite the prolongation of the downturn in the petrochemical industry, Braskem achieved consistent operating results in 2024. In Brazil, the utilization rate of petrochemical plants was higher than the previous year, mainly due to the resumption of operations in Bahia, after a scheduled maintenance shutdown at the end of 2023. In Mexico, the production volume was a record since 2017. In the United States and Europe segment, production was impacted by scheduled and unscheduled maintenance shutdowns at polypropylene plants in both regions.

Regarding financial performance, the company closed the year with consolidated EBITDA of US$1.1 billion, a result 46% higher than in 2023. In addition, corporate leverage in U.S. dollars was 7.42x, down 0.7x year-over-year, and we maintained our BB+ rating in the credit risk assessment of Fitch and S&P rating agencies.

Focus on people

In **process safety,** we made progress in the implementation of socio-environmental risk assessments and in the mitigation of priority risks and, in the safety of people, we reduced the rate of accidents with and without lost time by 16% compared to 2023. Our efforts are monitored by various committees and the Board of Directors, ensuring an integrated and accountable approach.

Reaffirming our commitment to the communities, we continue to collaborate with public authorities to mitigate the effects of soil subsidence that occurred in Maceió. We strictly comply with the agreements signed with federal, state and municipal authorities. In the monitoring area, we ended 2024 with 98.7% of the residents relocated, 99.9% of the compensation proposals presented and 97.4% of them paid to families and merchants in the vacated areas.

In the **diversity, equity and inclusion (DEI)** area, we have consolidated our program globally, establishing specific objectives for Mexico, Europe and Asia. In Latin America, we reached a significant milestone with 34.5% of women in leadership positions and 37.4% of black people in Brazil. The adherence to the Pact for the Promotion of Racial Equity and collaboration with Workplace Pride also reflect the relevance of the agenda for the company.

Transformation Journey

The advances so far have been important for Braskem's redirection in the face of changes in the petrochemical sector and the global context. I thank the executives who leave a legacy in the company, especially Roberto Bischoff, whom I replace.

In recent years, the global petrochemical industry has been impacted by three main supply shocks that have materialized: the increase in gas extraction in the United States and the entry of new and more competitive capacities in the region, the integration and self-sufficiency of China, and the rationalization and reconfiguration of global refineries, with a consequent reduction in the supply of naphtha.

Under my management, the company's strategic direction will be based on three fronts: (i) foundation, (ii) resilience and financial health, and (iii) transformation. We will continue to work on contingency actions for the cycle, with a focus on preserving and strengthening cash, to start our transformation with a focus on the company's perpetuity. We will advance in the transformation of Braskem's assets, aiming to increase capacities with the use of feedstock-based gas, the optimization of the naphtha base, and the acceleration of our growth in bio-based.

In addition, we will continue to focus on strengthening the Brazilian chemical industry, actively participating in the agendas with the government and the Brazilian Association of the Chemical Industry (Abiquim), to increase the competitiveness of the industry and the chemical sector in Brazil.

We will also work to strengthen Our Culture, based on trust, discipline and respect, with the planned delegation as the main vector. Through our Action Program, each member will contribute to achieving the objectives of Braskem's strategy, enhancing short, medium and long-term results and strengthening Our Culture.

Sustainability and innovation remain fundamental pillars to make our strategy viable. We will continue to balance investment and capital allocation decisions with sustainability, ensuring returns for our shareholders. We are committed to continuous improvement of service to our customers, always with ethics, integrity and transparency.

With this, I am sure that we will continue to generate value for all our stakeholders, resuming the company's level of competitiveness, while contributing to global agendas.

Roberto Ramos
Braskem business leader

Message from the chairman ***of the Board of Directors***

GRI 2-22



Dear readers,

During 2024, amid the critical global scenario that has been severely affecting the chemical and petrochemical industry, Braskem continued to focus on initiatives to maximize cash generation and prioritize investments in line with its corporate strategy. At the end of this period, there were changes in the company's organizational structure, including the change of its business leader with the entry of Roberto Ramos, who returns to the company after 14 years.

With an eye to the future and to the creation of long-term value, we approved Braskem's strategic direction, in line with the 2030 corporate strategy, its pillars, foundations and growth avenues integrated with the principles of sustainable development.

The Board of Directors remained attentive to Braskem's management during 2024 and will remain so throughout 2025, through our governance structure, monitoring and participating in the company's discussions and progress towards its transformation.

Héctor Nuñez
chairman of
the Board
of Directors

Corporate strategy

During the year, we continued to monitor progress in the three growth avenues, where I highlight the construction of the ethane terminal in Mexico, which is moving towards completion. Initiatives aimed at the bio-based avenue continued to advance and, together, result in the expectation of capturing a total value of between US$600 and US$800 million in EBITDA, when they are implemented. In addition, we have made several contracts for the supply of circular raw materials through strategic partnerships, which boost our recycling avenue.

Regarding investments, the company continued to prioritize the allocation of capital in projects whose return was more attractive, in line with its corporate strategy. We continue to reassess and prioritize our assets and investments, both operational and strategic, in order to implement actions to sustain the current business and build the Braskem of the future. Throughout the year, we also carried out actions to optimize the costs and reliability of our feedstocks, being increasingly present in the maritime sector.

Braskem continued to implement cash preservation and generation initiatives, committed to resilience and financial health. The resilience actions added together generated a positive impact of about US$196 million in EBITDA and about US$470 million in cash generation in 2024. The company ended the year with a cash position of US$2.4 billion and debt long term profile.

Survive, grow and perpetuate

Braskem remains aligned with ethical, upright and transparent conduct to serve our customers and society. The company meets the highest standards of governance and compliance and, in 2024, continued to advance in its compliance system: there was the renewal of the ISO 37001 certification, which attests to the adoption of practices to mitigate the risk of corruption, and a score of 9.9 was maintained in the evaluation of the Ethos Institute, keeping Braskem above the sector average (7.3).

People's safety is a non-negotiable value in the company, being part of its foundation. Braskem maintained safety results among the best in the global chemical industry. In addition, the Board of Directors continued to monitor the progress of actions in relation to soil subsidence in Maceió. Programs dedicated to compensating and relocating families to safe areas, as well as the region's socio-urban reparation plan, continued to progress. The company disclosed its commitments to Maceió, which facilitate the understanding and monitoring of its actions and programs, in line with the agreements signed with the authorities and with its transparent performance.

At the national level, tariff equality to foster the competitiveness of the Brazilian chemical and petrochemical industry will continue to be a fundamental agenda of the sector in 2025. In 2024, the temporary change in the import rate in Brazil for several chemical and petrochemical products was approved by CAMEX, including the increase from 12.6% to 20% for polyethylene, polypropylene and polyvinyl choride (PVC) produced by Braskem. This approval represents an important step to ensure the competitive equality of the chemical and petrochemical industry in the country.

In this way, I express the confidence I have in the members of Braskem's Board of Directors and in all its members. In line with its corporate strategy and strategic direction, Braskem remains focused on the perpetuity of the business and on the search for generating positive impacts for all stakeholders, under the leadership of competent, committed and aligned teams, to increasingly better serve its customers and society.

Héctor Nuñez
chairman of the Board of Directors

Braskem *in numbers*

Human Capital

33% of women in leadership and
34% black team members globally.

0.90
accidents per million man-hours worked.

Natural Capital

9.7 million
tons of greenhouse gas emissions (scopes 1 and 2).

53 thousand
tons of plastic waste recovered.

Manufactured Capital

78%
utilization rate in Mexico,
the highest production volume since 2017.

All-time record sales volume of
191 kton
(+23% vs. 2023)
of I'm green™ bio-based PE.

Financial Capital

Recertification
of ISO 37001 and conclusion of the monitoring of the AGU/CGU[1].

Cash position of
US$ 2.4 billion
and with a debt long term profile.

Social and Relationship Capital

More than
697 thousand people
benefited from social investments.

Maintaining a
"strong"
reputation, according to the RepTrak methodology.

Intellectual Capital

R$ 518 million
in disbursements for innovation.

67%
in the sustainable innovation index,
with 121 projects with a positive impact on sustainable development.

(1) Attorney General of the Union/ Comptroller General of the Union.

Braskem


Braskem

Rafael Francisco Margonatto
Braskem member (Paulínia/SP)

Who *we are*

GRI 2-1, GRI 2-6, GRI 2-7

Braskem is a global, human-oriented, forward--looking petrochemical company that cultivates strong relationships and aims to improve people's lives by creating sustainable chemical and plastic solutions.

Currently, we are the seventh largest petrochemical company in the world, with 40 industrial units distributed in Brazil, the United States, Germany and Mexico. We are also leaders and pioneers in the production of biopolymers made from sugarcane ethanol on an industrial scale and the largest producer of thermoplastic resins in the Americas.

At Braskem, we leverage the value of our business and continue to consolidate our objectives to the circular economy and carbon neutrality through the incorporation of new partnerships, positively influencing the production chains interconnected to our operations.

Learn more About our global presence.

Performance map

+ 8,300 members.

Customers in more than **70 countries**.

Presence in **12 countries**.

7 innovation centers.

40 petrochemical industrial units and **2** recyling units.

Annual production capacity of **260 thousand tons** of biopolymers.

14 commercial offices.

Annual production capacity of **12 million** tons of chemicals[1] and **9.3 million** tons of thermoplastic resins.

(1) Include other chemicals, in addition to ethylene, caustic soda, chlorine and EDC.

Net revenue: **US$14.4 billion** in 2024.

Market cap: **US$1.5 billion** (12/31/2024).



Netherlands
1 1
United States
2 2 5
Germany
2 1
Japan
1
Mexico
1 1 4
South America
4
Argentina, Chile, Peru and Colombia
India and Singapore
2
Brazil
4 3 29 1
UNDER DEVELOPMENT
BraskemSiam
Commercial office
Industrial plants
Recycling facilities
Innovation center
Representative office
Capacity production:
Ethylene: 4,802 kt/year
Bioethylene: 260 kt/year
PE: 3,201 kt/year
PP: 1,850 kt/year
PVC: 710 kt/year
Chlorine: 400 kt/year
Caustic soda: 460 kt/year
PCR: 39 kt/year
PP: 625 kt/year
PCR: 23 kt/year
PP: 2,021 kt/year
PE: 1,050 kt/year

Our *value chain*

GRI 2-6

With fossil-based, renewable and recycled raw materials, we offer a diversified portfolio of chemicals and thermoplastic resins, which are transformed by our customers in more than 70 countries and used in applications in various key sectors of the economy. We have industrial operations in Brazil and Mexico, in the first and second generation of the petrochemical industry, with integrated operations. In the United States and Europe, our industrial operations are not integrated and are therefore supplied directly with feed-stock for the second generation.

We appreciate and invest in a circular model that integrates and generates value for the entire chain, from the extraction of raw materials to the treatment and reuse of waste.



1st generation
Basic petrochemicals
2nd generation
Thermoplastic resins
Non-renewable
EXTRACTION
Renewable
Chemical recycling(1)
(1) Technological route under development.
Mechanical recycling
3rd generation
Converters
POST-CONSUMPTION
FINAL PRODUCTS

Our **products**

GRI 2-6

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Learn more About our I'm green™ bio-based product portfolio.

Learn more About our Wenew portfolio.

Health | **Mobility** | **Packaging and consumer goods** | **Infrastructure, housing, water availability, and sanitation** | **Agriculture and food**

We develop solutions for various market segments, such as health, mobility, packaging and consumer goods, infrastructure, housing, water and sanitation access, agriculture, and food, among others. These products manifest our purpose of improving people's lives by creating sustainable chemical and plastic solutions.

Innovation is a fundamental strategic pillar for us to achieve the aspiration of being a benchmark for sustainability in the chemical and petrochemical sector, and as we work on several fronts to enhance the positive impacts and control or mitigate any negative impacts of our products, whether by combating climate change and eliminating plastic waste, or by promoting human rights, among others.

Through the development of new technologies, products, applications and business models, we seek solutions that consider the entire chain, both by encouraging the use of circular design, supported by the Design for Environment[1] methodology, and through Life Cycle Assessment (LCA)[2] or compliance certifications with international reference standards.



(1) A design approach that focuses on reducing the overall impact of a product, process, or service on health and the environment, in which impacts are considered throughout its life cycle. (2) Technique for evaluating and quantifying possible environmental impacts associated with a product or process.

Our *products*

GRI 2-6

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Back to the start

Learn more About our I'm green™ bio-based product portfolio.

Learn more About our Wenew portfolio.

Health | Mobility | Packaging and consumer goods | Infrastructure, housing, water availability, and sanitation | Agriculture and food

Braskem products used

- PP
- PE
- Butadiene
- Sodium hypochlorite and caustic soda
- PVC
- Isopropene

Applications

PP: syringes, masks, surgical gowns, caps and protectors, non-woven fabric for diapers and sanitary pads.

PE: parenteral solutions, pharmaceutical packaging and disposable diapers (one layer of the structure).

Butadiene: feedstock for synthetic rubber used in protective gloves.

Sodium hypochlorite and caustic soda: cleaning and sterilization.

PVC: medicine blisters, blood and serum bags, hospital floors and coverings, as they do not proliferate bacteria and are hypoallergenic.

Benefits

Greater durability and impact resistance, lower cost, lightness and hygiene.





Our ***products***

GRI 2-6

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Back to the start

Learn more About our I'm green™ bio-based product portfolio.

Learn more About our Wenew portfolio.

Health | **Mobility** | **Packaging and consumer goods** | **Infrastructure, housing, water availability, and sanitation** | **Agriculture and food**

Braskem products used

- PE
- PP
- Paraxylene
- Cumene
- Propene
- Benzene
- BTE oil and I'm green™ bio-based polyethylene
- Solvents
- PVC
- Fuel
- PIB
- Unilene
- Isoprene
- Tetramer

Applications

PE: fuel tank, bucket protector and reservoirs (which can also be used I'm green™ bio-based polyethylene).
PP: compounds for door and instrument panels, bumpers, column covers, air ducts, wheel covers, sills and trims.
Paraxylene: feedstock for polyester fibers used in coverings and seat belts.
Cumene: feedstock for phenolic resins that are used in the tire and rubber industry (seals).
Propene: feedstock for the production of PP and ABS used in panels, rear view mirrors etc.
Benzene: raw material for synthetic rubbers used in hoses, belts, profiles etc.
BTE oil: feedstock for tire formulation and for the production of carbon black used in the pigmentation of artifacts and rubbers.
Solvents: automotive paints.
PVC: interior linings, automotive greases and truck tarpaulins.
Fuel: automotive gasoline, boosters and blendstocks.
PIB: additive for combustion engine lubricants and raw material for automotive sealants.
Unilene: raw material used in the production of passenger and commercial vehicle tires, as well as tread bands (for tire retreading).
Isoprene: raw material for the production of isoprene rubber used in tire manufacturing.
Tetramer: raw material for the production of additives for automotive lubricants.

Benefits

More passenger safety, corrosion protection, fuel economy of fuel, and lower rate of emissions of pollutants into the atmosphere.





Our ***products***

GRI 2-6

Click on the tabs to navigate and collapse all the tabs to return to the introductory text.

Back to the start

Learn more About our I'm green™ bio-based product portfolio.

Learn more About our Wenew portfolio.

Health | **Mobility** | **Packaging and consumer goods** | **Infrastructure, housing, water availability, and sanitation** | **Agriculture and food**

Braskem products used

- PE and PE I'm green™ bio-based
- PP
- Paraxylene
- PCR (post-consumer resin)
- EVA and EVA I'm green™ bio-based
- PVC
- Soda
- Solvents
- G Wax
- PIB
- Unilene
- Isoprene
- PIPs
- DCPD
- Nonene and Tetramer

Applications

PE and PP: elexible and rigid packaging for various products such as food, beverages, personal care items, hygiene, cleaning and much more; films in general, bags, bottles, lids, coating of carton packaging, buckets, pots, boxes, pallets, toys, household utensils, disposables, furniture etc.; and hygiene items such as diapers, aprons and pads.

Paraxylene: feedstock used in the manufacture of PET used in packaging.

PCR PE and PP: non-food applications such as films, bottles, lids, buckets, boxes, pallets and furniture.

PVC: plastic film, bags, shoes, toys.

Soda: treatment of cotton fabrics, cellulose and paper industry.

Solvents: stickers, printing inks.

EVA and green EVA: shoes.

G Wax: raw material used in the production of packaging adhesives, colored masterbatch for packaging, pigment concentrate for metallic paints, and cosmetics.

PIB: raw material used in the production of lip gloss, stretch film, and masterbatch.

Unilene: raw material used in the production of footwear adhesives, furniture sector adhesives, packaging sealing adhesives, fabric laminating films, and various rubber products.

Isoprene: raw material for the production of SIS copolymer, used in the manufacturing of adhesives.

PIPs and DCPD: raw materials for the production of hydrocarbon resins, used in the manufacturing of adhesives.

Nonene and Tetramer: raw materials for the production of detergents and surfactants.





Benefits

Better conservation, quality, hygiene and efficiency in the transport and storage of various food, hygiene and cleaning and other products. More practicality and health for babies, adults and pets. Better processability and lower cost compared to other materials.

Our ***products***

GRI 2-6

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Back to the start

Learn more — About our I'm green™ bio-based product portfolio.

Learn more — About our Wenew portfolio.

Health | Mobility | Packaging and consumer goods | Infrastructure, housing, water availability, and sanitation | Agriculture and food

Braskem products used

- PVC
- Toluene
- PIB Braskem
- PP
- Chlorine
- Solvents
- Butadiene
- Benzene
- PE
- Unilene®
- Caustic soda
- Hypochlorite
- Orthoxylene
- Unilene
- DCPD
- PIB
- Cumene
- Hydrochloric acid

Applications

PVC: pipes and fittings, wire and cable coatings, architectural coatings, geomembranes, geosynthetics, tarps and awnings, vinyl flooring, roofing tiles, window frames and blinds, concrete + PVC construction system.
PE: water tanks and reservoirs, pipes and ducts, wire and cable insulation/coatings, cisterns and septic tanks, geosynthetics, grates, acoustic insulation blanket, pipes for water distribution and drainage, and gas pipes.
PP: fibers for fiber cement tiles, household appliances, furniture, alveolar and raised floors, cement slabs, drainage geocomposite, forms for slabs, geotextiles, siphons.
Butadiene: raw material for synthetic rubber used in waterproofing blankets, asphalt blankets, profiles, grouts and additions to concrete.
PCR PE and PP: household appliances, non-pressurized tubes and ducts, raffia.
Benzene: raw material for the formulation of EPS, which is applied to tiles, slabs, thermal insulation.
Orthoxylene: raw material used as plasticizer in PVC formulations.
Cumene: raw material for phenolic resins used as adhesives in the manufacture of plywood used in furniture and in the formulation of epoxy resin used as a coating for wood, concrete, metals and floors.
Solvents: paints and resins.
Hydrochloric acid: disinfection and water treatment.
Hypochlorite: disinfection, pH adjustment, water treatment.
Unilene: raw material used in the production of industrial paints and road marking paint, manufacturing of bitumen and sealing rubbers.
DCPD: used in the production of UPR resins for the manufacturing of swimming pools, bathtubs, residential panels, buses, motorhomes, etc.
PIB: raw material used in the production of sealants for general glass sealing.





Benefits

Excellent performance with the possibility of greater lightness and lower cost compared to other materials.

Our *products*

GRI 2-6

Click on the tabs to navigate and collapse all the tabs to return to the introductory text.

Back to the start

Learn more About our I'm green™ bio-based product portfolio.

Learn more About our Wenew portfolio.

Health | Mobility | Packaging and consumer goods | Infrastructure, housing, water availability, and sanitation | Agriculture and food

Braskem products used

- PE
- Soda
- Solvents
- PP
- PIB
- Wax
- PVC

Applications

PE: Irrigation tubes, films for greenhouses and low tunnels, mulching, silo bags, films for protecting bananas, screens, bottles and canisters (fertilizers, herbicides, fungicides etc.), tarpaulins, stretch wrap, reservoirs, sprayers, fuel tanks.

PP: trays for seedlings, raffia for ground cover, raffia packaging (bigbag and sack), drinking troughs, feeders. poultry and pig farming floors, fence spacers.

Solvents: agricultural pesticides, extraction of vegetable oils, anhydrous ethanol.

Soda: cleaning and sterilization of equipment, packaging, production lines and returnable bottles.

PIB: agricultural films, raw material used in the manufacture of lubricants for sugarcane mill rollers, adjuvants, and insect/rodent trap adhesive.

PVC: geomembranes, irrigation pipes, aquaculture systems, vinyl big bags, biodigesters, stretch films.

Benefits

Increased productivity with less water consumption and reduced food waste.





Business ***model***

> “
> **Our business model guides the generation of value integrated throughout the production chain, expanding positive impacts and mitigating and controlling any negative impacts of our operations in all capital.**


Inputs
Human Capital
Financial Capital
Natural Capital
Social and Relationship Capital
Manufactured Capital
Intellectual Capital
Value chain
RAW MATERIALS
1st GENERATION
2nd GENERATION
3rd GENERATION
CONSUMER END PRODUCTS
POST-CONSUMPTION
RECYCLING
Belief and purpose
Safety, people and governance
Productivity and competitiveness
Innovation
Growth and diversification
Sustainability
Products
PORTFOLIO OF INNOVATIVE AND SUSTAINABLE PRODUCTS
Results

Our sustainable ***development journey***

Sustainable development has been part of Braskem's operating principles since its formation in 2002, and sustainability is one of the pillars of our value creation strategy. Our journey on this topic, made up of long-term objectives, is one of the pillars that guide our strategic direction to simultaneously promote economic growth, environmental preservation and social inclusion.

2002
Creation of Braskem and disclosure of the Public Commitment letter on 3 fundamental premises: Sustainable Development, Responsible Management and Transparency of Actions.

2007
First LCA study of green ethylene.

2008
First year of accounting and external verification of the corporate greenhouse gas (GHG) inventory, according to the GHG Protocol.

2009
Beginning of the 1st cycle of long-term improvement with ten objectives for 2020.

First materiality matrix in SD 2020.

2010
Start of operations of the green ethylene plant, raw material of I'm green™ bio-based polyethylene derived from sugarcane ethanol.

Development of the Code of Conduct for Ethanol suppliers.

2011/2012
Strengthening international business engagement, with participation in the Rio+20 conference of the United Nations (UN).

2013/2014
Definition of Braskem's belief and purpose.

First cycle of identification and analysis of climate risks.

2017
First due diligence in Human Rights.

2018
Definition of the Sustainable Development Policy.

Definition of strategic positioning in circular economy.

2021
Quality certification in relation to the Anti-Bribery System (ISO 37001).

Record reputation score according to RepTrek's methodology.

Definition of the industrial Decarbonization Program.

2022
Update of the climate risk assessment and the Materiality Matrix.

Completion of the 2nd cycle of human rights due diligence.

2023
Updated the life cycle assessment of I'm green™ bio-based polyethylene.

Expansion of the green ethylene plant to 260 kt/year.

2024
29% achievement of long-term objectives.

Expansion of the Wenew Recycled EVA product portfolio.

Opening of the Center for Renewable Innovation in Lexington, Massachusetts.

Learn more — About our Global Sustainable Development Policy.

ALL IN FOR THE FUTURE GRI 2-24, GRI 2-25

Our **strategy** from purpose to value.

Braskem

PURPOSE

Improve **people's lives** by creating **sustainable solutions** through **chemicals and plastics.**

Creating **positive impact** and **value** to **all:**

TEAM MEMBERS • CLIENTS • BRAND OWNERS • FINANCIAL MARKET • SHAREHOLDERS
COMMUNITY • SOCIETY • UNIVERSITIES • PUBLIC AUTHORITY
NGO'S AND ENTITIES • SUPPLIERS • MEDIA

SUSTAINABLE DEVELOPMENT PRIORITIES

- Elimination of plastic waste
- Combating climate change
- Social responsability and human rights

2030 GROWTH AVENUES

- Keep on building value within the **traditional business** in a more **sustainable way**.
- Strengthen our leadership in **bio-based solutions**.
- Boost our **recycling** efforts to foster **circularity**.

STRATEGIC PILLARS

| PRODUCTIVITY AND COMPETITIVENESS | SUSTAINABILITY | GROWTH AND DIVERSIFICATION | INNOVATION |

FOUNDATION

- **Safety** is our priority and a non-negotiable value.
- **People** are the protagonists who lead us forward.
- **Governance** built on ethics, transparency and integrity.

CULTURE VALUES

- We believe in **people** and their development potential.
- We value **relationships** of trust and practice planned delegation.
- We operate with a **focus on results** and the satisfaction of our **clients**.

Materiality

GRI 2-14, GRI 2-29, GRI 3-1

The materiality matrix is a key tool to guide our journey. This matrix indicates the most relevant topics for Braskem's performance in relation to sustainable development and is the basis for building our long-term objectives. Its review takes place every five years, with its last update taking place in 2022 and carried out with specialized consultancy in conducting this type of process.

During the review, we selected and reassessed topics in the economic, environmental, social, and governance (ESG) dimensions, using external references[1] to understand negative and positive impacts of our business model. To this end, we consult our internal and external stakeholders, assess corporate risks and opportunities associated with the topics, analyze global and sectoral commitments, and benchmark with companies in the sector.

Based on the results, the prioritization of the topics was carried out, validated by the company's management, including the Board of Directors, resulting in 21 material topics for Braskem and its stakeholders.

(1) Such as the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), World Business Council for Sustainable Development (WBCSD) and UN Objectives for Sustainable Development (SDGs).

	01 Identifying ESG topics	02 Consultation with stakeholders (internal and external)	03 Risk analysis	04 Opportunity analysis	05 Alignment with voluntary commitments	06 Definition of weights for each attribute	07 Definition of the materiality and prioritization matrix
ACTIVITIES	Analysis of external and internal sources and benchmarking of companies in the sector (ESG topics and risks).	Interviews with leaders and online surveys.	Risk mapping through internal and external sources and risk analysis of companies in the sector.	Analysis of the ESG Policy and Strategy, its goals and vision.	UN SDGs, COP 26 definitions, sectoral trends and public commitments made.	Definition of the weighting of each attribute on the X (internal relevance) and Y (external - stakeholders) axes.	ESG materiality matrix and prioritization of ESG topics.
OUTPUTS	ESG topics, ESG risks, prioritization of ESG topics aligned with recurrence.	Prioritization of ESG topics aligned with stakeholder perception.	Prioritization of ESG topics aligned with the mapped risks.	Prioritization of ESG topics in line with the company's strategy.	Prioritization of ESG topics aligned with public commitments and alignments.	Weighting of the X and Y axes.	Prioritized ESG topics.

+ than **500 themes** identified.

+ than **1.2 thousand people** identified.

+ than **70 inteviews** with leaders.

Double materiality

Braskem's material topics were selected and analyzed based on the concept of double materiality, which evaluates the social and environmental impact for the external public (including the matrix y-axis) and the financial impact for the business (including the matrix x-axis).

Braskem Materiality Matrix

GRI 3-2

Material themes are classified through two dynamics: creation and value protection.

Value creation

They delimit topics whose impact management can create tangible and intangible value for Braskem over time, which generate competitive advantage through business opportunities and strategic partnerships.

Value protection

These are the topics whose impact management can protect Braskem's tangible and intangible value over time, which preserve and enhance the corporate image and mitigate business risks.


3.0
2.5
2.0
1.5
1.0
RELEVANCE TO STAKEHOLDERS
1.0
1.5
2.0
2.5
3.0
RELEVANCE TO BRASKEM
2
22
16
15
3
14
21
7
6
11
12
10
1
18
4
13
9
20
5
8
17
19

Value creation

Value protection

1 - Irrelevant 2 - Important 3 - Very important

21 material themes

1 Strategic ambition: KPIs, targets, and tracking

2 Operational management

3 Under evaluation

Environmental	1. Biodiversity and land use	3
	2. Climate change	1
	3. Post-consumer plastics	1
	4. Air pollution	1*
	5. Energy efficiency	1
	6. Waste management	1*
	7. Water and wastewater management	1
	8. Impacts of raw materials	1
Social	9. Diversity, equity and inclusion	1
	10. Communities and social investments	1
	11. Health, safety and well-being	1
	12. Human rights	1
	13. Employment, development and retention	2
Economical	14. Responsible production and consumption	2
	15. Innovation, technology and digitalization	1
	16. Economic and financial performance	1
	17. Product stewardship	2
	18. Supplier management	2
	19. Infrastructure and sustainable cities(1)	
Governance	20. Risk and opportunity management	2
	21. Stakeholder relationship management	2
	22. Governance, ethics and compliance	2

* Ambition in definition.

(1) It is not material.

Sustainable Development Goals

GRI 2-24, GRI 2-25

Based on our materiality matrix, developed in 2020, we have established our long-term objectives[2] for sustainable development, in contribution to the UN Sustainable Development Goals (SDGs), with objectives to be achieved in 2030 and 2050. The company's executives and leaders participated in establishing the matrix, and the objectives were presented to the Board of Directors.

Given the intersection of the themes and the need to concentrate efforts, we have defined priority focuses of action among the established objectives. They are: combating climate change, eliminating plastic waste, and social responsibility and human rights. These objectives are assessed through **a specific monitoring governance**, with periodic reporting to the Executive Committee, composed of the company's business leader (CEO) and vice presidents. The other objectives are monitored through the regular performance evaluation cycle.

In 2024, we reached 29% of our long-term objectives[3].

The objectives defined as priorities are also part of our global risk matrix and are monitored by this forum.

(2) The achievement of the company's disclosed sustainable development objectives (within projected costs and expected timeframes) is also subject to risks that include, but are not limited to: advancement, availability, development and affordability of the technology necessary to achieve these long-term objectives.
(3) It disregards the water security indicator, as the base year is under evaluation, as well as the long-term objective of operational eco-efficiency, as ambitions are being defined.

Our positioning in sustainable development

In 2024, we participated in discussions on the **Global Plastics Treaty** and continued to participate in five Movements of the UN Global Compact Brazil's Ambition 2030: **Water, 100% Transparency, Women Lead 2030, Mind in Focus and Circular Connection**. Also in 2024, we joined the Pact for the **Promotion of Racial Equity**, which aims to adopt affirmative actions and promote more opportunities for black people.

Engagement for sustainable development

GRI 2-25

Braskem and the SDGs

GRI 2-23

To align our objectives for 2030 and 2050 regarding the impacts of Braskem and its value chain on each of the SDGs, we used the SDG Compass methodology[4], which illustrated our direct impact on **10 SDGs** and, through our value chain, impact on another **5 SDGs** – totaling 15 topics of attention for inclusion in our action plans.

Our priority SDGs


Direct impact
1
5
6
7
8
9
12
13
14
16
Indirect impact
2
3
11
15
17

(4) Guide that guides companies on how to align business strategies, as well as measure and manage their contribution to the UN SDGs. Produced by the UN Global Compact, World Business Council for Sustainable Development and GRI. For more details, please visit: unglobalcompact.org/library/3101.

2030 *Cycle*

GRI 2-23, GRI 2-24, GRI 2-25, GRI 3-3

With horizons in 2030, these are our long-term objectives, in seven dimensions.

Click on the tabs to navigate.

Thematic:

- Social
- Economic
- Environmental

Lean more About our ambitions and objectives in full.

(1) Base year 2020, annual measurement. (2) To simplify, we incorporate the objective of plastic waste recovery to the volume of products with recycled content sold, as these are directly related. We reinforce our commitment to transparency and will continue to monitor and disclose annually the volume of plastic waste recovered, with the volume of products with recycled content sold. (3) Base year is the average of 2018, 2019 and 2020, measured in moving average (3 years). (4) Base year is the variation between 2011–2020, measured in moving variation (10 years). (5) Includes only the regions where it seeks to increase the representation of black people. (6) Frequency of accidents per 1,000,000 man-hours worked.

Priority objectives

Priority objective	Thematic	Material themes	SDGs
Plastic waste disposal	Social, Economic, Environmental	1, 3, 8, 14, 18, 20	11, 12, 14
Combating climate change	Social, Economic, Environmental	1, 2, 5, 7, 8, 14, 18, 20	6, 7, 13
Social responsibility and human rights	Social	9, 10, 12, 13, 14, 18, 20, 22	5, 10
Health and safety	Social	11, 14, 17, 18, 20, 22	3, 8, 12
Economic and financial results	Economic	16, 20, 22	8
Operational eco-efficiency	Economic, Environmental	4, 5, 6, 7, 14, 20	6, 8, 11, 12
Sustainable Innovation	Economic, Environmental	15, 20	9

2030 *Cycle*

GRI 2-23, GRI 2-24, GRI 2-25, GRI 3-3

With horizons in 2030, these are our long-term objectives, in seven dimensions.

Click on the tabs to navigate.

Thematic:

- Social
- Economic
- Environmental

Lean more

About our ambitions and objectives in full.

(1) Base year 2020, annual measurement. (2) To simplify, we incorporate the objective of plastic waste recovery to the volume of products with recycled content sold, as these are directly related. We reinforce our commitment to transparency and will continue to monitor and disclose annually the volume of plastic waste recovered, with the volume of products with recycled content sold. (3) Base year is the average of 2018, 2019 and 2020, measured in moving average (3 years). (4) Base year is the variation between 2011–2020, measured in moving variation (10 years). (5) Includes only the regions where it seeks to increase the representation of black people. (6) Frequency of accidents per 1,000,000 man-hours worked.

Priority objectives

Plastic waste disposal

Material themes: 1, 2, 5, 7, 8, 14, 18, 20

Increase the sale of products with recycled content to 1 million tons[(1)-(2)].

Combating climate change

Material themes: 1, 2, 5, 7, 8, 14, 18, 20

Social responsibility and human rights

Material themes: 9, 10, 12, 13, 14, 18, 20, 22

Health and safety

Material themes: 11, 14, 17, 18, 20, 22

Economic and financial results

Material themes: 16, 20, 22

Operational eco-efficiency

Material themes: 4, 5, 6, 7, 14, 20

Sustainable Innovation

Material themes: 15, 20

2030 *Cycle*

GRI 2-23, GRI 2-24, GRI 2-25, GRI 3-3

With horizons in 2030, these are our long-term objectives, in seven dimensions.

Click on the tabs to navigate.

Thematic:

- Social
- Economic
- Environmental

Learn more — About our ambitions and objectives in full.

(1) Base year 2020, annual measurement. (2) To simplify, we incorporate the objective of plastic waste recovery to the volume of products with recycled content sold, as these are directly related. We reinforce our commitment to transparency and will continue to monitor and disclose annually the volume of plastic waste recovered, with the volume of products with recycled content sold. (3) Base year is the average of 2018, 2019 and 2020, measured in moving average (3 years). (4) Base year is the variation between 2011–2020, measured in moving variation (10 years). (5) Includes only the regions where it seeks to increase the representation of black people. (6) Frequency of accidents per 1,000,000 man-hours worked.

Priority objectives

Plastic waste disposal

Material themes: 1, 2, 5, 7, 8, 14, 18, 20

Combating climate change

Material themes: 1, 2, 5, 7, 8, 14, 18, 20

Reduce greenhouse gas (GHG) emissions by 15%, scopes 1 and 2[3].

Aumentar para 1 milhão de toneladas a capacidade produtiva de bioprodutos[2].

Increase production capacity of bioproducts to 1 million tons[2].

Reduce exposure to identified high climate risks[2].

Achieve 100% in the water security index[2].

Highlight: Achieve carbon neutrality by 2050.

Social responsibility and human rights

Material themes: 9, 10, 12, 13, 14, 18, 20, 22

Health and safety

Material themes: 11, 14, 17, 18, 20, 22

Economic and financial results

Material themes: 16, 20, 22

Operational eco-efficiency

Material themes: 4, 5, 6, 7, 14, 20

Sustainable Innovation

Material themes: 15, 20

2030 *Cycle*

GRI 2-23, GRI 2-24, GRI 2-25, GRI 3-3

With horizons in 2030, these are our long-term objectives, in seven dimensions.

Click on the tabs to navigate.

Thematic:

- Social
- Economic
- Environmental

Learn more — About our ambitions and objectives in full.

Priority objectives

Dimension	Thematic	Material themes
Plastic waste disposal	Social, Economic, Environmental	1, 2, 5, 7, 8, 14, 18, 20
Combating climate change	Social, Economic, Environmental	1, 2, 5, 7, 8, 14, 18, 20
Social responsibility and human rights	Social	9, 10, 12, 13, 14, 18, 20, 22
Health and safety	Social	11, 14, 17, 18, 20, 22
Economic and financial results	Economic	16, 20, 22
Operational eco-efficiency	Economic, Environmental	4, 5, 6, 7, 14, 20
Sustainable Innovation	Economic, Environmental	15, 20

Social responsibility and human rights:

- **Benefit 500,000 people** through social actions[2].
- **Achieve a "strong" reputation rating** with communities (RepTrek methodology)[2].
- **Increase the participation of women** in leadership to 40% globally[2].
- **Increase the participation of Black individuals** to 37% globally[2, 5].
- **Ensure 100% of high and medium** human rights risks are managed[2].

(1) Base year 2020, annual measurement. (2) To simplify, we incorporate the objective of plastic waste recovery to the volume of products with recycled content sold, as these are directly related. We reinforce our commitment to transparency and will continue to monitor and disclose annually the volume of plastic waste recovered, with the volume of products with recycled content sold. (3) Base year is the average of 2018, 2019 and 2020, measured in moving average (3 years). (4) Base year is the variation between 2011–2020, measured in moving variation (10 years). (5) Includes only the regions where it seeks to increase the representation of black people. (6) Frequency of accidents per 1,000,000 man-hours worked.

01
02
03
Braskem
04
05
06
07
08
09
10
11

2030 *Cycle*

GRI 2-23, GRI 2-24, GRI 2-25, GRI 3-3

With horizons in 2030, these are our long-term objectives, in seven dimensions.

Click on the tabs to navigate.

Thematic:

- Social
- Economic
- Environmental

Learn more — About our ambitions and objectives in full.

(1) Base year 2020, annual measurement. (2) To simplify, we incorporate the objective of plastic waste recovery to the volume of products with recycled content sold, as these are directly related. We reinforce our commitment to transparency and will continue to monitor and disclose annually the volume of plastic waste recovered, with the volume of products with recycled content sold. (3) Base year is the average of 2018, 2019 and 2020, measured in moving average (3 years). (4) Base year is the variation between 2011–2020, measured in moving variation (10 years). (5) Includes only the regions where it seeks to increase the representation of black people. (6) Frequency of accidents per 1,000,000 man-hours worked.

Priority objectives

Plastic waste disposal

Material themes: 1, 2, 5, 7, 8, 14, 18, 20

Combating climate change

Material themes: 1, 2, 5, 7, 8, 14, 18, 20

Social responsibility and human rights

Material themes: 9, 10, 12, 13, 14, 18, 20, 22

Health and safety

Material themes: 11, 14, 17, 18, 20, 22

Reduce the work accident rate to 0.5 MM/MHW[1,6].

Reduce the process accident rate to 0.32 MM/MHW[1,6].

Reduce the incidence of occupational diseases to 0 events[3].

Implement 100% of the annual socio-environmental risk mitigation plans[1].

Economic and financial results

Material themes: 16, 20, 22

Operational eco-efficiency

Material themes: 4, 5, 6, 7, 14, 20

Sustainable Innovation

Material themes: 15, 20

2030 *Cycle*

GRI 2-23, GRI 2-24, GRI 2-25, GRI 3-3

With horizons in 2030, these are our long-term objectives, in seven dimensions.

Click on the tabs to navigate.

Thematic:

- Social
- Economic
- Environmental

Learn more — About our ambitions and objectives in full.

(1) Base year 2020, annual measurement. (2) To simplify, we incorporate the objective of plastic waste recovery to the volume of products with recycled content sold, as these are directly related. We reinforce our commitment to transparency and will continue to monitor and disclose annually the volume of plastic waste recovered, with the volume of products with recycled content sold. (3) Base year is the average of 2018, 2019 and 2020, measured in moving average (3 years). (4) Base year is the variation between 2011–2020, measured in moving variation (10 years). (5) Includes only the regions where it seeks to increase the representation of black people. (6) Frequency of accidents per 1,000,000 man-hours worked.

Priority objectives

Plastic waste disposal
Material themes: 1, 2, 5, 7, 8, 14, 18, 20

Combating climate change
Material themes: 1, 2, 5, 7, 8, 14, 18, 20

Social responsibility and human rights
Material themes: 9, 10, 12, 13, 14, 18, 20, 22

Health and safety
Material themes: 11, 14, 17, 18, 20, 22

Economic and financial results
Material themes: 16, 20, 22

- **Reduce the leverage ratio** to 2.0x (net debt/EBITDA)[3].
- **Achieve a total shareholder return** of 15%[4].
- **Achieve a 'strong' reputation rating** with customers (RepTrek methodology)[3].
- **Increase the** S&P ESG Score to 74[3].

Operational eco-efficiency
Material themes: 4, 5, 6, 7, 14, 20

Sustainable Innovation
Material themes: 15, 20

01
02
03 Braskem
04
05
06
07
08
09
10
11

2030 *Cycle*

GRI 2-23, GRI 2-24, GRI 2-25, GRI 3-3

With horizons in 2030, these are our long-term objectives, in seven dimensions.

Click on the tabs to navigate.

Thematic:

- Social
- Economic
- Environmental

Lean more — About our ambitions and objectives in full.

(1) Base year 2020, annual measurement. (2) To simplify, we incorporate the objective of plastic waste recovery to the volume of products with recycled content sold, as these are directly related. We reinforce our commitment to transparency and will continue to monitor and disclose annually the volume of plastic waste recovered, with the volume of products with recycled content sold. (3) Base year is the average of 2018, 2019 and 2020, measured in moving average (3 years). (4) Base year is the variation between 2011–2020, measured in moving variation (10 years). (5) Includes only the regions where it seeks to increase the representation of black people. (6) Frequency of accidents per 1,000,000 man-hours worked.

Priority objectives

Objective	Thematic	Material themes
Plastic waste disposal	Social, Economic, Environmental	1, 2, 5, 7, 8, 14, 18, 20
Combating climate change	Social, Economic, Environmental	1, 2, 5, 7, 8, 14, 18, 20
Social responsibility and human rights	Social	9, 10, 12, 13, 14, 18, 20, 22
Health and safety	Social	11, 14, 17, 18, 20, 22
Economic and financial results	Economic	16, 20, 22
Operational eco-efficiency	Economic, Environmental	4, 5, 6, 7, 14, 20
Sustainable Innovation	Economic, Environmental	15, 20

Objectives under study.

2030 *Cycle*

GRI 2-23, GRI 2-24, GRI 2-25, GRI 3-3

With horizons in 2030, these are our long-term objectives, in seven dimensions.

Click on the tabs to navigate.

Thematic:

- Social
- Economic
- Environmental

Learn more — About our ambitions and objectives in full.

Priority objectives

Objective	Thematic	Material themes
Plastic waste disposal	Social, Economic, Environmental	1, 2, 5, 7, 8, 14, 18, 20
Combating climate change	Social, Economic, Environmental	1, 2, 5, 7, 8, 14, 18, 20
Social responsibility and human rights	Social	9, 10, 12, 13, 14, 18, 20, 22
Health and safety	Social	11, 14, 17, 18, 20, 22
Economic and financial results	Economic	16, 20, 22
Operational eco-efficiency	Economic, Environmental	4, 5, 6, 7, 14, 20
Sustainable Innovation	Economic, Environmental	15, 20

Increase the sustainable innovation index to 90%(7).

(1) Base year 2020, annual measurement. (2) To simplify, we incorporate the objective of plastic waste recovery to the volume of products with recycled content sold, as these are directly related. We reinforce our commitment to transparency and will continue to monitor and disclose annually the volume of plastic waste recovered, with the volume of products with recycled content sold. (3) Base year is the average of 2018, 2019 and 2020, measured in moving average (3 years). (4) Base year is the variation between 2011–2020, measured in moving variation (10 years). (5) Includes only the regions where it seeks to increase the representation of black people. (6) Frequency of accidents per 1,000,000 man-hours worked.

Results(7)

GRI 2-25, GRI 3-3

↑ Best compared to 2023

● Same as 2023

↓ Worst compared to 2023

Dimension	Indicator	2018	2019	2020	2021	2022	2023	2024	2030 Objective	Achievement by indicator(8)	Consolidated achievement
Plastic waste disposal	Sale of products with recycled content (thousand tons)	-	1.7	7.3	22.2	54.1	65.6	↑ 85.7	1,000	8%	8%
Combating climate change	CO_2e emissions (scopes 1 and 2, tCO_2e)	11,016,841	10,552,494	10,786,478	10,868,365	10,711,804	9,876,777	↑ 9,731,876	9,244,217	47%	28%
	Renewable electricity purchased (%)	74%	72%	74%	71%	80%	80%	↑ 83.6%	85%	87%	
	Water security index (%)	-	-	-	65%	65%	66%	↑ 69%	100%	0%	
	Bioproduct production capacity (thousand tons)	200	200	200	200	200	260	● 260	1,000	8%	
	Climate risk mitigation (No.)	-	-	27	22	23	23	↓ 27	0	0%	
Social responsibility and human rights	RepTrak Pulse with communities (track)	Weak	Weak	Weak	Median	Median	Median	● Median	Strong	69%	51%
	People benefited in communities (No.)	199,281	533,447	236,944	437,451	257,871	352,550	↓ 278,095	500,000	0%	
	Women in leadership positions (%)	27%	30%	30%	31%	33%	33%	↑ 33%	40	36%	
	Black people (%)	30%	30%	30%	30%	33%	33%	↑ 34%	37	50%	
	High and medium risks in managed human rights (%)	-	-	78%	86%	94%	98%	↑ 100%	100%	100%	
Health and safety	SAF + CAF accident rate (1 MM/HHT)	1.07	1.31	0.95	0.86	0.85	1.08	↑ 0.90	0.5	11%	62%
	Tier 1 + 2 accident rate (1 MM/HHT)	0.72	0.73	0.46	0.32	0.43	0.34	↓ 0.41	0.05	36%	
	Occupational diseases (number of events)	2	3	1	35	5	2	↑ 0	0	100%	
	Action plans implemented to mitigate social and environmental risks (%/year)	-	-	18%	75%	100%	100%	● 100%	100%	100%	
Economic and financial results	Total shareholder return (%)(9)	15%	-35%	5%	19%	12%	6%	↓ 5%	15%	0%	23%
	Net debt/EBITDA (points)	2.18	4.71	2.94	0.94	2.42	8.12	↑ 7.42	2	0%	
	RepTrak Pulse with customers (range)	Median	Median	Median	Strong	Strong	Strong	● Strong	Strong	92%	
	S&P CSA Score (points)	72	70	70	66	65	59	↓ 51	74	0%	
Operational eco-efficiency	In definition										
Sustainable innovation	Sustainable innovation index (%)	-	-	80%	81%	85%	82%	↓ 67%	90%	0%	0%

(7) Results of the indicators presented on an annual basis; result of the achievement of the indicators according to the methodology informed on the previous page.
(8) The achievement calculation is the variation between the current challenge and the initial challenge, measured in 2020.
(9) The values for 2022 and 2023 were revised and updated according to the indicator calculation methodology.

Risk ***management***

GRI 3-3 Risk and opportunity management, GRI 2-12, GRI 2-23, GRI 2-24, GRI 2-25

At Braskem, we evaluate material issues for our business from the perspective of corporate risk management, which seeks to reduce the levels of exposure to losses by the company at the corporate level, including environmental, social and governance issues.

Through a cyclical, annual process based on international references (using ISO 31000[5] and COSO – Enterprise Risk Management[6]), we identify and understand the risks for our business, considering the locations in which Braskem operates. Next, we assess the potential impacts and probabilities of occurrence of each of the corporate risks, which are identified in four categories – strategic, operational, financial, and regulatory.

Based on this assessment, risks are discussed and prioritized, ultimately involving the Board of Directors, which approves the global corporate risk map. In 2024, we reassessed the risks prioritized in 2023 in order to rectify and ratify the exposure in the context of the year, in addition to additional risks identified through the understanding of the market and the company's current scenario.

As a result, treatment plans are prepared and monitored, with the objective of reducing the probability of risk occurrence or minimizing any impacts that may compromise the achievement of long-term objectives.

This process is monitored by the Board of Directors and its advisory committees, when applicable, and is formalized in our **Global Risk Management Policy**.

In addition to the annual corporate risk assessment cycle, the methodology is applied to detail specific topics within the company, such as the evaluation of strategic projects, human rights, climate change, and governance of social and environmental risk scenarios.

> ***Among the main advances in corporate risk management in 2024, the company improved the mapping and governance of social and environmental scenarios, strengthening the ability to identify and mitigate risks, promoting more sustainable and effective management.***

Emerging risks

Our mapping of long-term risks involves the aspects pointed out by our materiality matrix. Such risks are identified, discussed and evaluated by the leaders (directors and vice presidents) during the annual evaluation cycle and, if prioritized, are taken to the committees and the Board.

After the corporate risk assessment of all Braskem's operations, we highlight some risks that are being addressed and monitored:

- **Macroeconomic and geopolitical factors:** instability in macroeconomic and geopolitical scenarios, economic crises, wars and conflicts, as well as trade restrictions between countries, changing business dynamics.
- **Petrochemical cycle:** petrochemical market, which alternates periods of limited supply, price increases, and margins, followed by oversupply, which puts downward pressure on prices and margins until a new demand cycle can absorb this surplus product.
- **Climate change:** concern regarding physical and transition climate risks that impact operations and the community, in addition to increasing regulation to reduce GHG emissions.
- **Plastic image:** global concern for the environment, improper disposal of post-consumer plastic waste, and government regulation of plastics.
- **Socio-environmental issues:** environmental, health and safety impacts to which chemical and petrochemical operations are subject. Possible risks for our workers and for the communities surrounding industrial areas and transportation of products and raw materials, such as pipelines, roads and ports.
- **Cybersecurity and information security:** increase in cyberattacks, including the use of artificial intelligence for this purpose, unscheduled operational stoppages, unavailability of systems that affect the company's regular operation with consequent damage to image and reputation.

(5) ISO standard that provides generic principles and guidelines for risk management.
(6) Framework of guidelines for the management of corporate risks in an integrated manner, defined by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).


Braskem
Braskem

Maceió *case*

Braskem's commitments to Maceió

Eduardo Teixeira
Braskem member (Triunfo/RS)

Braskem's commitments ***with Maceió***

GRI 2-25, GRI 3-3 Communities and social investments, GRI 3-3 Stakeholder relationship management, GRI 3-3 Risk and opportunity management

Braskem's priority is people's safety. Since 2019, Braskem has contributed to the government in the actions and measures necessary to stabilize the subsidence of the affected neighborhoods and mitigate the effects on residents. This continues to be our greatest commitment to Maceió and its residents. Five years ago, the preventive relocation of the eviction areas began in conjunction with the authorities and several agreements were signed to develop actions and programs to repair, mitigate and compensate for the effects of soil subsidence in Maceió. To facilitate understanding and monitoring, the actions and programmes are divided into the following commitments:

01	People's safety and social support for impacted residents.
02	Conclusion of the compensation of families and merchants in the vacated areas in the shortest possible time.
03	Stabilization and continuous monitoring of the soil in the affected areas.
04	Janitorial and security of the affected areas.
05	Training, professionalization and support in generating income for impacted residents.
06	Preservation of the historical heritage of the vacancy areas, culture and cultural manifestations.
07	Compensation and requalification of public health, education and social care services in the affected areas.
08	Compensation and requalification of social spaces in the affected areas and urban mobility.
09	Repair, mitigation and compensation of environmental impacts in the stretches affected by subsidence.
10	Permanent and transparent accountability.

The commitments are the consolidation of the actions taken by the company in agreements signed with federal, state and municipal authorities, which have been strictly complied with. Below is a breakdown of some of the actions being implemented and that were highlighted in the last year:

Preemptive relocation and compensation

The Financial Compensation and Relocation Support Program (PCF), created in December 2019 with the purpose of preventively relocating residents, merchants and entrepreneurs and paying compensation in the shortest possible time, presents numbers that demonstrate its effectiveness.

Residents of 14,525 of the 14,549 properties have already moved, which corresponds to 99.8% of the total residential, commercial and mixed properties. In addition, 99.9% of the total financial compensation proposals were presented (19,189 proposals) to families and merchants who worked in the eviction areas, and 98.9% of the proposals are paid (18,986 proposals).

From the beginning, the program offered support from social technicians and facilitators to meet the needs of families, guidance on documents and legal issues, as well as moving services, lockers, pet storage during the period of moving, real estate consulting, service channels and free psychological support to families according to the needs of each one of them.

Animal Support Program

Braskem, in partnership with the University of Alagoas (UFAL) and the University Foundation for the Development of Extension and Research (Fundepes), offered collection, health treatment and care for the well-being of the animals of the relocated families and those who live on the streets, which were mostly abandoned. After completing four years, the program gained an expanded lodging space, and the focus became the reception of dogs and cats from these areas, which are waiting for a new home. In addition, the program aims to raise awareness in the community about responsible guardianship. In four years, more than 8 thousand veterinary consultations have been carried out, more than 7.2 thousand families have been made aware of responsible guardianship, more than 8 thousand animals have received veterinary care, 9.5 thousand vaccines have been applied and 5.2 thousand animals have been castrated.

Urban mobility

The urban mobility actions bring together 11 projects being implemented by Braskem based on technical studies carried out by a specialized company. This issue is considered a priority by the municipality of Maceió. The measures include duplication of avenues, construction of side roads, recovery of 33.4 kilometers of roads, 11.5 kilometers of bike lanes, 25.3 kilometers of accessible sidewalks, rainwater drainage system, intelligent traffic light system, video surveillance and readjustment of public sidewalks.

These actions consider the implementation of an intelligent traffic light system, with the use of state-of-the-art technology to make traffic more fluid and safer for pedestrians, drivers and cyclists, with real-time monitoring at the Operational Control Center (CCO), by the Municipal Department of Transport and Traffic (DMTT). Of the 11 actions, 6 have been fully completed, 2 are in execution and 3 are in the design phase.







Stabilization and continuous monitoring of the soil in the affected areas

Stabilization

Braskem remains committed to adopting the necessary measures to resolve the issues arising from subsidence.

Since the definitive closure of rock salt extraction in Maceió, in May 2019, studies have been carried out by national and international institutes to support the Mine Closure Plan and recommend the appropriate closure technique for each of the 35 mining fronts. The company's actions are based on these studies, whose recommendations are presented to the competent authorities and follow the deadlines agreed upon under the closure plan, which is public and regularly reassessed with the National Mining Agency (ANM).

During the months of November and December 2023, the installed monitoring system indicated microseismic activity and displacement on an atypical surface in the region near cavity 18, which culminated in the occurrence of the cavity sinkhole on 12/10/2023. Considering the technical information available so far, there is an indication that the direct impacts of this occurrence are restricted to the location of this cavity, within the protection area, which has been unoccupied since April 2020.

The closure plan of the 35 mining fronts currently considers:

01 Eighteen cavities are expected to be filled with solid material with priority, including six cavities previously planned to be monitored and five previously planned to be closed by plugging and that, during the year 2024, based on the definitions of the Mine Closure Plan and the recommendation of specialized consultancies, closure by filling with solid material (sand) proved to be the most appropriate closure method. To date, six cavities have already been filled, four cavities are in the process of filling, and for the remaining eight cavities, the activities are in the preparation and planning phase.

02 Six cavities were naturally filled and, therefore, do not indicate, at this time, the need for additional measures. Cavity 18, which collapsed on 12/10/2023, is in the process of carrying out technical studies to confirm its natural filling, with an indication that it will not be necessary to fill it with solid material.

03 Eleven cavities remain within the salt layer and suitable for pressurization. At the end of 2024, the specialized consultancy issued a technical note considering that, in the long term, that is, from several years to decades, and after the completion of the current filling plan, it is also recommended to fill the pressurized cavities with solid material to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the mine.

Monitoring

One of the most modern soil monitoring networks in the country was installed in the areas of salt wells, vacancies and the surrounding area, to monitor any movements and allow preventive measures to be taken. The data is accessible in real time by the authorities, through an integrated monitoring platform, which has information from all the instruments installed.



This continuous monitoring is crucial to confirm the result of the current recommendations. In this sense, the plan for the closure of the mining fronts may be updated according to the need to adopt technical alternatives to stabilize the phenomenon of subsidence resulting from rock salt extraction.

Drainage and vegetation cover for soil stabilization

The stabilization and drainage project of the Mutange Slope, an area of 170 thousand m², is at an advanced stage, with approximately 92% of the works already completed. A new system with pipes, gutters and drainage stairs now safely directs the flow of rainwater, and the land is receiving vegetation cover. Completion is scheduled for the second quarter of 2025.



Vegetation cover of the Mutange slope

Preservation of the historical heritage of the vacated areas

The actions related to the preservation and maintenance of the integrity of the 37 properties classified as of historical and cultural value are monitored by a team of specialists in this type of heritage. They detect possible needs for works to preserve the structure. Properties of historical value undergo work for structural maintenance, preserving the constructive characteristics of each property.



The properties also receive routine cleaning, pest control and removal of vegetation from the frontage. They are also included in property surveillance actions.

In addition to these actions, historical information and recent images are being collected that will be organized in a dossier on historical heritage.

Church of Santo Antônio, in the Bebedouro neighborhood

Socio-urban Action Plan

The Socio-Urban Action Plan (PAS) was prepared based on a detailed diagnosis by a specialized consultancy and considered a set of listenings to the potentially affected population, organized civil society entities and educational institutions, as part of the organized work process to meet the definitions of the Socio-Environmental Agreement Term.

Of the 48 validated initiatives, 30 are the responsibility of Braskem and 18 of the municipality of Maceió, which include 4 axes of action:

01 Social policies and reduction of vulnerabilities: with the construction of Social Assistance Reference Centers (CRAS), reform of Basic Health Units (UBS), construction of a Specialized Social Assistance Reference Center (Creas), Municipal Center for Early Childhood Education (CMEIS), Early Childhood Support Program, Program to Strengthen Psychological Support (Reception and Screening Center – CAT and Psychological Support Center – CAP), among others.

02 Economic activity, work and income: credit project for individual entrepreneurs, micro and small companies, entrepreneurship support project, technical support to strengthen fishing activity, professional qualification project and reform of markets and organization of surrounding fairs.

03 Urban and environmental qualification: urban requalification and dynamization of centers in the main neighborhoods receiving the relocated population, expansion of urban green with afforestation of public roads, installation of squares and spaces for sports activities.

04 Preservation of culture and memory: Support Program for Cultural Groups, Inventory of Intangible Cultural Heritage, constitution of cultural collection, and other actions to promote culture. Of the actions in this axis, three stand out – the Support Program for Cultural Groups, the Inventory of Cultural Heritage and the Public Notice for the Promotion of Culture – which are still in progress.

Environmental Action Plan

With regard to environmental remediation measures, in June 2022, Braskem presented to the Federal Public Prosecutor's Office (MPF) the Environmental Diagnosis, for the assessment of potential environmental impacts and damages, and the Environmental Plan, with detailed proposals for compensation measures for the identified impacts. In compliance with the recommendation provided for in the Agreement, in December 2022, the plan was submitted to the analysis of a second opinion, carried out by a specialized and independent consultancy, and was later approved by the MPF.

The implementation of the measures began in March 2023 and considers: 1) the Monitoring Program and the Plan for the Sustainable Use of Groundwater Resources, which comprises, in addition to other activities, 16 monitoring points already installed and a systematic periodic monitoring of groundwater quality in the region; and 2) the Ecological Compensation Plan and the Fauna Monitoring Plan, provide for the restoration of mangrove areas, where 1.41 hectares have already been planted in the Flexal area, on the banks of the Silva stream and the Mundaú lagoon, and planting in new areas is in planning. The measures of the environmental plan are expected to be completed by 2028.

Urban Integration and Development of Flexais

The Urban Integration and Development of Flexais project is provided for in a specific agreement and aims to reestablish the socioeconomic dynamics of the region located outside the eviction map defined by the Civil Defense, considering that studies have pointed to a situation of socioeconomic isolation after the eviction of part of the properties located in the affected neighboring neighborhoods. Braskem has committed to implementing 23 socioeconomic measures, of which 14 are implemented, 4 are in execution and 5 are planned to start in the coming months.

Highlights include school transportation, the bus route for exclusive and free use, the environmental education program, professional training with 14 courses already held and 290 vacancies offered, road requalification, the construction of UBS and daycare/school for 120 students.

A financial support program was made available to the population of Flexal, on an optional basis, with an adhesion of 99.7% and payment of 99.9% of proposals. In addition to financial support to the population, R$64 million were paid to the municipality of Maceió for the execution of additional measures in the region.

The Flexais region is constantly monitored and, according to technical studies, does not present soil movement associated with subsidence.







Service channels

Since 2019, through social dialogue with community leaders, the general population and merchants, information has been taken and doubts clarified about the PCF, the works and interventions in the areas, the socioeconomic projects to serve the population, among other topics. Active listening was also carried out, which received the demands of the communities and sought to support their resolutions, in addition to looking for opportunities for cooperation to mitigate local impacts. Through different channels of direct contact with families, with the support of messaging applications and a free direct dialing Call Center, in 2024, approximately 247 thousand telephone calls were made.

Specifically in the Flexais Project, which started in 2022, several communication channels were offered with the community, such as the project's official website (**www.projetoflexais.com.br**), through which the community can find out about the progress of the actions. Conversation circles, technical visits and monthly meetings with the community were also held. In the Flexais Project, 4,112 telephone calls were made in 2024.

In addition, access to information on the actions developed in Maceió is broad and transparent, through the website **https://www.braskem.com/alagoas-en**, which includes periodic accountability of the activities carried out. Braskem also has the Commitments to Maceió platform, published in the main local media and on social networks, to ensure that the most up-to-date information is always available and accessible.

In 2024, Braskem's commitments to Maceió will continue to be reflected in the work with more than 2,000 professionals dedicated to carrying out actions and programs on the social, urban and environmental fronts. Of note are the actions for the closure of salt wells, the continuation of urban mobility works and the forwarding of socio-urban actions.


Braskem
Abix.com.br

05 Business *performance*

Leandro Parizan
Braskem member (Mauá/SP)

Braskem

Operational *performance*

The performance of the petrochemical industry is affected by the cyclicality of the sector[1], that is, by imbalances between global supply and demand, in addition to macroeconomic factors such as interest rates, oil prices and regulatory issues. In addition to these influences, the industry faces the worldwide challenge of transitioning to a circular and carbon-neutral economy.

In 2024, the industry remained affected by product supply due to the continuous entry of new polyethylene (PE) and polypropylene (PP) capacities in the United States and China. Also, combined with lower global consumption resulting from continued high interest rates and global inflationary pressure, petrochemical spreads in the international market remained at historically low levels, putting pressure on the profitability of the global chemical and petrochemical industry.

Learn more About the dynamics of the petrochemical industry on the Investor Relations page.

Learn more About Braskem's performance in annual reports.

(1) Periods alternating between limited product supply and high profit margins, and increased supply out of step with decreased demand, resulting in lower profit margins.

Operational results

GRI 2-6, SASB-RT-CH-000

Utilization rate per segment

Utilization rate (%)	2020	2021	2022	2023	2024
Brazil	81	81	78	71	72
United States and Europe	89	87	80	81	74
Mexico	74	66	73	77	78

In Brazil, the average utilization rate in petrochemical plants remained in line. In the United States and Europe, the utilization rate was lower by 7 p.p., mainly due to scheduled and unscheduled maintenance shutdowns in plants in the United States and Europe during the period. In Mexico, the utilization rate was higher by 1 p.p., reaching the highest annual utilization rate since 2017, due to the greater availability of ethane.

Sales by segment

Sales volume (ton)	2020	2021	2022	2023	2024
Brazil[1]	7,922,253	7,843,741	7,564,475	6,903,435	7,105,931
United States and Europe	1,968,146	2,217,055	2,096,884	2,109,679	1,957,307
Mexico	845,067	637,776	766,558	803,110	845,717

(1) Considers resins and main chemicals.

In Brazil, sales volume was higher (+3%) compared to 2023, mainly due to the higher sales volume of main chemicals in the domestic market, due to the higher availability of products for sale. In the United States and Europe, the volume of sales was lower (-7%), impacted by lower demand due to lower industrial activity in both regions. In Mexico, sales volume increased (+5%), mainly explained by export opportunities.

Financial *performance*

GRI 3-3 Economic and financial performance, GRI 201-1

Cash generation

We ended the year with recurring EBITDA of US$1.1 billion, 46% higher than in 2023, mainly explained by the improvement in international spreads highlighting the spread of PE, PP and chemicals in Brazil, PP in the United States and Europe, and PE in Mexico. Another positive factor was the higher sales volume of products in Brazil and Mexico.

In turn, in 2024, recurring cash consumption was approximately R$499 million, due to the increase in recurring EBITDA compared to 2023, the reduction in operational capital expenditure (Capex), with no impact on the reliability and security of operations, and the increase in interest payments related to the issuance of debt securities in the international market. Adding the payments related to the geological event in Alagoas, the company presented a cash consumption of approximately R$2.6 billion.

Liquidity and indebtedness

We ended the year with a gross debt of US$8.6 billion, with 95% of maturities concentrated in the long term and 5% in the short term. In line with the strategy of maintaining financial health, we issued debt securities in the international market for a total amount of US$850 million in October, and a partial repurchase of its bond maturing in 2081 (hybrid bond) in November 2024. Finally, corporate leverage, measured by the net debt/recurring EBITDA ratio in U.S. dollars, was 7.42x.

Investments

In 2024, corporate investments of around US$429 million were made, 2% lower than the initial estimate, in line with the optimization of investments during the year.

Investments (US$ million)	2024	2024e[1]
Operational	407	421
Strategic	22	19
Total	**429**	**440**

(1) Expected value

The main operational investments made were in the implementation of projects related to increasing the reliability and operational safety of industrial assets globally, and in the completion of the construction of the new research and development facility in Boston, United States, focused on biotechnology, chemical catalysis and open innovation.

Regarding strategic investments, the resources were mainly directed to the conclusion of payments for the expansion of bioethylene capacity in Rio Grande do Sul, to energy efficiency projects of industrial assets, and to investments related to innovation and technology initiatives.

In 2024, investments related to long-term objectives for sustainable development accounted for 30% of corporate investments.

Investments by macro-objectives[1] (ex-Braskem Idesa)	US$ million	
	2024	2024e
Dimensions		
MO 1 – Health and safety	36	44
MO 2 – Economic and financial results	5	1
MO 3 – Elimination of plastic waste	0	0
MO 4 – Combating climate change	12	17
MO 5 – Operational eco-efficiency	20	10
MO 6 – Social responsibility and human rights	6	1
MO 7 – Sustainable innovation	12	13
Total	**92**	**87**

(1) Investments by dimensions do not consider investments in scheduled maintenance shutdowns or equipment spare parts, among others.

In relation to Braskem Idesa, the strategic investment made was for the continuity of the construction of the ethane import terminal in Mexico, through the Terminal Química Puerto México (TQPM).



06

Braskem's *strategy*

Corporate Strategy 2030

Strategic direction

Ariane Cândido Batista
Braskem member (Camaçari/BA)

Braskem

Corporate *Strategy 2030*

The review of our corporate strategy, carried out in 2022, integrated our long-term objectives for sustainable development, defining the company's growth focus in the coming years along three avenues: traditional business, bio-based and recycling.

The strategy is anchored in our pillars and foundations, with a focus on creating value through the balance of capital allocation and returning value to shareholders throughout the cycle, while investing in our growth avenues, generating positive impact for all stakeholders.



Foundations

The foundations of our strategy reflect the non-negotiable values that are fundamental to ensuring the achievement of our objectives in the different pillars and growth avenues. They are: **safety**, **people and culture**, and **governance**.

Strategic pillars

Our strategic pillars reinforce long-term ambitions, considering the constant search for greater productivity and competitiveness of our assets and operations, sustainability in the petrochemical industry, the growth and diversification of our business, portfolio and raw materials, and sustainable innovation ensuring the future of the business. They are: **productivity and competitiveness**, **sustainability**, **growth and diversification**, and **innovation**.

Growth avenues

Traditional business

We will continue to leverage our traditional petrochemical business, composed of fossil-based products, seeking to increase its profitability through selective investments with high added value, including projects to improve productivity and competitiveness, in addition to continuing to implement the decarbonization of our current assets. These measures together will enable us to deliver our objective[1] of reducing scope 1 and 2 emissions by 15% by 2030 and achieving carbon neutrality by 2050.

Bio-based

We will continue to strengthen our global leadership position by developing new renewable solutions. Our strategy seeks to expand bio-based resin and chemical production capacity to achieve our objective[1] of expanding bioproducts and bio-attributed products capacity to 1 million tons by 2030, including the use of renewable raw materials.

Recycling (circular economy)

We will seek to expand our portfolio with circular products (through mechanical recycling) and expand the use of circular raw materials (through chemical recycling), with the objective[1] to reach 1 million tons of products with recycled content by 2030.

(1) Such objectives are subject to risks that include, but are not limited to: advancement, availability, and development and accessibility of the technology necessary to achieve these objectives.

Strategic pillars

Productivity and competitiveness

Drive toward top quartile focusing on decarbonization initiatives and high value investments.

Sustainability

Be a reference in the global chemical and plastics sector in sustainable development.

Growth & diversification

Increase diversification in bio-based and circular raw materials and products.

Innovation

Deliver high value sustainable solutions through chemical and plastic innovation.

Growth avenues

Traditional business

- Grow through high-value investments.
- Decarbonize current assets.

Objective[1]

Achieve carbon neutrality by 2050 and reduce scope 1 and 2 emissions by 15% by 2030.

Bio-based

- Grow bio-based resins and chemicals products.
- Expand the use of renewable raw materials.

Objective[1]

Expand bioproducts and bio-attributed products production capacity to 1 million tons by 2030.

Recycling

- Grow in circular products (mechanical recycling).
- Expand the use of circular raw materials (advanced recycling).

Objective[1]

Expand the portfolio of resins and chemicals with recycled content to 1 million tons by 2030.

Foundations

Safety

Safe operations as a permanent and non-negotiable value.

People and Culture

A human-centered company that promotes diversity, inclusion and human rights with a culture that believes in people, values relationships and focuses on results.

Governance

Governance and compliance in line with the best market practices.

(1) Such objectives are subject to risks that include, but are not limited to: advancement, availability, development and accessibility of the technology necessary to achieve these objectives.

Shareholders value creation

Continue to balance our capital allocation, returning value to shareholders throughout the cycle while investing in our business and growth opportunities, generating positive impact for all stakeholders.

Strategic *direction*

The petrochemical industry, in recent years, has undergone profound structural changes due to three main supply shocks: the new gas-based capacity entries, the new capacity entries in China, and the rationalization and reconfiguration of refineries.

Faced with this challenging scenario, and in line with the 2030 Corporate Strategy, Braskem defined action fronts for the **2025–2027 cycle**. During this period, we will implement initiatives to mitigate cash consumption, while accelerating Braskem's transformation.

Pillars of action

2 Resilience and financial health

- Implement **tactical initiatives to mitigate** the impacts of the industry's downturn.
- Prioritize strategic projects considering asset strategy and organizational transformation.

3 Transformation

- Implement actions to **support the current business**.

REDUCTION OF THE NAPHTHA BASE	INCREASE IN THE GAS BASE	MIGRATION TO GREENS
Implementation of the asset strategy focused on cash generation.	Feasibility of projects to increase capacity in gas-based assets.	Development of new bio-based projects.

1 Foundation

SAFETY — PEOPLE AND CULTURE — GOVERNANCE

"To address the structural changes in the petrochemical industry landscape, Braskem will operate based on three pillars: financial resilience and health, transformation, and foundation.

The company will continue advancing in the implementation of tactical initiatives to mitigate the impacts of the cycle, while also implementing a transformation process in its business. This transformation, which we call 'Switch to Gas and Fly Up to Green,' is based on increasing the company's gas-based assets, with higher profitability than the naphtha-based assets that will be reduced, and a shift to production using renewable raw materials. These combined measures will ensure the resilience of Braskem's profitability in the face of the industry's structural context."

Roberto Ramos
Braskem business leader


SWITCH
TO GAS...
AND FLY UP TO
GREEN



07

Growth avenues

Traditional business

Bio-based

Recycling (circular economy)

Wellington Santos Conceição
Braskem member (São Paulo/SP)

01
02
03
04
05
06
07 Growth avenues
08
09
10
11

Industrial Decarbonization Program

GRI 3-3 Energy efficiency, GRI 3-3 Climate change

Braskem's Industrial Decarbonization Program has the objective to reduce greenhouse gas (GHG) emissions, scopes 1 and 2, by 15% by 2030 through gains in efficiency, competitiveness, reliability and energy sustainability. The program is anchored on two fronts:

1. Culture, process and governance: development of an industrial mindset focused on GHG reduction; strengthening governance and adequacy of processes oriented to decision-making and implementation of initiatives that consider potential emissions; and development of partnerships for the implementation of structuring solutions and differentiated business models.

2. Lines of action, distributed in:

Continuous improvement: operational initiatives with low or no investment, with a view to reducing GHG emissions.

Energy efficiency: initiatives for energy optimization and integration of industrial processes with investments.

Electrification: electrification of energy-intensive equipment, replacing the use of fossil fuels with renewable electricity.

Energy matrix: increase in the share of electricity and low-carbon fuels in Braskem's energy matrix.

Carbon capture: capture of GHG emissions from Braskem's main industrial assets for use or storage of carbon.

CO_2e Emissions Reduction Status

(scopes 1 and 2, thousand tons)

GRI 305-5, SASB EM-MD-110a.2


-15%
10,876
769
10,107
863
9,244
Base year (2018–2020)(1)
Achievement
Current year (2022–2024)
Challenge(2)
Objective

(1) Value is based on the 2018, 2019 and 2020 inventories, which consider the IPCC's AR4.
(2) Value is based on the average of inventories from 2022 to 2024.

In addition to important gains in competitiveness, we have already achieved a potential reduction of approximately 1.1 million tons of CO_2e with the initiatives currently in operation. Continuous improvement initiatives, i.e. without capital investment (CapEx), represent more than half of the total potential reduction. The value of the average inventories from 2022 to 2024 does not fully reflect this gain due to the natural deleveraging of industrial processes and the increase in emissions derived from strategic initiatives. Renewable energy contracts with a global approach contribute more than 20% of the reduction volume, while financially viable structuring projects also play a significant role. Among these projects, Vesta, in São Paulo, in partnership with Siemens, and the production of steam through biomass, in Alagoas, in partnership with Veolia, stand out.

CO_2e Reduction Roadmap – 2030

(in MMt CO_2e/year)


1.1
0.2
1.0
2.3
Continuous improvement (56%)
Energy matrix (31%)
Electrification (7%)
Energy efficiency (6%)
In operation
Running
Under study

We remain focused on the study and implementation of projects in all segments to achieve our objective of seeking competitiveness and, at the same time, reducing emissions by 2030 with a focus on partnerships, preferably. Among the main studies are:

Electrical reliability: use of large batteries in Rio Grande do Sul to reduce the generation of electricity through fossil sources, without compromising reliability.

Electrification: implementation of an electric boiler that uses renewable energy to produce steam, replacing fossil fuel.

Renewable energy solutions: development of new renewable energy solutions, such as biomass, to enable the replacement of low-carbon fuels.

Renewable electricity: progress in increasing the share of low-carbon electricity in Braskem's energy matrix.

These initiatives reflect our commitment to sustainability and innovation, aiming for a cleaner and more efficient future.

GRI 3-3 Energy efficiency, GRI 3-3 Climate change

Vesta Project (Brazil): replacement of steam turbines with high-performance electric motors (electrification of equipment), supported by a new cogeneration plant powered by residual gas with high hydrogen content. With implementation started in 2019 and the start of the first operation phase in 2022, the project, located at the ABC plant in São Paulo, was carried out in partnership with Siemens Energy within the scope of the cogeneration plant, with a joint investment of around R$600 million. In 2024, the project was completed with the completion of the electrification process of the engines. As a result, an annual reduction in GHG emissions of about 100,000 tons of CO_2e is estimated, in addition to reductions in energy use (-7.3%) and water consumption (-11%) at this site.

Biomass Project (Brazil): replacement of more than 200,000 m^3 per day of natural gas consumed at the PVC unit in Alagoas with competitive steam produced with eucalyptus chips (biomass), resulting in an estimated reduction of 150,000 tons per year of CO_2e and leveraging the socioeconomic development of the region. The steam supply operation started in November 2023. In 2024, we moved forward with the electrification project of one of the main turbines in the industrial process, thus allowing us to continue with the initial schedule of reaching the completion of the entire project in October 2025.

Renewable electricity (Brazil): replacement of part of the electricity from the interconnected grid with long-term contracts for the purchase of renewable electricity. Six contracts have been signed since 2018, totaling around 140,000 tons of CO_2e per year, in potential reduction of emissions from 2025, in addition to enabling the construction of approximately 600 MW in installed capacity, of which 90% is aimed at the self-production structure in which Braskem is a partner of wind and solar plants. In 2024, we increased the use of low-carbon electricity in our energy matrix.

Long-term contracts for the purchase of renewable electricity in Brazil


casadosventos
In operation (2022-2023)
In operation (2024)
voltalia
In operation (2022)
EDF energies nouvelles
In operation (2021)
Under construction (2025)
auren
In operation (2024)

The Decarbonization Program remains focused on the search for competitive solutions. The initiatives with the highest economic return were part of the first phase of the program, and it is therefore natural to find greater challenges in the feasibility of the initiatives highlighted for the second phase, challenges that are accentuated by the world economic and petrochemical scenario.

Energy consumption by type (%)

GRI 302-1, GRI 302-3


Other fuels
2.7%
Coal
2.5%
Electricity
9%
Natural gas
23.8%
2024
Residual fuels(1)
62%

(1) 9% of the total volume of waste gas is natural gas.

Renewable energy in Braskem's energy matrix(1)

SASB RT-CH-130a1.

Clean and/or renewable energy(2) consumed

(% of total energy consumed)


2020 4.8
2021 5.4
2022 6.9
2023 7.1
2024 9.0

Total clean and/or renewable energy(2) purchased

(% of total energy purchased)


2020 11.7
2021 13.1
2022 17.4
2023 16.9
2024 24.0

Clean and/or renewable electricity(2) energy purchased(3)

(% of total electricity purchased)


2020 74
2021 71
2022 80
2023 80
2024 84
2030 85

(1) The calculation of the indicators takes into account the purchase of energy, which may differ from consumption, due to the stock of coal and biomass, in addition to the mismatch of dates between the measurement of consumption and the electricity bill, among others.

(2) Renewable energies: sources of energy generation capable of being renewed through ecological cycles or agricultural processes. Clean energy: sources of energy generation that do not emit polluting gases, including GHG.

(3) Braskem's electricity supply is acquired through specific renewable contracts, complemented by electricity from the grid. Thus, the percentage of renewable electricity purchased considers both forms of supply.

Energy consumption by type

	2021	2022	2023	2024
Energy consumption (GJ)	188,512,343	187,376,560	175,095,186	172,885,362
Energy consumption Intensity (GJ/t)	10.80	11.31	11.07	10.87

"Our Industrial Decarbonization Program at Braskem has a clear goal: to reduce GHG emissions by 15% by 2030. Projects like Vesta in São Paulo, Biomass in Alagoas, among numerous continuous improvement initiatives, driven by the leadership of our team members, demonstrate Braskem's commitment to combating climate change."

Stefan Lepecki
vice president of South America usiness



Braskem's bio-based portfolio includes thermoplastic resins and chemicals derived from renewable feedstocks, which offer customers and consumers the same performance as products derived from fossil-based raw materials. In line with our strategy, we have the objective to increase the production capacity of bioproducts and bioattributed products to 1 million tons by 2030.

Bioproducts:

100% segregated and from renewable sources.

I'm green™ bio-based polyethylene (PE): used in packaging in consumer sectors such as food, beverages, hygiene and cleaning products, as well as toys, trash cans, and plastic bags.

I'm green™ bio-based EVA: used in applications such as footwear, adhesives, toys, wires and cables, tatami mats, and foams in general.

I'm green™ bio-based PE wax: used in applications such as adhesives, cosmetics, paints and composites.

Since 2010, we have enhanced our expertise in the operation of the ethanol dehydration plant for the production of bioethylene, expanding our market globally and achieving increasing operational and financial results. This advance was accompanied by the adoption of responsible practices in the purchase of raw materials, considering the socio-environmental risks associated with the sugarcane chain. We expanded the bioethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul by 30%, completed in 2023, which corresponds to an increase from 200,000 to 260,000 tons per year.

In 2024, the sales volume of I'm green™ bio-based polyethylene was higher by 23%, mainly due to the greater availability of product for sale and commercial market development efforts after the completion of the project to increase green ethylene production capacity that was completed in 2023.

Production capacity (bioethene) & sales (I'm green™ bio-based polyethylene)


Utilization rate
Production Capacity (thousand tons)
Sales of I'm green™ bio-based polyethylene (thousand tons)

Learn more About Braskem's Responsible Ethanol Sourcing Program in the sustainability pillar.

"I'm green™ bio-based has been on a mission to capture the interest of the global market and support it to fulfill its potential in the bio-based agenda. Our objective is to position the I'm green™ bio-based brand as one that brand owners want to be associated with and that consumers recognize and trust. Our I'm green™ bio-based polyethylene is present in more than 40 countries and is applied by more than 200 companies and brand owners around the world. It is a unique product, simple to apply in the chain, renewable and with qualities equivalent to those of fossil origin."



Walmir Soller
vice president of North America, Europe and Asia Business (NAMEA)

Bio-based initiatives

Bio-based solution of renewable origin, 100% segregated, traceable and measurable for a low-carbon economy.

- **Measurable bio-based content** (C14) (in the product).
- **Carbon removal** (negative carbon footprint[1]).
- Raw materials of renewable origin and tracked **following Braskem's Responsible Sourcing Program.**



PE I'm green bio-based

-2.12[2] CO_2e/kg
Carbon removal from the atmosphere

+3.10[3] CO_2e/kg
Global average footprint of conventional PE

For product families where we do not have a segregated solution, we are complementing our bio-based product portfolio with bio-attributed products through mass balance, certified by ISCC Plus, thus expanding our portfolio of sustainable solutions.

Bioattributed: Traceable solution[4] that supports the transition to a green and circular economy by partially reducing dependence on fossil fuels.

- Bio-based content attributed via mass balance is certified by an independent third party.
- Higher complexity for **tracking and measuring**.

(1) From cradle to gate.
(2) LCA study conducted by ACV Brasil/2023 (from cradle to Braskem's factory gate). Following the ISO 14040, ISO 14044, and ISO 14071 standards, this LCA study was critically reviewed by KPMG.
(3) Conventional polyethylene (HDPE), global average – ecoinvent v3.10.
(4) Mass balance allows for the tracking of the amount of circular and/or bio-based content in the value chain and assigning it based on verifiable accounting.

We currently have a number of initiatives underway that together result in the expectation of capturing a total value of between US$600 million and US$800 million in EBITDA when implemented.

Bio-based initiatives

Production capacity of bioproducts and bioattributed products
(in kt/year)


1,000
TBD
~160
~200
~235
260
60
200
260
260
260
260
2023
2024
2030e
Studies for new opportunities in renewables
sustainea
BraskemSiam
Study for the development of bio-based green PP in the USA
Current capacity of bio-based green PE
Green ethylene
Green ethylene DBN

Ongoing initiatives

BraskemSiam — Joint-venture with SCGC	Contract for FEED with Tokyo Engineering to develop basic engineering and Capex estimation for green ethylene plant in Thailand.
sustainea — Joint-venture with sojitz	Production and commercialization of monoethylene glycol with renewable raw material (bioMEG), subject to the approval of the technology.
New Renewables Innovation Center in the United States	Investment of about US$20 million to accelerate research related to chemicals and renewable materials, expanding capacity in the area of biotechnology, catalysis, and process engineering.
Licensing of the technology of green ethylene — Partnership with Lummus	Partnership to develop and license Braskem's technology for the production of green ethylene.
Partnerships with universities	Development of technological routes for products with higher added value.

BraskemSiam

With regard to new business, we advanced in our partnership with SCG Chemicals. Braskem Siam signed the Front End Engineering Design (FEED) Agreement with Toyo Engineering Corporation in September 2024. The formation of the Braskem Siam joint venture will enable the study of a project for the production of bioethylene in Thailand, with a capacity of 200,000 tons, through the EtE EverGreen™ technology – Braskem's own technology, resulting from a partnership between Braskem and Lummus Technology. The study, which is expected to be completed in the second quarter of 2025, represents an important step in the project to implement the company's first industrial park in Asia and will contribute to achieving our long-term objectives.

sustainea

In partnership with Sojitz (a company based in Japan), we created Sustainea, a joint venture focused on the production and marketing of monoethylene glycol (bioMEG), a raw material used in the production of polyethyl terephthalate (PET) for the packaging and textile industry, and monopropylene glycol (bioMPG), which can be used in applications for civil construction, industrial use and cosmetics. In 2023, Sustainea produced its first bottle made of bioPET, which passed regulatory tests for food contact. In October 2024, Sustainea announced the location of its first industrial plant, which will be built in the United States, in Lafayette, Indiana. In addition, a partnership was also signed with Primient, for the supply of corn dextrose for the first industrial plant.

"Sustainea has taken important steps in 2024, such as defining the site of our first industrial plant, which will be established in Indiana, in the United States. In addition, we have secured a long-term contract for the supply of our flagship raw material, corn dextrose.

These decisions are part of an ambitious business plan aimed at the construction of three industrial plants and will position Sustainea as a global leader in the production of bioMEG, with competitiveness and significant reduction in carbon emissions.

In 2025, we will continue to advance in the engineering of our first factory (which has its final investment decision in 2026), ensuring competitive funding and formalizing partnerships with bioMEG and bioMPG customers."

Gustavo Sergi
CEO of Sustainea

New Renewables Innovation Center in Lexington, USA

Focused on research and development of renewable raw materials, the center will be fundamental for the discovery phase of new solutions, and operate in direct collaboration with our other centers in Campinas, Triunfo, and Pittsburgh.



First office in Japan

In 2023, Braskem opened its first representative office in Japan. The country is implementing solid public policies for the renewable resins market, with defined strategies and goals. One of the national goals is to incorporate about 2 million tons of products made with biopolymers into the economy by 2030. These initiatives by the Japanese government highlight the country as a relevant and strategic market for Braskem's I'm green™ bio-based polyethylene.

Recycling *(circular economy)*

GRI 3-3 Post-consumer plastics, GRI 301-3

In recent years, we have been working on the implementation of several strategies related to the circular economy, with the expansion of the portfolio of products with recycled content, the development of partnerships to advance chemical recycling and alternative raw materials, investments in new technologies, as well as a focus on product design and the engagement of society on the subject.

We remain committed to achieving our long-term objective of expanding our portfolio of products with recycled content to 1 million tons by 2030. The volume of plastic recovered from this expansion is continuously reported to monitor progress. Despite a 30% growth in the volume of sales of products with recycled content in 2024 when compared to 2023, achieving the transitional target of 300,000 tons in 2025 presents significant challenges and will not be achieved, mainly due to the price competitiveness between recycled and virgin plastics, which deepened in 2023, negatively impacting the recycling chain and the demand for recycled products.

The lack of advances in regulations has slowed the pace of growth in the sector, and market challenges have slowed progress in chemical recycling technology. However, we remain focused on our 2030 goal, and growing and establishing new partnerships with this objective.

In 2018, we defined our way of operating in the circular economy and, since then, we have continued to work on the development of this business. Thus, in 2022, we launched our Wenew ecosystem, which includes the portfolio of resins and chemicals with recycled content, as well as the actions and initiatives that enable our transition to the circular economy. By the end of 2024, the Wenew portfolio included more than 55 grades and chemical products, and its sales reached a volume of more than 85,000 tons, a growth of more than 35 times since 2019.

Wenew addresses our plastic waste reduction objective

WENEW

Circular products
Resins and chemicals with recycled content.

WEMOVE

Technology
Innovative technologies that make it possible to leverage the circular economy.

Circular design
Rethinking product and packaging design is essential for the circular economy.

Education
Environmental education and consumer engagement initiatives.


Start
Product design
Manufacturing
Capacity and efficiency
Use
Conscious consumption
Collection
Engagement of the plastics chain
Recycling
Waste recovery and reuse
Closing the loop on plastic

Learn more About Wemove and its actions in the Sustainability pillar.

Sales of products with recycled content increased significantly compared to 2023 for the following reasons:

- Expansion of Wise Plásticos' production capacity, as well as our portfolio of mechanically recycled products, with emphasis on the home appliances segment in Brazil.
- Launch and growth of sales and circular raw material products produced with plastic waste via chemical recycling, mainly in the United States and Europe.
- Products made from biocircular raw materials, coming from used cooking oil (UCO), in the United States.



"Year after year, we have seen significant growth in our circular economy business. We continue to invest in expanding production capacity and working to overcome the technological and regulatory challenges of this sector, in addition to the challenges related to selective waste collection and conscious consumption."

Antônio Queiroz
vice president of Innovation, Technology and Sustainable Development

This year, chemical recycling gained momentum because, in February, Brazil's National Health Surveillance Agency (Anvisa) authorized the use of products obtained through chemical recycling by pyrolysis in food contact applications. This measure contributes to the advancement of the circular economy in Brazil, helping to diversify applications and reduce plastic waste.

PCR Sales Volume (ton)	2020	2021	2022	2023	2024
Total	**9,067**	**22,181**	**52,713**	**65,634**	**86,012**
Chemicals	1,725	1,975	11,772	10,751	9,688
Resins	7,341	20,206	40,941	54,882	76,324
Brazil	2,765	10,138	19,713	29,079	35,722
United States and Europe	1,810	3,405	15,541	17,026	30,481
Mexico	2,766	6,663	5,687	8,777	10,121

The expansion of Braskem's operations in the circular economy business occurs in partnership with market players and through acquisitions, with projects that promote mechanical and chemical recycling. Both models rely on Braskem's expertise in product development. Some examples of products launched in 2024 that are now part of our portfolio are two new solutions in ethylene vinyl acetate (EVA), produced using recycled raw materials, and the new grade for application in raffia, obtained through reverse logistics and recycling of Braskem's big bags, in addition to nine grades for various applications in the flexible segment, being today the most complete on the market.

In addition, a partnership signed with the Dutch Organization for Applied Scientific Research (TNO in the Dutch acronym) aims to develop recycling technology by dissolution, which is close to mechanical recycling. This collaboration seeks to develop recycling technology based on Möbius dissolution, a process that purifies plastic waste, removes impurities and produces high-quality polymeric resin. The result is a 100% segregated product, ideal in a variety of applications, including food packaging.

> ***Through this partnership, Braskem reaffirms its commitment to sustainability and circularity. By developing advanced recycling technologies, we aim not only to contribute to the elimination of plastic waste, but also to achieve a positive environmental impact across the entire value chain.***

Learn more About projects and partnerships in Innovation.

We are advancing partnerships and chemical recycling supply contracts with major global companies. One of these partnerships was signed with Shell Chemicals, which started supplying Braskem with bioattributed and biocircular propylene raw materials, with a certified mass balance approach, enabling more sustainable options for the growing consumer demand in the packaging, film, automotive and consumer goods markets. Shell is replacing hydrocarbon raw materials with a bioattributed, biocircular raw material in its propylene product, which has the potential to reduce GHG and contribute to a circular economy. Polypropylene made from bioattributed, biocircular propylene has been developed to support growing consumer demand for more sustainable plastics.

In addition, Braskem and Neste, a Finnish refining company, signed an agreement for the supply of circular and biocircular raw materials for the production of resins and chemical products. These products are being marketed mainly in South America and are part of Braskem's Wenew product portfolio.

> ***The commercialization of a new solution that adopts the highest quality standards will ensure sustainability from the beginning of the value chain. The partnership with Neste is a significant milestone in Braskem's journey into the circular economy.***

Circular feedstocks are sourced from plastic waste through chemical recycling, and biocircular feedstocks originate through the processing of renewable feedstocks, such as used cooking oil (UCO).

The products resulting from the use of these raw materials will receive International Sustainability and Carbon Certification (ISCC PLUS), since the mass balance method is used in this production. This will give customers additional assurance regarding the chain of custody and the sustainable origin of materials. Our partnership with Georg Utz AG allowed Braskem to present to the European market a resin produced via chemical recycling of plastic waste with ISCC PLUS certification, which highlights the sustainability of the product.

Achieving the objectives in recycling growth is subject to several challenges of the global industry, including the development of the waste chain, technological innovation and the stimulation of demand. With regard to the production chain, it is necessary for plastic waste to return to the economy, which depends on a well-established collection, sorting and recycling structure.

In the development of technologies, it is necessary to advance, especially in chemical recycling, which can expand the recyclability of different types of waste and bring about a larger scale of production. Finally, it is relevant that the demand for products with recycled content is stimulated, which can be leveraged through public and regulatory policies.

Announced capacities (kton)


50
23
50
123
Mechanical Recycling(1)
Mechanical Recycling(2)
Global Chemical/ Biocircular Recycling(3)
Total

(1) Mechanical recycling in Brazil considers Wise's volumes, own assets and expansion.
(2) Mechanical recycling in Europe considers volumes from the Upsyde platform.
(3) Global chemical and biocircular recycling considers contracted volumes of partners for the production of products with circular and biocircular raw materials from chemical recycling.



08 Strategic pillars

Sustainability

Productivity and competitiveness

Growth and diversification

Innovation

Rayane Castro
Braskem member (São Paulo/SP)

Sustainability

SASB EM-MD-160a.1

Sustainability is a key pillar in our growth strategy. Guided by the **Global Sustainable Development Policy**, we have established seven dimensions of objectives that address material topics relevant to Braskem's business and its value chain. Among these dimensions, three are highlighted as priority focuses: climate change, plastic waste, and human rights and social responsibility.

Climate change

GRI 3-3 Climate change, SASB RT-CH-110a.2., SASB EM-MD-110a.2

To understand the impact of our operations and mitigate potential risks, we conducted our first greenhouse gas (GHG) inventory in 2008, covering scopes 1 and 2. Since then, we have monitored and disclosed our GHG emissions to stakeholders, including scope 3 as of 2012. This tool is essential to manage Braskem's performance in combating climate change.

In 2021, as a key step in climate management, we defined objectives that aim to reduce GHG emissions, consolidating efforts to achieve carbon neutrality by 2050, making Braskem's operation more resilient to the potential impacts of climate change, physical and transition risks. The objectives are:

2030

- Reduce scope 1 and 2 GHG emissions by 15% (base year 2020[1]).
- Acquire 85% of electricity from renewable sources for all of Braskem's industrial operations.
- Expansion of the production capacity of bioproducts and bio-attributed products to 1 million tons.
- Increase our internal water security index to 100%.
- Reduce exposure to climate risks identified as high.

(1) Base year is the average of 2018, 2019 and 2020, measured in moving average (3 years).

2050

Carbon neutrality

To achieve these mitigation objectives, we prepared Braskem's Climate Transition Plan, which details the work fronts, projects and tools used by Braskem to measure, monitor and achieve emission reductions in accordance with the established objectives. The Industrial Decarbonization Program is one of the most relevant fronts of Braskem's climate agenda, as it focuses on the implementation of emission reduction projects at our industrial units, directly reflecting on scopes 1 and 2. In 2024, we updated the marginal abatement cost curve (MACC) and the respective roadmap with actions to achieve our objectives for 2030.

Learn more About Braskem's Climate Transition Plan.

Below, we present the main results and our progress in climate management in 2024.

Greenhouse Gas Inventory

GRI 3-3 Climate change

Braskem's Greenhouse Gas (GHG) Inventory includes 100% of the industrial operations under the company's operational control, audited by an independent third party[2], and is calculated and reported annually on the Public Emissions Registry platform of the Brazilian GHG Protocol Program and, as of 2024, will also be included on the National Emissions Registry System platform. Braskem received the program's Gold Seal in 2024, for the 14th consecutive year.

(2) Braskem's GHG Inventory is audited by a Verification and Validation Body accredited by the Institute of Metrology, Quality and Technology.

Learn more On the Public Emissions Registry platform.

GHG Emissions

GRI 305-1, GRI 305-2, GRI 305-4, SASB EM-MD-110a.1, SASB RT-CH-110a.1


Scope 1 (tCO_2e)
Scope 2[1] (tCO_2e)
Intensity (Scope 1+2, tCO_2e)
Output (t)
0.668
0.637
0.646
0.625
0.612
16,092,170
17,059,721
16,569,637
15,812,107
15,907,195
765,287
881,089
607,634
553,004
523,530
10,021,191
9,987,076
10,104,170
9,323,773
9,208,346
2020
2021
2022
2023
2024

(1) Market-based is the approach that quantifies scope 2 GHG emissions using the specific emission factor directly associated with the origin of the purchased electricity generation.

GHG emissions – scope 1

GRI 305-1

Most of Braskem's scope 1 emissions occur in our first-generation petrochemical complexes, where we transform raw materials, from fossil or renewable sources, into various chemical products. This process, known as cracking, requires large amounts of energy. Consequently, stationary combustion is the main emission category of this scope, representing 98% of Braskem's total direct emissions in 2024, due to the burning of fossil fuels to generate the energy needed for the process.

GHG emissions – scope 2[3]

GRI 305-2

Braskem's scope 2 is composed of emissions from two sources of purchased energy: electricity and steam, which, in 2024, accounted for 57% and 43% of emissions in this scope, respectively.

In 2024, there was a 5.3% reduction in emissions from this scope, driven primarily by the increase in purchased clean and/or renewable energy and the reduction in GRID emission factors in the United States.

(3) Braskem consolidates its scope 2 emissions following the market-based approach.



GHG emissions – scope 3[4]

GRI 305-3

As in previous years, scope 3 remains the scope with the largest share of GHG emissions, totaling 25,859,359 tons of carbon equivalent (tCO_2e) in 2024. In Braskem's value chain, the most relevant emission sources are: the extraction and production of raw materials (category 1), which represent 46% of the entire Scope 3 emissions in 2024. Second and third are downstream emissions, with the transformation processes of our resins (category 10) and the direct use of some petrochemical products being the main emitters (category 11), representing 19.96% and 14.47% of Scope 3 in 2024, respectively.

In 2024, there was a reduction of approximately 2 million tons of CO_2e compared to the previous year, mainly due to the update of emission factors for raw materials according to the most current references available.

(4) This figure includes the reporting of 12 categories of the 15 applicable to scope 3, with categories 2, 13 and 14 not applicable or material to our business.

Representativeness of each category in total scope 3 emissions (%)



46.05
19.96
14.47
9.31
5.44
2.04
0.73
2.06
Category 1 Raw material acquisitions
Category 10 Processing of products sold
Category 11 Use of goods sold
Category 12 End-of-life treatment of products sold
Category 4 Transport and distribution (upstream)
Category 3 Fuel and energy activities
Category 9 Transport and distribution (downstream)
Other categories

Life Cycle Assessment (LCA)

GRI 3-3 Climate change, GRI 3-3 Raw material impacts, GRI 3-3 Post-consumer plastics, GRI 3-3 Biodiversity and land use

In 2024, we completed nine groundbreaking studies on the environmental impacts of products, covering both LCAs and LCA screening. These studies not only reinforce the importance of this scientific tool in product management, but also demonstrate the depth and complexity of our analyses. In some cases, we explore up to 15 different scenarios within a single study, providing a comprehensive and detailed view that can guide strategic and sustainable decisions. LCA is essential for efficient management, directing Braskem to build an increasingly sustainable portfolio.

Whether in the development of new products and solutions from renewable (bio-based) and circular (recycled) sources, or in the capture of benefits and the differentiation of our traditional portfolio (of fossil origin), the results of LCA allow us to inform our customers and stakeholders of quantitative data on the environmental impacts generated, such as the carbon footprint of the products. This data is used to calculate the inventory of GHG emissions (scope 3) of our clients, as well as in LCA and carbon footprint studies of applications that use Braskem's products.

I'm green BIO-BASED

In 2024, we completed the LCA study of I'm green™ bio-based Polyethylene Wax and began updating the LCA of I'm green™ bio-based EVA products (EVA and EVA Evance), which contain ethylene from sugarcane ethanol in their composition. The results reflect the most recent methodologies and databases available, in addition to new information from our suppliers and updated data from Braskem processes, bringing more transparency and increasing quality.

Learn more On the I'm green™ bio-based website.

The studies were verified by ERM[5] and showed that:

- The three bio-based polyethylene wax products evaluated have a negative carbon footprint, contributing to the reduction of GHG emissions, ranging from -0.07 to -1.88 kgCO_2e per kilogram of wax.
- Compared to variants of the same product made only with fossil-based raw materials, bio-based waxes have emission reductions of between 150% and 215%.

"Braskem is the creator of the Brazilian Business Network for Life Cycle Assessment (LCA Network), which since 2013 has been debating life cycle thinking and LCA as support for decision-making – whether in consumption or investment, in public policies and/or business commitments, such as decarbonization, for example.

Life cycle thinking is essential to identify potential improvements in processes (reducing or eliminating waste, promoting the best use of resources, identifying better material or technological alternatives) and partnerships to achieve common, increasingly complex objectives, and to avoid the mere transfer of problems, between impact categories or between links in the value chain.

The interrelationship between water, biodiversity, food, health and climate change is increasingly evident, representing a huge challenge for society, and a clear strategic differentiation for those who adopt LCA."

Sônia Chapman
executive secretary of the LCA Network

(5) Verification based on the standards ABNT NBR ISO 14044:2009 and ABNT NBR ISO 14040:2009 and ABNT NBR ISO 14071:2024.

01
02
03
04
05
06
07
08
Strategic pillars
09
10
11

Responsible Ethanol Sourcing Program

GRI 3-3 Climate change

Since 2010, with the start of the bioethylene operation for the production of I'm green™ bio-based polyethylene, we have recognized the importance of promoting good environmental and social practices in the sugarcane chain. And that's why we developed the Responsible Ethanol Purchasing Program (PCRE in the Portuguese acronym) for sugarcane in Brazil.

Since then, we have sought the continuous evolution of the program, which, in addition to mitigating risks and managing compliance aspects, aims to promote the continuous improvement of our suppliers. Our efforts include reducing GHG, preserving resources, decreasing climate impact, and sourcing ethically and responsibly. Through annual audits, we ensure integrity and sustainability practices throughout the chain, in line with the International and Social Environmental Accreditation and Labelling Alliance (ISEAL) and Bonsucro standards.

The PCRE underwent its last update in 2022. Since then, improvements in the process and robustness of the program's content have been validated by various stakeholders and our supply chain. In 2024, all audited plants performed satisfactorily, and their processes were qualified as compliant, ensuring the integrity of the PCRE. We highlight that 66% of suppliers were audited in the excellence pillar and 34% in the compliance pillar, evidencing the commitment and evolution of the sector.

We are also expanding the scope of the program to support Braskem's growth strategy by replicating its guidelines for other renewable raw material chains. This includes Braskem Siam's future operations in Thailand, the green polypropylene chain in the United States and monoethylene glycol (bioMEG).

Climate change advocacy SASB RT-CH-530a.1

Braskem works together with policymakers, industry associations and civil society actors to develop a technical and regulatory framework that helps companies reduce emissions. In 2023, the Brazilian National Congress advanced in the creation of a regulated carbon trading market, with Braskem actively participating in the discussions and supporting the adoption of the cap-and-trade system, sectoral emission agreements, and the border adjustment mechanism.

In Europe, Braskem continued to stand out in the petrochemical industry, especially in bio-based plastics, sustainable biomass sourcing and LCA. This is reflected in the European Union's efforts to integrate these plastics into legislation, such as the Packaging and Packaging Waste Regulation (PPWR). As active members of the Renewable Carbon Initiative, the Biobased Industries Consortium, and Plastics Europe, we lead and contribute to numerous technical discussions and communication strategies along our value chain. The European Union's External Affairs Council continues to promote Braskem's innovative leadership, demonstrating how our industry can be part of a carbon-neutral circular economy.

Climate neutrality in the global chemical industry is a major challenge. A study by Carbon Minds and Independent Commodity Intelligence Services (ICIS), in conjunction with the International Congress and Convention Association (ICCA), focused on 18 chemicals that are major GHG emitters, such as ammonia, methanol and ethylene. The analysis considered the entire life cycle of products, from resource extraction to end-of-life, and concluded that alternatives such as the use of biogenic carbon sources and recycling are needed.

For these changes to occur, effective public policies are needed that encourage and support the transition. Braskem considers these different possibilities in its growth strategy to achieve its long-term objective of carbon neutrality.



Climate risks and adaptation

GRI 3-3 Climate change, GRI 201-2

To identify and manage climate opportunities and risks, and for the preparation of the adaptation plan, Braskem adopts the methodology of the United Kingdom Climate Impacts Programme (UKCIP), which was translated for Brazilian implementation by the Center for Sustainability Studies of the Getulio Vargas Foundation (FGVCes).

In 2022, after closing the first cycle of the adaptation plan (2015 to 2022), we updated the climate risk study to the second cycle (2023 to 2030). Between 2023 and 2024, we complement the study for the maritime terminals of Alagoas and Rio de Janeiro, covering 100% of our industrial operations, maritime terminals and pipeline transport.

The study considered physical and transition risks, in alignment with the framework of the Task Force on Climate Related Financial Disclosures (TCFD), for the time horizons of 2030 and 2050, through the four scenarios of the Intergovernmental Panel on Climate Change (IPCC), SSP1-1.19, SSP1-2.6, SSP2-4.5 and SSP-3.70.

After identifying the climate threats and assessing the potential impacts, climate risks are calculated, and classified as low, moderate or high. Regarding physical risks in the 2030 time horizon, scenario SSP 3.70, 29 high risks were identified, concentrated in the operations in Mexico and Brazil. The operations in Germany and the United States presented only low or moderate risks. This is due to the magnitude of the potential impact or the implementation of actions already carried out in the first cycle of the adaptation plan.

In line with our long-term objectives, for all risks classified as high, an action plan was defined, and its evolution over time is represented by the following chart until the year 2030.

Physical climate risks

Planning for the reduction of high risks


29
27
24
12
8
5
4
0
2023
2024
2025
2026
2027
2028
2029
2030

In 2024, 100% of the two high-risk actions were implemented, thus reducing the total number to 27. The actions were related to the risks of heat waves.

Transition opportunities and risks

In the assessment of transition opportunities and risks, which encompassed regulatory, market, technological and reputational aspects, the main risks identified are associated with **regulatory** risk, related to carbon pricing and export restrictions, and **reputational** risk, due to the higher concern of insurers in relation to environmental, social and governance aspects (ESG). Based on this analysis, it was also possible to identify opportunities. The main one is the replacement of **products with low-carbon options**.

As was done for physical risks, here too an adaptation plan was prepared to mitigate risks and enhance the opportunity.

Climate disaster in southern Brazil

In the first half of 2024, an extreme weather event occurred in southern Brazil, impacting terminals and preventive shutdown of industrial units in Rio Grande do Sul. All climate threats were identified and contained in the climate risk management plan of this region. This allowed a safe stop of the industrial plants in the region. Additionally, based on the experience and real impact of this event, the company reevaluated the action plans, making them even more robust and resilient for this location.

Main risks[1]

Physical risks

- Severe drought and water scarcity
- Storms and floods
- Sea level rise
- Extratropical hurricanes and cyclones

Transitional risks[2]

Regulatory

Carbon pricing: new regulations on carbon pricing can result in additional production costs and cause financial impacts if the company does not reduce or neutralize its GHG emissions.

Export restrictions: international market restrictions or taxation of products from countries with insufficient climate policies can result in reduced revenues and loss of global competitiveness.

Reputational

Insurers' greatest concern regarding ESG issues: Braskem's adaptation actions may be considered insufficient by insurers, which may make it difficult to obtain insurance for the company's assets, either due to the increase in insurance costs or the refusal of insurers.

(1) Considers the 2030 horizon, transition scenario SSP2-4.5 Declared Policies (NDC), and physical scenario SSP3-7.0 Current Policies.
(2) No high market risks were identified.

Carbon Disclosure Project: (CDP) Climate

We began reporting on our climate strategy and results in 2014 and, since the beginning, we have been ranked seven times in the Carbon Disclosure Project's global leadership rankings. The evolution of the climate strategy was the result of several actions, such as the definition of short and long-term mitigation objectives, implementation of a process for identifying and managing climate risks, implementation of an internal carbon pricing process, evolution of supplier assessment and engagement practices, and definition of a transition plan, among others. There are still challenges that we have been working to overcome, with actions aimed at increasing the use of renewable energy, setting medium-term objectives (2040) and defining a strategy in relation to scope 3.

	2020	2021	2022	2023	2024
CDP: Climate Change	A-	A	B	B	B

Water consumption and water security

GRI 3-3 Water and effluent management, GRI 303-1, GRI 303-2, GRI 303-3, SASB RT-CH-140a.1., RT-CH-140a.3.

Water is a fundamental natural resource for petrochemical production, used throughout the production process, including the supply chain. In the operating units, its main uses include cooling systems, steam generation and incorporation into certain products. The scarcity of this resource, aggravated by the adverse effects of climate change, can negatively impact the predictability and planning of our business, as well as the continuity of our operations.

We practice continuous improvement in water management and have a long-term objective to achieve 100% water security in all our operations.

Braskem participates in global and regional initiatives aimed at consolidating sustainable water governance. Among the initiatives are the CEO Water Mandate, the Water Resilience Coalition (WRC), the Race to Resilience coalition, the +Água Movement of the Global Compact Brazil Network and the Brazilian Business Commitment to Water Security of the Brazilian Business Council for Sustainable Development. Such initiatives seek to mobilize the business sector to address water challenges through coordinated actions and corporate water management, often in partnership with various government and civil society actors.


Groundwater
3,330,628 (4%)
External reuse
8,699,987 (11%)
Surface source water
19,781,890 (26%)
2024
(m³/year)
Purchased water
(third party)
44,763,733 (58%)

Supported by the study of climate risks and the **risk studies of the watersheds** in the regions where we operate, we defined an action plan for all units with high climate risk for the "severe droughts" scenario and for the watershed with high water risk. The plants located in the United States, Germany and the southern region of Brazil are classified as 100% water security, given that they are in low-risk regions or have already implemented mitigating actions. In 2024, we took an important step in the Rio de Janeiro regional office, after identifying a new, more sustainable source of water abstraction, and we completed the project to implement this new source in the coming years, which will raise the water security index in this region to 100%. The concept of water security is aligned with the international references of the United Nations Water, World Wide Fund (WWF) and CEO Water Mandate and refers to the ability to safeguard sustainable access to adequate quantities of water of acceptable quality, using water in a socially equitable, environmentally sustainable and economically beneficial way, with an acceptable level of water-related risks.

GRI 303-5, SASB RT-CH-140a.1.

Water	2020	2021	2022	2023	2024
Water Security Index (%)[1]	-	64.5	65.3	65.9	68.9
Water consumption (m^3)	69,341,060	70,745,786	71,216,201	69,526,441	68,502,423
Water consumption (m^3/t)	4.31	4.19	4.30	4.40	4.37
CDP water (score)	A	A	A-	B	A-

(1) This is the percentage of water from safe sources in relation to all water entering Braskem's regions.

In 2024, the Water Security Index increased by three percentage points, as a result of the implementation of internal initiatives such as water reuse and the use of new, more sustainable water sources in the Bahia region, in northeastern Brazil. Our eco-efficiency in water consumption was 4.37 m^3/t, 0.7% lower than in the previous year (4.40 m^3/t), due to lower consumption due to the optimization of the concentration cycles of the cooling towers and the improvement in water efficiency of the industrial units, especially the units in Alagoas, Bahia and the United States.

GRI 3-3 Water and effluent management

Rio de Janeiro (Brazil): we made progress in our partnership with the concessionaire Águas do Rio (Aegea Group) to execute the project to supply Braskem's industrial units in the Rio de Janeiro region with water from sewage reuse, enabling the implementation and provision of basic sanitation for approximately 300,000 people in the region. The contract has a term of 30 years and will reinforce Braskem's water security in its operations in this region. In this way, it is estimated that a Water Security Index of 100% will also be achieved in this region, ending the collection of surface water in the Guandu hydrographic basin.

WRC: with the partnership of the client Oxiteno in water governance initiatives of the United Nations (UN) Global Compact, and considering that, with Braskem, it uses the reused water supplied by **Aquapolo**, WRC recognized this initiative as a collective action. Thus, Braskem, Oxiteno and Aquapolo reached an important milestone, as WRC members join forces to preserve the world's freshwater resources through collective action in water-scarce basins and through ambitious and quantifiable targets.

CDP Water: in 2014, we made our first disclosure to the Carbon Disclosure Project (CDP) regarding our strategy and performance evolution in water governance. Since then, we have evolved in water risk management, with the realization of risk studies of the river basins where we operate, definition of action plans to mitigate risks identified as high, implementation of guiding plans to continuously improve our operational efficiency, and external action in the search for collective actions and engagement in the shared management of water resources.

After remaining in the CDP leadership ranking in the period between 2015 and 2022, in 2024, we returned to this ranking as a reflection of the implementation of a strategy aligned with the best references, such as the CEO Water Mandate, Water Resilience Coalition (WRC), among others. In this way, we have invested and evolved with a focus on the operational efficiency of our processes, in the search for initiatives aligned with collective actions with positive impacts on the communities and watersheds where we operate and, finally, in the identification and implementation of initiatives with a positive environmental and social water impact.

Water governance – revision of the indicator standard: in 2024, we took an important step in governance and reporting standards, as well as in updating the set of water management indicators. During 2023, the corporate technical teams studied and validated a new standard, in alignment with best practices and international standards, such as the Global Reporting Initiative (GRI), CDP and others, for capture, consumption, reuse, effluents and the Water Security Index. All procedures and tools have been updated, and those involved were trained to ensure greater reliability and a proper transition. The company will temporarily operate with both the current and new standards to ensure an adequate transition in future strategic planning. This action is in line with our objective to achieve 100% water security by 2030.


Aquapolo

Plastic waste

GRI 3-3 Post-consumer plastic

In 2024, we intensified several actions to promote the recovery of plastic waste and foster the circular economy in Brazil and internationally. The **Ser+ Program**, created by Braskem to develop solid waste management and strengthen waste pickers' cooperatives, has continued to support, since 2009, the training and social inclusion of workers in different Brazilian cities. With this, the company assists in the recycling and reinsertion of plastic waste in the production cycle, promoting a more sustainable economy

Another highlight is **Plastitroque**, which encourages the collection and exchange of plastic waste for benefits in local communities, expanding public engagement and reinforcing the importance of correct disposal. The initiative is in line with other global projects, such as Plastianguis, in Mexico, which focuses on promoting responsible consumption and recycling of plastics through the creation of infrastructure for plastic waste collection.

We also highlight a project focused on the cleaning and restoration of coastal areas, preventing marine pollution by plastics in Brazil.

Learn more About the initiative implemented with the support of Braskem.

We are also involved in the Alliance to End Plastic Waste (AEPW) and the Polypropylene Recycling Coalition in the United States, where we contribute to their expertise and resources to improve the polypropylene (PP) recycling infrastructure, with a positive impact on the packaging supply chain and the automotive sector. These partnerships promote the recovery of recyclable materials and the use of recycled content in new products.

Due to the importance of the topic for society and the industry as a whole, in 2021, we set objectives to address the issue of waste in a strategic way. In 2022, we launched our Wenew ecosystem, which encompasses Braskem's actions in the transition to the circular economy. Within this ecosystem, we work on the Wemove front, which symbolizes the notion of collectivity that guides Braskem's way of thinking and acting to promote the circular economy. Through Wenew, we seek to engage and inspire our audience in a collective effort for a more sustainable world.

We are committed to the recovery of waste through recycling, aiming to prevent plastic materials from being improperly disposed of in the environment. The objective is to include 1 million tons of products with recycled content in the market by 2030.



01
02
03
04
05
06
07
08
Strategic pillars
09
10
11

Overview of Braskem's 2024 initiatives in plastic waste recovery and circular economy, including partnerships and strategic programs:

Sectoral coalitions

Plastic Transforms Movement: developed in partnership with the Brazilian Association of the Plastic Industry (Abiplast), this movement is part of the PICPlast program, which seeks to promote the conscious use, recycling and creative reuse of plastics. Created in 2016, the movement uses educational and awareness programs to reinforce the benefits of plastic in various applications, as long as it is used responsibly. PICPlast also supports recycling, and a 2023 survey showed a continued increase in plastic waste recycling in Brazil.

AEPW Global: as founding members of AEPW, we contribute to the development of solid waste management systems, especially in urban areas with limited infrastructure. This alliance involves global companies and seeks innovative solutions to minimize the discharge of plastics into the oceans, including financing for technologies that promote the circular economy.

Solutions development

Upsyde Project (Europe): Upsyde, a joint venture created between Braskem and Terra Circular, is focused on converting hard-to-recycle plastic waste through patented technology to make circular and resilient products 100% from highly recyclable plastic. Upsyde aims to enhance the circular economy and will have the capacity to recycle 23,000 tons of mixed plastic waste per year, putting into practice a creative and disruptive model of dealing with these types of waste.

Nexus Circular: we have invested in and established an agreement with Nexus Circular, which uses pyrolysis technology to convert hard-to-recycle plastics into high-quality circular raw materials. This partnership aims to fuel our circular polypropylene production, helping us achieve our sales objective for products with recycled content.

Cazoolo: Braskem works on the development of circular design through Cazoolo, our lab for the development of circular packaging. With this initiative, we consider different links in the plastic value chain aimed at developing circular packaging through recognized methodologies, such as the Life Cycle Study and Design for Environment. In 2024, Cazoolo won the Embanews 2024 award for the monomaterial stand up pouch packaging with Wenew PCR, used to package Organosolvi's organic compound. The lab was recognized in two categories: application of recycled raw materials and sustainable process for recyclability of materials, selective collection and recycling.

Partnership with Wise

Braskem and Wise Plásticos expanded their partnership to strengthen the collection and correct disposal of waste, with a focus on supporting local cooperatives and promoting the social and economic inclusion of waste pickers. The partnership allows the development of new technological solutions for traceability and transparency in the recycling chain with a focus on plastic circularity.

Circular economy at festivals

Rock in Rio: we were present at Rock in Rio Brasil 2024, promoting awareness about circular economy and the responsible use of plastics. We set up educational booths for participants, highlighting recycling and reuse solutions for plastic waste, and we made available four recyclable collection points, through which more than 92,000 items discarded throughout the event were collected.


ROCK
RE
USE
CYCLE
PEAT

End-consumer education and engagement

GRI 3-3 Post-consumer plastics

In Mexico, we also support the **Plastianguis** project, which encourages the exchange of plastic waste for sustainable products, and in the United States, we collaborate with the **Philadelphia Eagles** on recycling programs during American football games.

In partnership with the **Closed Loop Recycling Program**, we seek to expand polypropylene recycling in the United States, where we have already contributed to the installation of recycling infrastructure. This collaboration aims to increase the recovery and reuse of plastics, meeting the growing demand for recycled content and contributing to the circular economy.


VOLUNTÁRIO
Braskem

GRI 301-2

Plastic waste (ton)	2020	2021	2022	2023	2024
Recovered	5,091	17,774	33,544	53,599	57,583
Used in production	5,090	13,141	28,338	41,138	53,362
Brazil	2,341	7,608	14,270	23,182	28,584
United States	1,598	2,947	8,632	7,789	11,418
Europe and Asia	207	282	2,651	6,016	7,610
Mexico	944	2,304	2,785	4,150	5,750

In March 2022, the United Nations Environment Assembly (UNEA) determined that countries should negotiate the creation of the Global Plastics Agreement, the first global treaty to address and end plastic waste pollution.

The agenda is in line with our objective, and therefore we are actively participating in the discussions, which are expected to be concluded, in principle, by 2025.

With the other Global Partners for Plastics Circularity companies, we are committed to developing the circular economy around the world and, to this end, we have sought evolutions in the design, manufacture, use and recycling of our products. To present the ambitions of the agreement and to tell how different agents in the plastics value chain can act, the International Council of Chemical Associations (ICCA), of which Braskem is an active part, launched the Global Partners for Plastics Circularity campaign.

Our joint work is aimed at defining reasoned positions that help companies and governments deal with issues such as microplastics and how to make the circular economy effective in the world. The objective is that this material serves as technical support for discussions in the next rounds of negotiations. We also actively contributed to the development and launch of the ABNT ISO 59004 Circular Economy standard.

Human rights and social responsibility

GRI 3-3 Human rights, GRI 3-3 Supplier management, GRI 3-3 Communities and social investments, GRI 2-23, GRI 2-24, GRI 2-29, GRI 203-1, GRI 203-2, GRI 413-1, GRI 413-2, SASB RT-CH-210a.1

Human rights are intrinsic values of Braskem and a duty of all teams members. We act in a way that respects and promotes them in the relationship with all stakeholders of our business.

Our work is based on international human rights standards – such as the International Bill of Human Rights; the Guiding Principles on Human Rights and Business (UNGPs), also known as the Ruggie Framework: Protect, Respect and Remedy; and the instruments of the International Labor Organization (ILO), such as the Fundamental Conventions and the ILO Declaration on Fundamental Principles and Rights at Work – as well as local legislation, seeking compliance with what is strictest in the protection of these rights.

Internally, we are also guided by our Global Sustainable Development Policy, our Codes of Conduct for team members and third parties, as well as guidelines and procedures.


UNGPs
1
2
3

Remedy

State and companies should take appropriate measures to ensure REMEDIATION when business-related human rights violations occur.

Protect

The duty of the State to PROTECT human rights by taking appropriate measures to prevent, investigate, punish and remedy abuses through effective policies, laws and regulations.

Respect

The corporate responsibility to RESPECT human rights, avoiding causing or contributing to adverse impacts on human rights.

One of our starting points of action is the periodic performance of human rights due diligence that maps and identifies real and potential risks in human rights, seeking prevention, mitigation and, when necessary, remediation actions.

In 2021, Braskem started the second cycle of human rights due diligence (the first was started in 2017), maintaining the risk classification methodology in line with the UNGPs, especially with regard to severity, probability and attribution. The risks and impacts identified were included in the corporate risk matrix as of 2022, being reviewed periodically and with mitigation plans established for all regions in which Braskem operates. Risks and impacts comprise five themes:

- **Social and environmental aspects and communities:** the promotion of a safe and healthy environment for all people, including those beyond our premises, is a non-negotiable value for the company. We maintain a close and constant relationship with the communities where we operate, seeking to prevent any human rights violations and foster local development, respecting the specific characteristics of each region.
- **Occupational health:** the safety of our processes and the care of the people who work in our operations, whether team members or partners, is a priority in the conduct of our business and is in line with the best practices in the industry. Our attention to occupational health issues goes beyond the physical, with the implementation of a series of measures aimed at preserving the mental health of the team members, thus expanding the perspective for comprehensive health.

Learn more About our Code of Conduct.

- **Supply chain:** Braskem operates in several segments and connects to suppliers from varied sectors. Their commitment to human rights is part of the partnership formalization process through adherence to the Code of Conduct for Third Parties and due diligence in accordance with the homologation process. We have adopted a series of procedures for third-party assessment, aiming to prevent and mitigate potential risks and impacts, for which, when identified, we seek solutions in an agile manner, working with authorities and other responsible institutions, when necessary. For suppliers in sectors of higher criticality, such as the ethanol and plastic chains, we have implemented specific programs to mitigate risks.

Learn more About Braskem's responsible actions in Costumers and suppliers.

- **Plastic disposal:** the plastic value chain is subject to issues related to its disposal and, for this, we take a series of measures to return waste to the appropriate place, either in material recovery or through environmental education. In our growth strategy, we are committed to the development of the recycling chain, contributing to a healthy environment and to the growth of companies and cooperatives that operate, while promoting better working conditions for people who work in this sector.

Learn more About Braskem's performance in Plastic waste.

- **Diversity, equity, and inclusion:** human rights are inherent to all people, regardless of ethnicity, color, gender identity, sexual orientation, nationality, religion or any other aspect. Everyone has the right to fair working conditions and non-discrimination in the workplace. At Braskem, a global and multicultural company, we value diversity because we believe it strengthens our culture and fosters an inclusive and creative environment. Thus, we want our team members to feel respected, welcomed and treated based on the principles of equity. Many actions in this regard are being implemented through the Diversity, Equity and Inclusion Program.

Learn more About the Diversity, Equity and Inclusion Program in People and culture.





With this, we have established the following objective:

2030

- Have 100% of high and medium risks in managed human rights.

In 2023, Braskem made progress in the governance of the topic, with the definition of the drivers for action in human rights. We also carry out internal training for leaders, people management teams and team members, seeking to increase knowledge and focusing on each one's sense of responsibility for human rights.

> ***This year, we approved a procedure and internal structure for welcoming people potentially impacted by harassment and discrimination and reached a satisfactory level of human rights risk management.***

Social responsibility

GRI 413-1, GRI 413-2

Interaction with the communities surrounding our operations and offices is based on social projects and relationship actions. In 2024, we approved our new social responsibility strategy, which included the review of priority causes, which now are:

- **Circular economy and climate change:** promote actions that encourage disposal and conscious consumption, develop the recycling value chain, or enable the reduction of inequalities resulting from climate change.
- **Professional and technological education:** promote actions related to science, technology, engineering, and mathematics (STEM) and professional training for the petrochemical industry and its value chain.
- **Social inclusion:** promote actions that contribute to the reduction of social inequalities through chemical and plastic solutions, or that contribute to social inclusion through income improvement.

With the repositioning of our strategy, we also created a narrative of social responsibility and a stamp, which is now communicated with our social projects, to represent our belief in the full development of people through adequate opportunities, demonstrating what we want to achieve with the performance of private social investment: "Empowering people is transforming realities."

Learn more About the global causes in which Braskem is involved in Social Responsibility.

Social responsibility narrative

GRI 3-3 Communities and social investments, GRI 3-3 Human rights

There are many ways to contribute to a better world.

Ours is born from the desire to take care of those who are close to us.

We constantly seek to promote human rights and collaborate in the development of the regions where we operate to improve the lives of those who live around us.

This means empowering people to transform realities.

Braskem boosts communities through causes that prioritize the circular economy and climate change mitigation, professional and technological education, and social inclusion through income generation and the application of our products. With them, we seek to enable ways of life that are based on sustainability, equity and well-being.

Conscious people and protagonists have the power to multiply positive transformation.

Thus, new perspectives and opportunities become real. And together, we make the future better.


Drive sustainability
Circular Economy & Climate Change
Promote actions that stimulate the conscious consumption and disposal, develop the recycling value chain or actions that enable the reduction of inequalities resulting from climate change.
Technical and Vocational Education
Promote and actively participate in actions related to Science, Technology, Engineering, Mathematics (STEM) and professional training for petrochemical industry and its value chain.
INNOVATION
DIVERSITY, EQUITY & INCLUSION
RELATIONSHIPS & PARTNERSHIPS
empowering people is transforming realities
Transform realities
Social Inclusion
Promote actions that contribute toward reducing social inequalities through chemicals and plastics.
Support initiatives that contribute to social inclusion and improve income generation.
Empower people

GRI 3-3 Communities and social investments

Based on this performance, we have the following objectives:

2030

- Achieve a **strong** reputation in the eyes of communities, according to the RepTrak methodology.
- Reach 500,000 people benefited from our private social investments and actions of the Global Volunteer Program.

Through private social investments, donations (including emergency donations) and volunteering, in 2024, we allocated around US$2,967,591.51 in social responsibility actions in Brazil, Mexico, the United States and Europe, directly benefiting more than 697,000 people.

Impact by causes

GRI 413-1, SASB RT-CH-210a.1


Social inclusion
15,434
Other
25,576
Circular economy and climate change
77,996
Volunteering
145,935
697,953 people benefited
Professional and technological education
13,154
Emergency
419,858

Impact and investment by country

GRI 203-1, SASB RT-CH-210a.1

Region	Benefited people[1]	Investment (US$)
Brazil	490,223	2,545,238
United States	150,586	241,716
Mexico	57,144	180,636
Total	**697,953**	**2,967,591**

(1) This social impact includes private social investment initiatives, donations, emergency donations, sponsorships with social impact, volunteer programs and social projects carried out with tax incentives, paid in previous years.

Social impact projects

GRI 203-1, GRI 203-2, GRI 413-1, GRI 413-2

Check out some of our projects carried out globally:

Projects that Transform selection process (Brazil): Braskem announced the 11 winning projects of the third Projects that Transform Notice. The 2024 edition received 244 entries from the states of Alagoas, Bahia, São Paulo, Rio de Janeiro and Rio Grande do Sul. Of these, 11 were selected as winners. The prioritized initiatives are aligned with Braskem's three strategic causes – Circular Economy and Climate, Professional and Technological Education, and Social Inclusion – and the estimated impact is 1,000 people directly.



Ser+ Program (Brazil): in 2024, in order to strengthen the connection between our private social investment and Braskem's business strategy, different areas that were looking at the post-consumer chain joined forces with the ambition of contributing to increasing the recycling rate of plastic packaging in Brazil, through the socioeconomic strengthening of recycling cooperatives. At that time, the Cooperatives Project was born, with participation of teams from the areas of Sustainable Development, Social Responsibility, Circular Economy and Feedstock, and Cazoolo.

To achieve the expected results, the project was structured in order to bring social and business value to the chain. Thus, it carried out an in-depth investigation in the cooperatives participating in the Ser+ Program, promoted by Braskem, to understand the operational challenges and identify materials and packaging that are currently not sold and, consequently, go to waste.

In addition to strengthening the chain and bringing together cooperatives of recyclers, the project brings several important deliveries, such as the structured review of the Ser+ Program and strategic information for Cazoolo in the development of new circular packaging solutions.

Avanza Program (Mexico): the program contributes to the development of technical capacities to generate better employment opportunities in the southern region of the state of Veracruz. In 2024, 120 people were trained in Industrial Electricity, Safety Supervisor, Basic Welding, Occupational Health and Safety, AutoCAD 2D Fundamentals, and Programmable Logic Controller.

Meine Position ist Spitze (Germany): the objective of the program, promoted by ChemCologne, is to give students an overview of the petrochemical industry in the Rhineland at a time when they are deciding which path they want to take in their higher education, as well as to attract more young talent to our industry. Two students were able to experience a day of chemical industry routines with two team members of the Wesseling plant.



Global Volunteer Program

GRI 413-1

Braskem's Global Volunteer Program is an important pillar within the social responsibility strategy and aims to mobilize team members globally to carry out volunteer actions that support social organizations in the communities surrounding our operations and offices. Seven years after its launch, in 2024, the program's new ambition was approved: "to create transformative experiences that expand the social awareness of team members, strengthen the bonds between people, enhance the positive impact on communities and contribute to Braskem being an increasingly humane-oriented company." Braskem's first Voluntary Mentoring Program was launched in 2024, with a pilot carried out in Brazil. For five weeks, 21 team members will support 21 students from technical or undergraduate courses from the surrounding communities, with career planning and soft skills.


VOLUNTÁRIO
Braskem

Main results of 2024

1,908 volunteers and **880** guests.

21.6% engagement (hands-on and donors).

8,864 hours of volunteer work.

314 shares.

68 institutions.

145,935 beneficiaries.

Communities

GRI 3-3 Communities and social investments, GRI 2-29, GRI 203-1, GRI 203-2, SASB RT-CH-210a.1

Dialogue and inclusive work with the communities surrounding our operations are key to a long-lasting and trusting relationship.

We maintain an open dialogue with all the communities located in the vicinity of our operations. In Brazil, we participate in Community Advisory Councils (CACs) in the five states where we have operations (AL, BA, RJ, RS and SP), allowing a more direct connection between Braskem's units or operations and the communities. In these forums, issues related to health, safety and the environment are discussed, as a priority.

In addition, we have strengthened our relationship through the monitoring of our Private Social Investments (PSI) and with the Forming Brazil Ties program, which focuses on receiving visitors from schools, universities, customers, suppliers, the press, the community, and governmental and non-governmental institutions, among others, in our industrial units, offices and environmental stations, in order for them to learn about our processes, business, social programs and facilities. In 2024, 4,634 visitors participated in 211 visits through the Forming Ties brazilian program.

Floods in Rio Grande do Sul

GRI 413-2

In May, heavy rains hit several cities in Rio Grande do Sul, causing flooding of great proportions. Braskem promptly established a crisis committee to support the members and their families directly affected, as well as the community surrounding our operations. The company approved R$ 5 million in product donations, which was disbursed through 12.3 tons of polypropylene (PP – 31,700 buckets and 1.2 million cups), 50.1 tons of polyethylene (PE – 5.2 tons of garbage bags, 245,000 bags, 600 stretch coils and 100,000 storage bags), and 60 tons of soda (238,000 soaps). There were also 2,000 basic food baskets and 2,000 hygiene and cleaning kits donated to the affected people in the communities of Triunfo, Montenegro and Nova Santa Rita, 1,208 pallets, to serve as beds in accommodations in the affected municipalities, and 553 items of containment materials such as blankets, cords, barriers and absorbent pillows. Braskem Europe donated 1,200 road plates for the reconstruction of roads and highways in Rio Grande do Sul.

Through the Volunteer Program, R$68,000 was raised via the Central Única das Favelas (Cufa Montenegro), which enabled the donation of 2,000 blankets and 2,700 pairs of underwear and socks. Members from other countries also showed solidarity and were able to donate via the Brazil Foundation's global campaign. Thirty volunteers actively participated in clean-up actions. Many teams of the Volunteer Gymkhana, which was already underway, mobilized to collect donations. One of these teams focused its actions in support of the São Paulo Red Cross to support the receipt of donations and carry out the assembly of basic food baskets and sorting clothes. Braskem volunteers also donated more than five tons of clothes, hygiene and cleaning items, water, and books, among other items to family members of affected team members.


CENTRO LOGISTICO

In addition, for our team members who lost their main residence, a specific donation campaign was created, which raised R$124,145.11, and we entered into partnerships with some of our customers, which enabled team members to purchase appliances with significant discounts. We also carried out a series of immediate aid actions that reinforced Braskem's commitment to becoming an increasingly humane company. Among them, there was financial support through an emergency aid for 88 team members/interns who lost their main residence, an advance of the second installment of the 13th salary and the anticipation of 50% of the profit sharing for the year 2024. In addition, we offered free psychological support, which extended to family members.

Productivity *and competitiveness*

In the productivity and competitiveness pillar, we work to move towards the first quartile of the global cost curve of the petrochemical industry, through high value-added investments, with a focus on decarbonization initiatives.

In 2024, Braskem and Solví formed a strategic partnership by creating a joint venture aimed at the efficient management of environmental solutions for the industrial sector. This partnership reflects the optimization of Braskem's asset portfolio, with the creation of a unique environmental services platform in Brazil, such as water treatment, industrial waste management, and emergency response. With this transaction, Braskem will receive approximately R$370 million.

In addition, new sources of feedstocks from liquid natural gas (LNG) from new pre-salt routes may enable the expansion of the capacity of the petrochemical plant in Rio de Janeiro by about 40%, with an estimated investment of about US$700 million[6]. In Brazil, the Rio de Janeiro site is our most competitive unit considering the global cost curve[7].

In 2024, Voqen closed the year with R$2.3 billion in electric power contracts portfolio. In addition, it managed approximately R$2.6 billion in contracts during the period, in natural gas and electricity. Since its creation in 2022, Voqen has totaled R$176 million in sales to clients in the chemical and petrochemical chains[8].

The company continues to seek ways to increase its logistics efficiency and solve potential bottlenecks. In Brazil, the Federal Revenue is progressively implementing the New Import Process (NPI) to modernize and streamline Brazilian foreign trade. Braskem, committed to this initiative, has been acting in a pioneering and proactive manner to mitigate the risks of import blockages and ensure the smoothness of its operations.

Furthermore, Braskem obtained the grant of Brazilian Navigation Company (EBN) from the National Agency of Waterway Transport (Antaq) and is authorized to operate as an EBN in cabotage, gaining logistical benefits by operating its own fleet. We will also be able to offer services to other companies in the domestic market, advancing in the reduction of our operational costs and optimizing competitiveness.

(6) This value may change.
(7) Considers crackers from São Paulo, Bahia, Rio de Janeiro and Rio Grande do Sul.
(8) Excluding Braskem.

Braskem Trading & Shipping (BT&S)

In 2023, we created the company Braskem Trading & Shipping (BT&S), headquartered in Europe, as part of the company's growth and competitiveness strategy. BT&S's main activity is the international supply of raw materials to all regions where Braskem operates, in addition to expanding the portfolio of global suppliers and the development of chartering with lower CO_2 emissions. In this way, BT&S ensures the import of raw materials (naphtha and ethane) and the export of chemicals, fuels and specialties from Braskem, in addition to ensuring reliable and sustainable maritime transport, with cost competitiveness. At the end of 2024, BT&S had one ship in operation, one ship in the test phase and five under construction.

Ethane import terminal in Mexico

In 2020, Braskem Idesa implemented the fast track solution for importing ethane from the United States by ships and trucks, with a daily volume of up to 35,000 barrels, complementary to the contractual volume with Petróleos Mexicanos (Pemex) of 30,000 barrels per day, with the right of first refusal to acquire Pemex's surplus ethane until 2045.

To ensure the supply of ethane necessary for Braskem Idesa to reach full capacity utilization, in 2021, the company announced an agreement with Advario, a global leader in the storage sector, for the construction of an ethane import terminal in Mexico. The company **Terminal Química Puerto México (TQPM)** was established to oversee the development and operation of the project. The joint venture has an estimated investment of approximately US$580 million[9] and a 50% stake in the capital stock for each shareholder.

This project is the first aligned with strategic interests in the southeastern region of Mexico to improve the country's economic activity in the Interoceanic Corridor of the Isthmus of Tehuantepec. The development of this project will allow the creation of new logistics chains that contribute to strengthening the competitiveness of the petrochemical industry in Mexico and that represent a comprehensive solution to cover the need of ethane for Braskem Idesa's production.

In 2024, disbursements were made through the financing obtained in 2023, without the need for additional cash disbursement by Braskem Idesa. The amount invested by TQPM during the year 2024 was US$190 million (R$1,020 million), using the obtained financing as sources of resources.

The construction of the terminal began in July 2022. By December 2024, it was 94% built. The total amount disbursed by Braskem Idesa was about US$350 million from the start of the project through December 2024. The start of operations is estimated for the second quarter of 2025.

The terminal will have the capacity to import up to 80,000 barrels/day of ethane, enough to supply the raw material needed for Braskem Idesa to operate at 100% of its capacity, increasing the asset's competitiveness in Mexico. In addition, the terminal will have two storage tanks with a capacity of approximately 50,000 m³ of ethane, equivalent to 12 days of stock.

(9) Includes total project CapEx, value-added tax (VAT) and interest capitalized during construction (approximately US$446 million of which is CapEx ex-VAT).

Supply of ethane from Braskem Idesa


Braskem Idesa's current production capacity
66 kb/d (100%)
47
48
65
80
40%
35%
54%
60%
65%
46%
2022
2023
2024(1)
2025(1)
Pemex
Fast track
Ethane terminal

(1) Considers installed capacities and current contracts.



Photo of the terminal under construction in Coatzacoalcos, in the state of Veracruz, Mexico

Intelius

GRI 403-1, GRI 403-8

Intelius, Braskem's global management system, aims to unify and simplify the way we translate our strategy into results, being **applicable to industrial and non-industrial processes, establishing a common language in the company**.

Intelius also **unifies the way we support Braskem's certifications at a global level**. It covers requirements of international standards, such as ISO 9001 and ISO 14001, voluntary initiatives in the chemical industry, such as Responsible Care® and Responsible Performance®, in addition to Braskem's internal requirements. The system is composed of three pillars – health, safety and environment (HES), and quality and industrial effectiveness – and two cross-cutting topics – performance management and continuous improvement and sharing of good practices – and undergoes annual and global internal auditing to identify and repair potential non-conformities in relation to its requirements.


intelius
HES
QUALITY
INDUSTRIAL EFFECTIVENESS
PERFORMANCE MANAGEMENT
CONTINUOUS IMPROVEMENT AND GOOD PRACTICE SHARING

More connection with strategy

GRI 403-7

We are reviewing the system so that Intelius can further expand on the company's strategic themes. In this move, we are strengthening the connection between elements related to health and well-being, sustainability, competitiveness and innovation.

Decarbonization

In line with Braskem's long-term objectives and strategy, we have inserted in Intelius requirements to support the **standard process for calculating and validating decarbonization initiatives**. In addition, for decarbonization initiatives that are evaluated using the marginal abatement cost curve (MACC) and are implemented without investment, we have now **formalized a plan to sustain** results. Additionally, we formalized in Intelius the need to consider the impact of **climate change** in our context of operations and relationship with stakeholders, ensuring coverage of the proposed change in ISO 9001, in February 2024.

Smart Factory

The digital transformation of business and the advent of industry 4.0 have given rise to smart factories. These factories operate in highly digitized environments, leveraging advanced technologies to increase efficiency, flexibility and quality in manufacturing processes. In this context, Braskem created the Smart Factory Program to seamlessly integrate physical and digital systems, connecting people, processes and data through cutting-edge technologies.

In 2024, the Smart Factory Program started to be included in Intelius, ensuring that the portfolio of new technologies is implemented considering an appropriate roadmap to align objectives, infrastructure and resources for both business cases and agile developments.

Focus on results

Continuous improvement is an important element of our management. This year, the initiatives focused on reducing fixed and variable costs and decarbonizing operations. The results obtained ensure a safer, more sustainable and competitive operation:

- **+R$350 million** was the sum of the captures validated for initiatives without capital investment.
- **30%** of the validated captures were obtained through the sharing of good practices among Braskem's regional offices.
- **80 kton CO_2e** was the approximate result of decarbonization promoted by initiatives without capital investment.

Certifications

In 2024, Intelius' internal audits were again carried out in synergy with certifications and other programs. For this, verifications were carried out involving specialist auditors from the areas of Quality, Corporate HES, Resin Projects and Internal Audit. This year, the requirements of the following certifications were covered, according to applicability in each region:

- ISO 9001, ISO 14001 and ISO 50001
- Responsible Care® Program and Responsible Care 14001®
- Operation Clean Sweep
- Internal Audit of Compliance and ISO 37001

Learn more About all Braskem certifications by operating unit.

Operational eco-efficiency

GRI 3-3 Waste management, GRI 3-3 Water and effluent management, GRI 3-3 Air pollution, GRI 306-1, SASB RT-CH-150a.1

We carry out our waste management based on internal regulations and legislation applicable to each region. Our basic principle is the following order of priorities: 1. non-generation; 2. reduction; 3. reuse; 4. Waste treatment; and 5. environmentally appropriate final disposal of tailings. Compliance with the order seeks to reduce waste treatment costs, increase eco-efficiency rates (benchmark) and prevent environmental liabilities.

In 2024, our eco-efficiency in solid waste generation was 2.88kg/t, 18.8% lower than in the previous year (3.55 kg/t), with emphasis on lower generation in remediation projects, improved efficiency of plants in Bahia (change in the scope of maintenance and operational improvements in basin cleaning in Q1 BA), in São Paulo (lower generation of maintenance and cleaning waste in Q3 ABC) and in Rio de Janeiro (lower generation in Q4 DCX).

Total industrial waste generation (kg)

GRI 306-3


2020
35,892,667
2021
41,027,838
2022
50,815,600
2023
50,390,731
2024
43,838,679

Waste generation intensity (kg/t)


2020
2.23
2021
2.43
2022
3.04
2023
3.55
2024
2.88

The management of effluents, industrial and administrative, is based on standards defined by local legislation and internal procedures in all our units, respecting the characteristics of each production process. The effluents are treated internally or by third parties and, in this case, undergo quality tests to ensure the parameters required by Braskem.

In 2024, our eco-efficiency in the generation of liquid effluents was 1.22 m^3/t, 5.1% lower than in the previous year (1.29 m^3/t), due to lower generation due to improvements in processes related to water management, which contributed to the good efficiency of the industrial units, especially the units in São Paulo, Bahia and Alagoas.

Total effluent generation (m^3)
GRI 303-4



2020
19,672,409
2021
20,479,434
2022
19,966,136
2023
20,400,860
2024
19,208,870

Effluent generation intensity (m^3/ton)



2020
1.22
2021
1.21
2022
1.20
2023
1.29
2024
1.22

Over the past few years, we have worked to improve the monitoring and measurement of atmospheric emissions. In 2024, we made progress in consolidating the standardization of the inventory of emissions of priority air pollutants, ensuring a better qualification of the results measured and/or calculated by emission factors. We have identified emission reduction projects considering the 2030 horizon.

As a result of these actions, considering NOx as a reference pollutant, we continued to reduce our emissions with reference to the year 2020. As a consequence, the 2024 emissions figures represent a 24% reduction. Due to cyclical factors (changes in operating conditions and fuels used), NOx emissions in 2024 were 12% higher than in 2023.

Significant air emissions[1] (kg/years)
GRI 305-7, SASB RT-CH-120a.1, SASB EM-MD-120a.1



9,006,869
2,914,695
7,198,283
571,393
832,361
2,485,508
2024
NOx
SOx
COVS
PAH(2)
MP
Other emissions(3)

(1) The methodologies used are recommended by local environmental agencies. Where there is no measurement, estimates (emission factors) based on recognized methods, such as the U.S. EPA AP-42, are used.
(2) Includes toxic air pollutants and hazardous air pollutants.
(3) Includes total hydrocarbons and carbon monoxides.

Growth **and diversification**

GRI 3-3 Raw material impacts

We have implemented several actions that have allowed us to mitigate the impacts of the volatility of the petrochemical cycle, focusing mainly on the diversification of raw materials, geographies and product portfolio, including bio-based and circular products.

With regard to feedstocks, we seek to continuously diversify our matrix, aiming at greater flexibility in our petrochemical plants. Thus, it has increased the geographic diversification of our operations, allowing our consolidated results to be less exposed to a given economy over the years.

Feedstocks: greater exposure to competitive feedstock

Profile of feedstock by production capacity (%)


2.4
2.5
21.2
38.1
35.8
2.4
2.5
21.2
38.1
35.8
2.3
3.2
20.8
38.0
35.7
20.0
80.0
2009
2020
2022
2023/2024
Naphtha
Ethane
Flex
Propylene
Ethanol

Geography: lower exposure to a given economy

Recurring EBITDA by reportable segment (%)


100
12
15
72
10
30
60
8
38
55
16
14
70
2009
2020
2022
2023
2024
Brazil
USA & Europe
Mexico

Another important aspect is the diversification of our product portfolio, which currently has more than 100 products including resins, specialties, bio-based and circular, serving a wide variety of markets.

Learn more About our portfolio.

Portfolio: more than 100 products between commodities and specialties



Resins: PE, PP and PVC



Olefins and aromatics: ethylene, propylene, butadiene, butene, benzene, cumene, orthoxylene, paraxylene

I'm green™ bio-based: bio-based PE, bio-based EVA, bio-based PE Wax



Specialties: hydrocarbon resins (Unileve®), PIB, heavy olefins (nonene and tetramer), isoprene and C5s chains, waxes



Resins and chemicals with circular content

We preserve our leadership position in the markets in which we operate. In 2024, Braskem maintained its flexibility in purchasing feedstock, reducing dependence on Brazilian naphtha from Petrobras. In the period, the consumption of imported naphtha in Brazil's assets represented about 57% of total consumption. In addition, in 2023, we completed the expansion of the production capacity of bioethene, produced from sugarcane, to 260,000 tons per year, reinforcing the feedstock diversification strategy and the ambition of our bio-based growth avenue.

> *Raw materials are an important element in the competitiveness of the industry, and Braskem seeks to diversify its raw material matrix continuously, reducing its dependence on naphtha and increasing its gas consumption*[10].

Ethylene production capacity in Brazil per feedstock


73%
16%
5%
6%
100%
Naphtha
Gas (ethane, propane or HLR)
Flex (naphtha or ethane)
Ethanol

(10) Considers ethane and light refinery hydrocarbon (HLR).

Innovation

GRI 3-3 Innovation, technology, and digitalization

Innovation plays a crucial role in our strategy. Focusing on improving technologies and developing new solutions is essential to remain competitive in the market and achieve our objectives.

This year, we were recognized again for our dedication to innovation by winning fourth place in the 2024 Valor Econômico Innovation Award, in the Oil, Gas and Petrochemical sector; we came in second place in 2023. We secured second place in the Chemical Industry and Packaging category of the Top 100 Open Startups 2024 ranking. This is the third consecutive year that we have been among the companies recognized for their excellence in open innovation, standing out as one of the leaders that attract the most promising startups in the corporate market. These recognitions reflect Braskem's dedication to developing innovative solutions and its strategy of collaboration with startups, which is essential to drive transformation and sustainability in the sector.

We have a solid and global structure, composed of 370 team members who collaborate in synergy in the search for the desired results. Below, we present our innovation ecosystem:

- **2 Technology and Innovation Centers** Triunfo (Brazil) and Pittsburgh (United States)
- **2 Technical Centers focused on polymers** Wesseling (Germany) and Coatzacoalcos (Mexico)
- **2 Research Centers in Renewable Chemicals** Campinas (Brazil) and Lexington (United States)
- **1 Process Technology Development** Mauá (Brazil)

Through the innovation ecosystem, we have developed several projects that align with each of our growth avenues:

Traditional business

Portfolio evolution: product development through improvements and advanced materials research.

Asset technology support: process and catalysis technology improvements in current assets.

Vulnerability reduction: reduction of vulnerabilities in the supply of additives and catalysts.

Decarbonization initiatives: development of processes to address the decarbonization of current assets.

Bio-based

Bioethylene technology: technological improvements in collaborative research and development (R&D) partnership with Lummus.

Expansion of the bio-based portfolio: monoethylene glycol (MEG), green PP, ethylene vinyl acetate (EVA), polyethylene wax (PE), solvents, butadiene.

Monitoring of green feedstocks: technical analysis of alternative feedstocks for current assets.

Recycling

Recycled resins portfolio: product development to create and enhance the post-consumer resin portfolio.

Chemical recycling: development and improvement of pyrolysis technology, in addition to the search for more chemical recycling alternatives.

Regarding the bio-based growth avenue, we increasingly believe that the **biorevolution** is part of the trajectory to create a more sustainable society. This concept refers to the integration of different sciences, resulting in innovations that transform various sectors, such as health, agriculture, energy and industry. In addition, the large-scale application of biotechnology should strengthen the measures established against the effects of climate change. At Braskem, bio-based projects have the objective to develop low-carbon chemicals on a commercial scale, produced in a sustainable manner, using biological raw materials and with a negative carbon footprint.

In 2024, we continued our partnership with Lallemand Biofuels & Distilled Spirits (LBDS), which aims to develop renewable chemicals, seeking sustainable alternatives to fossil products.

Another important advance was in partnership with Petrobras, after the successful completion of a series of industrial-scale tests to produce HLR with renewable content, using ethanol derived from sugarcane. This project, which was developed over 12 months, aims to create sustainable raw materials for the chemical industry, contributing to the reduction of CO_2 emissions compared to conventional products.

We also received the approval of new funding for a research project from the Basic Funding Alliance program of the Brazilian Company for Industrial Research and Innovation, which supports R&D initiatives involving companies and startups in Brazil. With a duration of three years, the project aims to explore new conditions for the conversion of ethanol into renewable products, in partnership with the Senai ISI Biossintéticos and Fibras and Senai ISI Biomassa institutes.

The Lexington laboratory will develop new technologies that will help Braskem achieve its carbon neutrality objectives and ensure the company's future success in a constantly evolving industry. The work focuses on early-stage research development related to the conversion of biomass-based raw materials, such as sugars, ethanol, vegetable oils, lignin and cellulose, into sustainable chemicals and sustainable materials.

The new center is an important addition to the innovation ecosystem in the Greater Boston region, complementing Braskem's R&D operations in other locations, such as Campinas, Triunfo and Pittsburgh. In this way, we reaffirm our role as a leader in renewable polymers and chemicals, in the constant search for innovations that promote sustainability and reduce dependence on non-renewable resources.

> ***"This new renewables innovation center is a major step forward in the evolution of Braskem's sustainable product portfolio. The space, which represents a significant investment of approximately US$20 million, expands our global R&D footprint and has the potential to attract new talent to contribute to our ambitions. The center will be instrumental in accelerating the conversion of biomass-based feedstocks into low-carbon chemicals."***
>
> ***Scott Mitchell***
> *director of Catalysis and Biotechnology*

On the recycling avenue, new grids were launched and contributed to some of our long-term objectives and helped eliminate plastic waste. Our developments in the flexible sector this year have led to the recovery of more than 13 million plastic packages. Our portfolio of post-consumer recycled resins (PCR) for flexible applications includes a set of nine grades for various applications, which is currently the most complete on the market, making it present in both the secondary and primary packaging segments. Some of these technologies we develop are proprietary solutions, which demonstrates our innovation and leadership in the industry. In the rigid segment, we have materials for household appliances, housewares and automotive segments, with developments carried out by Braskem in conjunction with customers in which we were able to transform the use of recycled materials, allowing the use of materials in a wider range of applications with a high degree of technical demand. In addition to opening the door to the use of PCR in new and demanded applications, the products have brought greater competitiveness, innovation and sustainability to our customers.

In chemical recycling, we have made significant advances in technologies aimed at catalytic depolymerization. These technologies not only help us reduce our carbon footprint, but also address various plastic raw materials, expanding our recycling possibilities.

In the context of the strategy to achieve carbon neutrality by 2050, we continue to invest in the development of innovative solutions to decarbonize our operations. We understand that there is no single route or technology to neutralize GHG emissions and that a combination of them should probably be used for a given industrial unit.

SASB RT-CH 410a.1

In 2024, due to our efforts dedicated to innovation, we achieved several results:

R$518 million invested
in research and development, referring to CapEx + I&T Expensives + Oxygea + R&D Sustainea.

6% of sales
are products developed in the last five years.

41 new patent
applications and 51 extensions.

1,204 active documents
of which 612 are granted patents.

More than 487 customers
supported by the innovation and technology team.

152 projects in innovation and technology,
108 projects evaluated in relation to the sustainability index,
72 of which had a positive impact, resulting in a sustainability index of 67%.

Oxygea: in less than 24 months of operation, we consolidated what was new in 2023. Oxygea has conquered its space as a reference for the development and investment in startups focused on sustainability and digital transformation in the industry, surpassing the results of more mature corporate practices.

Even in a year of retraction in the venture capital market, Oxygea emerged as one of the most active corporate venture capital (CVC) firms in Latin America, with eight deals approved and six already concluded, which, together with venture building (VB) initiatives[11], total a portfolio of nine companies.

Oxygea Labs innovated again by launching a program focused on fundraising for entrepreneurs. Our value proposition was popular, attracting 291 startups, of which six were selected for a five-month development journey.

(11) Venture building refers to a business model that involves creating and developing startups from scratch, with the objective of obtaining financial returns and, at the same time, fostering innovations that can benefit the corporation itself.

Through VB, we have made significant progress in validating the transition from corporate to venture projects and we have new projects under analysis, with the potential to leverage sustainable initiatives under the I'm green™ bio-based brand.

We have strengthened dozens of institutional partnerships, and established new commercial and investment alliances. We have also become a benchmark in CVC, VB and startup programs, with Oxygea being recognized by MIT Review Brazil as one of the most innovative companies in Brazil.

At Braskem, the Innovation and Technology area is fundamental for the evolution of our growth in the various avenues we explore. In the traditional segment, we are focused on evolving our portfolio through advanced research and technological improvements that optimize our assets and promote decarbonization. In addition, the expansion of our bio-based portfolio and the monitoring of renewable raw materials are essential to our CO_2 removal and neutrality strategy. In the field of recycling, we are developing new grades of recycled resins and looking for innovative alternatives in chemical recycling. These initiatives not only strengthen our position in the market, but also reaffirm our commitment to a more sustainable and resilient future.

Digital transformation

GRI 3-3 Innovation, technology, and digitalization

Over the past seven years, Braskem's entire value chain has been **transformed by cutting-edge digital technologies** such as artificial intelligence (AI), the internet of things (IoT), connected platforms, and computer vision. We have combined these innovative technologies to drive solutions that delivered additional gains for Braskem of approximately R$170 million in 2024 through increased revenue, cost savings, and reduced capital employed.

Reduction of raw material costs	Reduction of energy costs	Reduction of capital employed costs related to maintenance	Strengthening our commitment to the safety and health of people and the environment	Improved quality control of our products	Product and sales condition adjustments to meet our customers' needs	Increased revenue from new sales models	Reduction of logistics costs
• AI for raw material purchase approval and site selection for processing. • Digital twin for sequencing of raw material vessels to avoid demurrage.	• AI to optimize furnace operations for maximum energy efficiency, reducing costs and CO_2 emissions. • AI to predict energy consumption and take action to avoid contractual penalties.	• Mobile devices in the field to guide operators and maintenance personnel, and to issue work permits (PT). • AI to determine the quantity and location of spare parts (MRO), optimizing inventory.	• IoT for environmental monitoring at the industrial unit. • Computer vision to identify safety deviations in the field.	• AI to predict quality outcomes, reducing off-spec production and laboratory testing. • Generative AI to manage quality analyses and complaints.	• AI for pricing insights in resins and gasoline. • AI to forecast customer demand, producing the right product in the right quantity.	• E-commerce platform to enhance customer experience with self-service options. • Platform for managing sales campaigns with long-tail customers.	• AI to optimize the distribution plan to customers, reducing logistics costs. • Platform to enable freight auctions and achieve more competitive prices. • Platform to monitor road, rail, and maritime fleets, optimizing routes, freight costs, and carbon emissions.


Braskem

09 Foundations

Safety

People and culture

Governance

Mathews Cerqueira Salvador
Braskem member (Paulínia/SP)

Safety

GRI 3-3 Health, safety, and well-being, GRI 403-8, GRI 403-9, SASB RT-CH-320a.2

At Braskem, people's safety is a non-negotiable value. We act to prevent accidents involving people and processes in our operations and **monitor and mitigate social and environmental risks** in our activities that may put people at risk. On this journey, we have established the following objectives:

2024

- Reduce the rate of occupational accidents to 0.83 accidents per million hours worked.
- Reduce the process accident rate (tier 1 and 2) to 0.35 accidents per million hours worked.

Implement 100% of the actions to mitigate social and environmental risks planned for the year.

Regarding the **safety of people**, Braskem's management encompasses both team members and contractors. Our actions are focused on the **Human Reliability Program**, which promotes an organizational culture that reinforces safety on a daily basis and in all activities through procedures, training and technologies capable of anticipating possible risk situations.

In 2024, the implementation of the risk-based Managing by Walking Around (MBWA) tool stands out, which aims to carry out, through technical specialists, an assessment of adherence to work procedures for activities classified as high-risk.

We are part of the Responsible Care Program of the International Council of Chemistry Associations.

In 2024, we observed a significant reduction in the frequency rate of accidents, with and without lost time, compared to 2023. This advance is largely attributed to the improvements implemented in safety management through the **Vision Program**. This program aims to identify deviations and their rapid mitigation, with the active involvement of Braskem's leaders and contractors.

Safety	2020	2021	2022	2023	2024
Accident Rate (CAF+SAF) Contractors[1]	0.95	0.86	0.85	1.08	0.91

(1) With and without leave, considering third parties and team members, accidents per 1 million man-hours worked.

The severity decreased in 2024, resulting in a lower number of days lost due to work accidents.



We promote continuous dialogues on safety with all our team members. During our main meetings, we take time to raise awareness about the importance of always being aware of risk situations and the best practices to avoid them.

We have made progress in **process safety** with the implementation of social and **environmental risk assessment**. This effort aims to mitigate the priority risks identified in our industrial units, through in-depth risk mapping studies, engineering studies and investments aimed at mitigating the identified risks.

In addition, this initiative reinforces our focus on quality of life and protection of the communities surrounding our operations. The progress and results of this assessment are monitored by various committees and the Board of Directors, ensuring an integrated and responsible approach to our activities.

This year, all action plans to mitigate risks were implemented.

The rate of process accidents recorded the second best historical performance, mainly due to the reduction in the rate of leaks of dangerous products in the industrial units.

SASB RT-CH-540a.1.

Process Safety	2020	2021	2022	2023	2024
Accident rate (tier 1 + tier 2)	0.46	0.32	0.43	0.34	0.41
Social and environmental risks (%)	-	100	100	100	100

Product stewardship

GRI 3-3 Responsible production and consumption, GRI 3-3 Product management, SASB RT-CH-410b.2

Na Braskem, o processo de *design* de produtos, desde o lançamento At Braskem, the product design process, from launch to commercialization, includes an impact assessment. We perform chemical safety scores, raw material vulnerability assessments and product safety analyses. Based on these assessments, we provide customized customer statements and regulatory information sheets, ensuring transparency and compliance across the value chain.

We are continually improving our management practices by monitoring and reporting on new and emerging product safety trends through training, an internal website, communications on important topics and the publication of a periodic newsletter.

We actively engage with stakeholders along the value chain to promote the responsible use of products throughout the life cycle. Our priority is to encourage positive production and consumption behaviors, prevent product misuse, ensure regulatory compliance, and achieve our sustainability commitments and objectives. Our work includes:

Global product regulatory compliance and product safety: Ensuring that applicable chemical compliance requirements and regulations are met and that transparent product safety information is provided for our products.

Strategic aspects of product stewardship growth: in the incorporation of product stewardship aspects and risk assessments in strategic growth planning and decision-making.

Strategic positioning in regulatory initiatives: development of proactive and informative strategies on risk and defense positioning to manage the ever-changing global regulatory landscape, which may impact Braskem's products and the applications in which they are used.

Evolution of the product stewardship culture: continuous evolution in building a more robust product stewardship culture, with commitment from people and the organization throughout Braskem.

Enhancements to tools and systems: Creation of more efficient and streamlined tools to manage regulatory, testing and compounding data of raw materials and products needed to support regulatory compliance and the health, safety and environmental aspects of Braskem products.

In view of our commitment to health, safety and Responsible Care®, a key focus for 2024 was the institutionalization of the Chemical of Concern (CoC) program, a program for risk characterization, prioritization and management. In order to boost and influence more sustainable product offerings, an internal CoC screening tool was made available to researchers and used in innovation development. As a result, projects were conducted to implement increasingly safe Braskem products, using models with a risk based approach.

As part of Braskem's commitment to protecting the environment, conserving natural resources and eliminating plastic waste, we are part of Operation Clean Sweep (OCS), an international initiative aimed at the plastics industry that aims to prevent the loss of plastic resin pellets in the environment. We are actively pursuing external certification to underscore our dedication to a more sustainable future. Braskem Europe has already obtained this certification, and Braskem America is an OCS Blue Member, the highest level of OCS in the US.

People and culture

Braskem puts people at the center of all its activities, constituting the foundation of our corporate strategy. We work to promote diversity, equity and inclusion, as well as ensure respect for human rights in all our interactions.

Team members

GRI 3-3 Employment, development, and retention.
GRI 3-3 Diversity, equity, and inclusion

Our team member value proposition is established through competencies that guide the expected behaviors and development of our team members, which reflect the most fundamental elements of our culture.

Together with the goal plan, the development of these competencies is part of the Action Program (PA in the Portuguese acronym), which is the main tool for business management and results generation, in addition to serving the continuous development of members.

Valuing the relationship between leader and subordinate, the performance evaluation of each team member is conducted by the direct leader. The PA Cycle allows all members to align with Braskem's priorities for each cycle, enabling the establishment of goals to be achieved. In the evaluation stage, in addition to assessing the achievement of expected results, the adherence of members to the company's values and culture is also assessed, as well as their level of development in the expected skills.

In 2024, we made progress in strengthening our culture through practices that reinforce the understanding of our way of being and the importance of the role of leadership in the dissemination of our **essential values**:

- We believe in people and their development potential.
- We value trusting relationships and practice planned delegation.
- We operate with a focus on results and the satisfaction of our customers.



Through Braskem Welcome, we trained 408 people from all regions who participated in sessions on the core values of our culture. In addition, around 50 **Values of Our History** events were held, in which leaders shared their stories and life and career journeys in an inspiring way. In order to reinforce the role of leadership in this process, more than 550 leaders participated in discussions on the importance of the role of leadership as **Ambassadors of Culture**, as well as the practice of our essential values on a daily basis.

Also in 2024, we launched the Global Leadership Program, in which we carried out strategic alignment with the participation of the business leader and vice presidents (VPs), and we held the first class aimed at directors, focusing on culture and strategy.

Connected to our core values, we continually invest in development actions for our members, offering a training portfolio aligned with business strategies so that members can exercise their self-development.

Competency track: reinforces with leaders and team members the behavioral competencies that are part of the PA Cycle. In 2024, we work on three competencies: full entrepreneurship, people development and feedback. The topics were selected based on the business need and delivered in the form of a live presentation on entrepreneurship challenges, in alignment with the context of the petrochemical cycle; meetings about career challenges, followed by career workshops, learning culture and Individual Development Program (PDI in the Portuguese acronym); and, finally, a lecture on feedback, in preparation for the evaluation stage of the PA Cycle. With these actions, we reached more than 3,000 members. In addition, as a way of supporting these initiatives, we also offer a global online path of continuous training.

Welcome to the Next Stage Program: the program aims to support members in their first leadership experience, developing key people management skills and emphasizing the essential role of leaders at Braskem. In 2024, two classes were held, training 70 leaders across Brazil. The classes included leaders from multidisciplinary areas, enabling enriching discussions and encouraging the exchange of perceptions through diverse perspectives and realities.

Global Technical Career Ladder: launched in 2023, Braskem's Global Technical Career Ladder aims to recognize and develop team members in technical expertise and critical knowledge for the business. In June 2024, we completed the second annual evaluation cycle, with approval from the cross-sectional committee with seven new members. In all, we have 50 team members in the technical career, and all industrial areas globally and continuously map development opportunities for these members.

The Braskem Internship Program is an opportunity to identify new talents for the company and to enhance our position in diversity, equity and inclusion (DEI). In 2024, we won another trophy at the 15th CIEE Best Internship Programs Award, which evaluates the quality of internship programs in Brazil in companies with more than 301 interns. We were also recognized in ninth place in the Best Internship Program award.

The selection process for the Internship Program had more than 36,000 people registered for technical and university internships, with representation of more than 55% women, 45% black people, 42% low-income people and 15% LGBTQIA+.

During the selection process, we also had numerous training sessions for candidates, dealing with topics such as diversity, equity and inclusion, analytical capacity, new technologies, and culture, among others.

Also in 2024, the Internship Program provided workshops and a development track on different topics, such as communication, empathy, continuous improvement, self-knowledge, mental health, culture, English scholarship and much more. In addition, the program provides tools that boost the self-development of interns through the Internship Development Plan (PDE in the Portuguese acronym), which aims to align clearly on objectives and deliveries, and the Application Project, in which interns can register relevant projects that, at the end of the year, can be presented in an open forum for leaders and members of the company.

Thinking about interns who are finishing their internship period at Braskem and seeking to support them in this exit process, the Internship Program provided training on the use of LinkedIn, resume development, the importance of networking, interviewing and personal pitches.

GRI 2-7, GRI 401-1, GRI 404-1

Attraction, retention and development	2020	2021	2022	2023	2024
Team members	7,940	8,312	8,668	8,569	8,382
New hires	618	805	919	568	492
Average hours in training[1]	-	-	21.9	22.7	15.4
Voluntary dismissals	201	295	351	330	321
Voluntary dismissal rate (%)	2.5	3.7	4.0	3.9	3.8

(1) Considers only team members. Apprentices and interns were not considered.

Diversity, equity, and inclusion (DEI) are inherent aspects of our culture and are part of our organizational values and commitments. For us, respect is non-negotiable. We value a healthy, safe, diverse and inclusive environment, in which each team member can be who they are.

Respect is Non-negotiable GRI 406-1

One of the great advances of the year was the evolution of Respect is Non-Negotiable, which became a global program, with specific and personalized actions aimed at informing and raising awareness among team members about their role in building an increasingly healthy, welcoming and inclusive environment. This initiative, with the support of the Compliance team, was expanded to all regions, with training in Mexico, Europe, Asia and the United States. Currently, more than 7,000 team members have participated in at least one training on the subject.

We remain committed to achieving our ambition of "being recognized for our excellence as a human company, being a reference in the promotion of inclusion and equal opportunities, seeking to represent the society in which we operate."

Our objectives are:

2030

- Increase the representation of women in leadership globally to 40%.
- Increase the representation of women operators globally to 15%.
- Increase the representation of black people globally to 37%[1].

(1) In the regions where we seek to increase the representation of black people.

GRI 2-7, GRI 405-1

Diversity, equity and inclusion	2020	2021	2022	2023	2024
Women globally (%)	24	25	26	26	27
Women in leadership globally (%)	30	31	33	33	33
Women operators (%)	-	-	-	9	9.6
Black people[1] (%)	30	30	33	33	34
Black people in leadership[1] (%)	13	13	15	15	18
Number of people with disabilities	-	-	22	31	36

(1) It includes only regions of Brazil and the United States of America.

Recognitions

- In the Ethos/Época Diversity, Equity and Inclusion Survey, we were named among the **most inclusive companies** in the chemical and petrochemical sectors.
- We were recognized among the most admired companies in the Diversity, Inclusion and Equity Forum of cooperatives in Paraná.

Commitments

We signed the Pact for the Promotion of Racial Equity, an initiative that aims to promote opportunities for black people.

We have partnered with the global Workplace Pride, a foundation with the objective of improving the lives of people in the LGBTQIA+ community. This initiative helps us understand the best strategy to ensure an inclusive and respectful environment for this audience.

In 2024, we consolidated our DEI Program globally, with the definition of specific goals for Mexico, Europe and Asia. Our actions throughout the year were guided by intentionality, advancing in several initiatives that were conducted in the local and global context of our operations.

In Latin America, we sought to ensure that the hiring lists included at least 50% women, resulting in the best indicator we have ever achieved in women in leadership: 34%. Globally, we ended 2024 with 32.7% of women in leadership.

We continue to actively work to hire people with disabilities in our offices through an inclusive journey, with monitoring and development actions for the people hired.

In the black people pillar, for the first time in Braskem's history, we reached the mark of 37.4% black people in Brazil and 33.9% globally. This result was only achieved by the intentionality of our actions and the commitment of the team involved.

Another goal established was that of women in the industrial units. In Brazil, we went from 7.8% in 2023 to 9.6% in 2024, a milestone for the company. Globally, we also grew, reaching 9.2% of women in operations.

> *"At Braskem, we believe that diversity, equity and inclusion are fundamental and part of our long-term strategy. Our initiatives promote the inclusion of people of different genders, races, sexual orientations and abilities, in which all voices are heard and valued. We will continue to work to build a more just and equitable environment for all."*
>
> ***Isabel Figueiredo***
> *CEO of Braskem Idesa*



Women

GRI 3-3 Diversity, equity, and inclusion, GRI 404-2

Scholarships for **Women in Industry**

In order to foster the pool of graduating students for the positions of operators and encourage the entry of women into the technical operations market, Braskem, in partnership with the National Service for Industrial Learning (Senai), offered training classes in petrochemical process operation (post-technical) exclusively for women, with 50% scholarships for selected candidates.

The action is related to our goal to increase the number of women operators in entry-level positions on production lines. In Brazil, we started 2023 with 7.8% of women in the industrial operation, and our goal for 2024 was 9%. We ended 2024 with 9.5% female representation in production operator positions, and affirmative scholarships will help us accelerate the inclusion of more women.

Elas Braskem – affirmative action program for women members

Looking at our goal of having more representation of women in leadership positions, we developed the **Elas Braskem** program, with the objective of developing leadership skills in senior team members and specialists.

The initiative was created to strengthen and prepare our team members for more complex challenges in their careers. The program had a development track focused on technical, emotional skills and tools for their development.

There were sessions with various themes: historical context and current challenges, conflict mediation, preparation for difficult conversations, collaboration and inclusion, self-development, people development, etc.

This year, the program was opened to all areas of Braskem in Brazil, with space for 20 people. The selection process was based on the position, the PA evaluations of the last two years and evaluation of direct leaders. In two years of the program, 101 members participated, and the satisfaction score was 4.7/5.0.

Global Diversity, Equity and Inclusion Week

We held another edition of the Global Diversity, Equity and Inclusion Week, with the theme **"It is in dialogue that respect is born."** In order to foster and value the power of our differences, the program covered content such as: a lecture on cultural intelligence with Mariana Barros, from Differance Consulting, a panel on generational differences, panel "It is in dialogue that an ally is born" and a panel on intersectionality of identities, and had more than 7,000 participants.

Reverse mentoring

Team members belonging to underrepresented groups acted as mentors to 12 leaders (VPs and directors) on aspects of DEI, to promote exchanges with the objective of bringing leaders closer to the experience of minority groups, and strengthening the role of leadership influence to expand engagement in DEI initiatives at Braskem.

GRI 404-2

In the United States, we worked to strengthen the awareness of team members with the launch of DE&I Talks; at least 53% of the company participated in some of the training. The sessions took place every month, addressing issues present in American society, and involved leaders in the presentations. We also advanced our affinity networks, defining work and engagement formats within the company, and created the War Veterans Affinity Network.

In Mexico, we launched the IT-Woman program, which guarantees at least one woman on all recruitment and selection lists. With this intentionality, more than 50% of leadership vacancies were filled with female candidates. We also launched the first generation of a school for operators in order to promote technical knowledge and industrial skills; women consisted of 60% of the total participants.

At Braskem Europe and Asia, we reviewed our processes and guidelines to integrate welcoming and a sense of belonging as the main focus of all our initiatives. Thus, our affinity networks redesigned their format of action to become communities of belonging. We also advanced in the DEI learning plan for leaders and members through training modules.

We challenge our team members to participate in actions that contribute to a fairer, more inclusive and sustainable future.

Through the Global Volunteer Program, we encourage our team members and their guests to participate in volunteer actions with a positive social impact in their communities, giving them the opportunity to get involved in collective issues, work together, develop skills and improve the lives of people in vulnerable situations.



Understanding health in a comprehensive way is fundamental for the well-being of our team members and for the relationship with work.

GRI 403-6

GRI 3-3 Health, safety, and well-being, GRI 403-4, GRI 403-5

In 2024, we launched the **Global Comprehensive Health and Well-Being Program** with the objective of integrating actions to promote health, well-being and disease prevention, so that members **can learn about and use existing initiatives**, enabling more attention and care for health.

2030

- Reduce the incidence of occupational diseases to zero events.

In 2023, we conducted an internal survey to identify the level of health risk of Braskem team members in different dimensions: financial, occupational and emotional health, lifestyle, health conditions, and preventive care habits. Based on the results, we were able to define the overall performance of the program, establishing the main themes of action: physical activity, healthy nutrition, preventive exams, financial health, mental health and oral health.

The launch of the Comprehensive Health and Well-Being Program globally promoted actions that foster health care. In this context, **we created the Movement is Health campaign**, as a way to encourage the practice of physical activity. A group was created on Workplace for sharing physical activities that had a total number of **1,378 engaged team members, more than 2,500 photo and video publications, and more than 34,000 reactions** (comments, likes, interactions). At the end of the campaign, we held a raffle to reward engaged members, with **110 people awarded**.

In line with the Global Comprehensive Health and Well-Being Program, the #CuidandodaGente ("taking care of people" in English) had the objective to work on topics related to integral well-being and mental health, with a focus on psychological safety. The diversification of formats in 2024 was crucial to achieve greater reach with the industrial audience. **Fifteen actions** were carried out, including presentations, training and informative materials, **reaching more than 8,200 people in the year**.

The Global Mental Health Program for Leaders, in partnership with the Albert Einstein Hospital Teaching and Research Center in Brazil and with local partners in Mexico, Europe and Asia, trained more than 200 leaders in 2024, totaling more than 80% of leaders trained in mental health since we started the program in 2022.

GRI 403-6, GRI 403-10

Health and well-being	2020	2021	2022	2023	2024
Occupational diseases	1	36	5	2	0
Wellness Thermometer (points: 1 to 5)	4.0	4.1	4.2	4.0	4.0

In 2024, there were no cases of occupational diseases. The reduction can be explained due to advances in health, occupational risk management and in the Global Comprehensive Health and Well-Being Program itself, which aims to evolve more and more in the care and health care of our members.

Wellness Thermometer

GRI 403-6

The Wellness Thermometer is a survey that evaluates team members' perceptions of issues related to career and development, psychological safety, general well-being, relationships and connections, purpose and engagement, and belonging, which are crucial to understanding the perception of integral well-being within Braskem. In 2024, the survey had a single edition, obtaining a **historical participation of 89%**, a favorability index above 80% and a global average of 4.0 (maximum of 5 points).



Customers and suppliers

GRI 3-3 Stakeholder relationship management,
GRI 3-3 Supplier management

With our suppliers and customers, we seek to improve our operations and offer society increasingly sustainable solutions. A portfolio based on renewable, recycled and bioattributed products, through the mass balance process, is part of our transition model to a circular economy and is an important step towards a more sustainable future.

With regard to our customers, we have the following objective:

2030

- Achieve a strong reputation with customers globally, based on the RepTrak methodology.

In 2024, we continued to invest in offering a broad portfolio of sustainable products that meet the demands of our customers. Among these initiatives, we highlight: the agreement with Neste, a Finnish refining company, for the supply of circular and biocircular raw materials for the production of resins and chemical products; the launch of biocircular polypropylene in the United States, derived from used cooking oil and which can be used for the production of packaging that has contact with food; the portfolio of products with recycled content for flexible packaging applications; and the first sale of circular polypropylene in Europe.

We also advanced in the market development of our new product of renewable origin, Resysta, which uses bina resin with rice husk with additives, resulting in a sustainable option to wood that is resistant, durable and versatile and has premium aesthetics. With technology of German origin, it is possible to incorporate natural fiber into the resin that makes up long-life cycle materials applied in architectural coatings and furniture prepared for outdoor areas, in order to replace products made with noble woods from tropical forests, such as teak, ipe, tonka and cedar.

In yet another year, we attended Agrishow, one of the main agricultural technology events in Latin America, presenting different innovations that can be used in agribusiness, such as drip irrigation, plastic film for silo-bale and different types of bags, including possibilities produced with post-consumption recycled resin.


CAZOOLO



Cazoolo, our circular packaging design lab, celebrated two years in 2024. Throughout this period, 21 Circular Designs Sprints and 5 Design Challenges were held, which had 618 visitors in the space, an average of 67 visitors per month and more than 214 companies. In addition, last year, we launched the Ready Packaging digital platform, an online portfolio with sustainable packaging ready and available to meet the needs of small and medium-sized companies, increasing the democratization of access to more sustainable options.

Learn more About Cazoolo.

In the search for continuous improvement in our relationship with customers, we conducted the following surveys: Net Promoter Score (NPS) and Customer Satisfaction Score (CSAT). First implemented in 2017, the NPS is carried out every two years and has the objective of monitoring relational satisfaction and the probability of a customer recommending Braskem at various points in the journey. CSAT was implemented in 2020 and evaluates transactions carried out during a specific period and in the short term. Its purpose is to monitor satisfaction in relation to service, logistics and technical support.

CSAT
(%)


2022
64
2023
73
2024
76

NPS[1]
(points)


2021
49
2023
60

(1) Survey conducted every two years.

Plastic Transforms Movement

GRI 3-3 Supplier management, GRI 308-1, GRI 414-1

We are part of the Plastic Transforms Movement, which works to show the potential of plastic transformation for society. In 2024, the movement participated in four races in partnership with Yescom, with emphasis on the São Silvestre International Race, in which – to close the plastic cycle – around 175,000 cups used by athletes were collected, recycled and transformed into folders and cases. In partnership with Plastimil, Plascony and Colofix, 1,790 cases and 990 folders were donated to municipal schools in Triunfo (RS), benefiting more than 2,400 students. Over the past year, the Plastic Transforms Movement also conducted six clean-up efforts on different beaches in Brazil. The initiative mobilized about 500 volunteers, who collected more than 500 kilos of improperly discarded waste, sending it to local cooperatives.

With our suppliers, we reaffirm our commitment to the sustainability agenda, in addition to improving our operational efficiency through cost optimization and risk mitigation.

Thus, in 2024, we advanced even more with the ESG theme in the supply chain, increasing the scope of **Ecovadis' assessment**, with the engagement of **687 suppliers on the platform**, an **increase of 35%** compared to the previous year. To achieve this result, we set goals for the Global Business Service (GBS) Board and conducted internal training with the Procurement teams, aiming to train them on the sustainable procurement strategy so that they could strengthen the engagement process of their suppliers. We also promote the program of promotion and mapping of partners, in the vicinity of our plants, for industrial supply. The objective of this program was to strengthen the relationship with local communities, and evaluate Braskem's economic impact with these suppliers. Based on this, initiatives were designed for the development of local labor and registration of potential suppliers to serve Braskem.

Learn more About Braskem's Code of Conduct for Third Parties.

Sustainable competition

In 2024, we expanded the scope of the adoption of social and environmental criteria as part of the selection of suppliers in the bidding process. The initiative demonstrated positive results in 2023 and allowed its application in new bids. By December, we had already counted at least 17 processes considering ESG performance as one of the pillars of evaluation, fostering the adoption of sustainable practices for the company's potential suppliers.

Also on the topic of sustainable procurement, we maintained a relevant performance in the engagement of our suppliers through the **CDP Supply Chain**, reaching the mark of **118 companies evaluated in the program in 2024**. To obtain this result, we conducted training with participants in order to reinforce the importance of water and climate risk management, with the participation of approximately 50 suppliers.

We also held the fourth **Supplier Sustainability Recognition** event, which aims to recognize outstanding suppliers in sustainability and quality management, thus encouraging sustainable practices in the upstream chain. There were 31 suppliers recognized in five different categories: Environment, Sustainable Procurement, Best Social and Environmental Performance, Labor and Human Rights, and Quality by the Supplier Performance Index, a category that includes the evaluation of the corporate performance of suppliers regarding the supply of products/services to Braskem.

And, seeking to strengthen the relationship with our suppliers, we promoted the **Braskem Expo Supplier**, an event held at the ABC Industrial Complex, which was attended by approximately 45 suppliers. In addition to the numerous training sessions aimed at the internal public such as Supplies, Maintenance, People Services and HES, among others, the invited suppliers were able to present their solutions corresponding to the best practices in the market, innovations and new technologies, which are essential to improve productivity and ensure reliability to industrial processes, aiming at greater operational efficiency and seeking to reduce time and cost. The event was open to the companies' employees and was attended by several leaders.

Finally, we further consolidated the use of **Bernhoeft's litigation tool** to monitor our suppliers in order to prevent and ensure compliance with labor legislation by Braskem's service providers.

Governments and associations

GRI 2-28, SASB RT-CH-530a.1

Dialogue with the government, with industry associations as allies, is part of our daily lives, in the search to unlock the potential of our business.

Following all of Braskem's ethics and integrity guidelines, in 2024, we acted institutionally on several topics relevant to the industry and the chemical sector alongside federal, state and municipal governments, as well as international organizations, and with the support of sectoral entities, in the regions where Braskem operates.

With a focus on strengthening the competitiveness of the chemical industry, we actively participate in the forums and debates of the main associations and sectoral entities to contribute to the formulation of the most relevant public policies in the development of the sector. Examples include the Global Plastics Agreement under the United Nations Environment Program (UNEP), the Carbon Trading System in Brazil, the advancement of the Packaging and Packaging Waste Regulation (PPWR) in Europe, the implementation of the Inflation Reduction Act (IRA) in the United States, and the reestablishment of the application of the import tax rate for chemical products at the same level as the common external tariff, in force for Mercosur members.

Investments in associations[1]	2022		2023		2024	
	R$	Qty.	R$	Qty.	R$	Qty.
Brazil	47,027,128	61	32,987,901.58	90	32,242,885.74	89
United States	15,125,842	18	20,662,141.83	13	18,859,609.78	21
Europe and Asia	7,577,297	9	1,988,820.24	5	2,412,254.02	7
Mexico	4,500,411	6	825,400.27	10	902,046.38	9
Total	**74,230,679**	**94**	**56,464,263.92**	**118**	**54,416,795.92**	**126**

(1) The amounts include payments to class entities, associations, unions and regional professional councils.

Governance

GRI 3-3 Governance, ethics, and compliance, GRI 2-9, GRI 2-11, GRI 2-12, GRI 2-13, GRI 2-18

Braskem's governance and compliance system seeks continuous improvement to be in line with the best practices in the market. Thus, we promote ethical, upright and transparent management, in line with our Code of Conduct for Members and Third Parties.

Our **Board of Directors (BoD)** has 11 effective members, three of whom are independent, with two-year terms and the possibility of reelection. The Chairman of the Board does not exercise an executive function in the company.

Among its duties, the Board of Directors is responsible for deciding on the company's business plan, the long-term objectives for sustainable development and the investments necessary for the growth of the business. It is also responsible for monitoring and encouraging the adoption of best environmental, social and governance (ESG) practices. The Board of Directors, its advisory committees and the secretariat undergo an annual performance evaluation.

Composition of the Board of Directors

GRI 2-9, GRI 2-11, GRI 2-13, GRI 2-18, GRI 2-20, GRI 405-1

11 members
27% independent.
1 woman (9%).

26 meetings in 2024.

2.98 years is the average time on the Board.

No director is an executive.

The Chairman of the Board of Directors does not exercise an executive function.

Learn more About our corporate governance practices.

Learn more About the composition of the Board of Directors, Executive Board and committees.

Braskem's governance also includes a General Shareholders' Meeting, the Statutory Executive Board, the Fiscal Council and the advisory committees to the Board. Advisory committees are a key structure that contributes to better monitoring of the company's strategic objectives. These are (with Portuguese acronyms):

- Statutory Compliance and Audit Committee (CCAE)
- Strategy, Communication and ESG Committee (CECESG)
- Finance and Investments Committee (CFI)
- People and Organization Committee (CPO)

We believe that it is essential for an efficient governance structure that executive compensation criteria keep pace with the company's ambition and level of commitment. For this reason, Braskem applies a variable compensation practice, linked to performance, which promotes the delivery of results both in the short and long term and is approved by the Board of Directors.

Sustainable development governance

GRI 3-3 Governance, ethics, and compliance, GRI 2-12, GRI 2-13, GRI 2-17, GRI 2-23

Our governance in relation to the topic is part of the **Global Sustainable Development Policy**. Approved by the Board of Directors in 2018, the Policy sets out responsibilities and strategic management elements that cover the entire business and guide our relationship with the value chain.

The definition of long-term objectives, based on materiality analysis and other references, is one of the elements of the Policy and is already in its second implementation cycle, with a horizon for 2030 and 2050.

Learn more About our journey in sustainable development.

Between 2022 and 2024, Braskem had a Sustainable Development Advisory Council, created to bring in a diversified and impartial perspective from the outside on topics related to sustainable development and ESG. With this Council, composed of Izabella Teixeira, Philippe Joubert and Georg Kell, we have held nine meetings since 2022, and the discussions covered Braskem's overall strategy, the strategic pillar approach of sustainable development, climate change, plastic waste and social responsibility. Several lessons were learned with the contribution of the members of this Council.

Since 2023, with the update of Braskem's corporate strategy and the inclusion of sustainability as a pillar, the Global Committee for Sustainable Development has been part of the Executive Committee. Led by the company's business leader, this Committee discusses agendas related to the advances of the corporate strategy, including the progress of objectives in sustainable development. The Committee reports these advances, as necessary, to the Board of Directors, directly or through **CECESG**, in addition to suggesting guidelines for deliberation

For the long-term objectives considered to be focuses of action, there are specific forums, which aim to establish, organize and monitor the execution of action plans to achieve the objectives, with a vice president as the person in charge. This structure also supports subcommittees that organize monitoring and standardize the concepts and tools that support the strategy.

> ***"We are approaching Planetry boundaries and altering the stable natural cycle established over millennia. Extreme situations are becoming more frequent. Therefore, companies need to go beyond limiting impacts or repairing the damage caused and build a resilient business model that generates value for society as a whole in a sustainable way. Braskem operates on both fronts, and in our Sustainable Development Advisory Council, we focus on better understanding what this means for the company and how to explore paths of possible solutions. In this sense, we seek to understand what is existential and, with our social license to operate, we want to protect assets, reputation and access to markets, and do this together with our ecosystem of stakeholders, which is the only way to be truly resilient."***
>
> ***Philippe Joubert***
> *member of the Sustainable Development Advisory Board*

Corporate governance organizational chart

GRI 2-9, GRI 2-13


General Shareholders' Meeting
Fiscal Council
Board of Directors
(11 members, 3 of whom are independent)
4 committees advise the Board of Directors:
Strategy, Communication and ESG
Finance and Investments
People and Organization
Compliance and Statutory Audit
Independent audit
CEO
Vice Presidents (VPs)
CCO Global
Ethics Committee
Corporate
Compliance
Internal audit
Internal controls
Risks management
Regional
Compliance Officer South America
Compliance Officer Europe & Asia
Compliance Officer Europe & Asia
Compliance Officer Mexico
Sustainability Governance Framework
Global Committee on Sustainable Development
CEO + Vice Presidents
Tools & Concepts
Governance
Communication
Sponsors: Vice Presidents
Main focuses of action of the sustainability pillar
Plastic waste disposal
Combating climate change
Social responsibility and human rights

Compliance

GRI 3-3 Governance, ethics, and compliance, GRI 2-23, GRI 205-1

Braskem maintains its Compliance System based on the pillars of prevention, detection and remediation, serving as support for maintaining the commitment to act ethically, with integrity and transparency. All members are responsible for its execution and have the support of a robust governance structure, corporate policies and normative documents to do so.

Learn more About our Compliance System.



LEADER
DETECT
PREVENT
REMEDIATE
1 Governance for compliance
2 Policies and other guideline
3 Assessment of risks and controls
4 Communication and education
5 Compliance of third parties
6 Engagement in collective actions
7 Management of the ethics line channel
8 Monitoring of risks and controls
9 Remediating risks and strenghening controls
10 Disciplinary measures

Our Compliance area is led by a vice president responsible for the areas of Internal Controls, Corporate Risk Management, and Business Continuity, Compliance and Internal Audit, in addition to holding the position of chief compliance officer (CCO). This function is provided for in our Global Policy of Braskem's Compliance System and Bylaws, with autonomy preserved through its double reporting: directly to the Board of Directors, through the CCAE, and indirectly to the business leader, or CEO.

In 2024, confirming our efforts to improve and evolve the Compliance System, we had two important achievements: we maintained a score of 9.9 (out of a total of 10) in the Integrity, Prevention and Fight against Corruption indicator of the Ethos Institute, a historic level and above the industry average[2].

In addition, we also renewed the **ISO 37001 certification – Anti-Bribery Management System**, an international standard audited by a body accredited by the National Institute of Metrology, Quality and Technology, which attests to the adoption of practices to mitigate the risk of corruption by the company.

*In addition, we are one of the companies committed to the **100% Transparency Movement**, promoted by the Global Compact Brazil Network, to engage companies in the fight against corruption, in order to achieve the Sustainable Development Goals (SDGs) of the 2030 Agenda. These are direct objectives and commitments, some of which are already part of our internal practices and policies.*

(2) Industry average: 7.3

Compliance Ambassadors Program: the program, established in 2022 in Brazil, trains members from different areas and locations to act as promoters of the compliance culture, thus strengthening the company's commitment to ethics and integrity. In 2024, we had a 47% growth in the number of participants and more than 1,300 team members were reached by the actions carried out in Brazil. The positive feedback and the success in engaging the team members in the program motivated its expansion to Braskem's other regional offices, whose activities will start soon.

Crisis management and business continuity: over the last three years, and in line with the culture of prevention, Braskem has been developing crisis management and business continuity plans to respond to events of various natures associated with the risks of our activity. These activities are the result of the unified management of the Risk Management, Crisis and Business Continuity areas and have allowed Braskem to be more prepared to respond to unwanted events quickly and effectively, minimizing the impacts of incidents, and ensuring the continuity of essential services.

Supported by references from international standards, methodologies and a governance process were developed in guiding documentation, anticipatory materials, evaluation criteria and training programs. These initiatives have the support and engagement of senior management to continuously strengthen the company's resilience.

Ethics Line Channel

GRI 2-26, GRI 3-3 Governance, ethics, and compliance, GRI 3-3 Human rights

Braskem's Ethics Line registers and investigates complaints of violations of laws – including the anti-corruption laws of the countries where we operate – and the company's Code of Conduct. The channel also promotes decisions and action plans resulting from the investigations it carries out.

Of the cases received, 100% are treated independently, impartially and with absolute confidentiality. The results and action plans resulting from the investigations are monitored by the Ethics Committee and the Compliance and Statutory Audit Committee. Reports may be made anonymously, and no retaliation against the bona fide whistleblower is permitted. In 2024, 1,194 complaints were received, with six cases related to discrimination.

In the same year, the Respect is Non-Negotiable program, carried out by the Compliance and Diversity areas, began to have a global reach. After training more than 5,000 team members in Brazil, the training was given in Europe, Asia, Mexico and the United States. Over the last year, 81 face-to-face training sessions were carried out with the objective of informing and raising awareness among members about their role in building an increasingly healthy, welcoming and inclusive environment.

Cases of discrimination
GRI 406-1

2020	2021	2022	2023	2024
5	9	4	7	6

Learn more About our Ethics Line Channel

"We remain committed to acting ethically, with integrity and transparency, with a closer look at the optimization of our practices, in alignment with the company's moment and our level of maturity, seeking to be more assertive in evaluations, relevant to the business, effective in deliveries and agile on a daily basis."

Nir Lander
vice president of Compliance



Stakeholder management

GRI 3-3 Stakeholder relationship management, GRI 2-29

Braskem maintains strong relationships with customers, suppliers, employees, shareholders, and local and international communities, including universities, as part of its stakeholder management. Valuing these bonds is essential for the identity and longevity of the business. Therefore, we regularly evaluate the perception of these audiences, either through reputation research or by defining material topics.

Braskem's Stakeholder Policy is comprehensive and guides conduct in relation to the various stakeholders. This policy must be followed by all subsidiaries, both in Brazil and abroad, to meet governance requirements. In 2024, we made progress on several fronts to respond to the collective needs and expectations of shareholders, always focusing on social responsibility, human rights and diversity. This process is guided by the principles of integrity, transparency, compliance and sustainable development.

Reputation research

Since 2010, we have conducted an annual survey of different stakeholders to monitor our reputation. The survey evaluates emotional issues, degree of esteem, admiration, empathy and trust. It also examines rational indicators in seven dimensions: products and services, innovation, work environment, governance, citizenship, leadership, and performance, in addition to specific factors for each of the audiences. In 2024, the survey was conducted only in Brazil, and Braskem's overall score was in the range of **strong** reputation. The evaluation of customers and opinion leaders (which includes the financial market) is also strong. With society in general and communities around our operations, the reputation is average.

Stakeholder	Objective	Actions	Results in 2024
Researchers and teachers	Expand the capacity to develop sustainable solutions through open innovation.	Partnership with Illinois University. Partnership with the University of São Paulo and the University of São Carlos. Partnership with Michigan Technological University and Wisconsin-Madison University.	Top 20 Innovative Places Brazil (MIT Technology Review). Second most innovative company in the Oil & Gas sector by Valor Econômico. Second place in the 100 Open Startups ranking.
Communities	Promote a relationship of partnership, transparency, respect and trust.	Social investment projects. Braskem Projects that Transform Public Notice. Global Volunteer Program. CACs. Forming Bonds Program.	697,953 people benefited. US$2,96 million invested through social projects. 11 projects selected through the notice, which received from R$20,000 to R$50,000 each. 1,900 volunteers and more than 145,000 people benefited in 6 countries. About 4,600 visits to Braskem's units in Brazil.
Customers and brand owners	Seek increasingly sustainable solutions.	Partnered with Indorama Ventures IOD to supply bioattributed ethylene. Market development of our new renewable product, Resysta. Braskem 360° Platform. Plastic Movement Transforms.	NPS of 60 points. CSAT of 73%.
Suppliers	Engage sustainability in the chain, optimize costs and mitigate risks.	Ecovadis socio-environmental assessment. CDP Supply Chain. Supplier Sustainability Recognition event. Responsible Ethanol Purchasing Program.	687 suppliers evaluated by Ecovadis. 50 suppliers trained for the CDP Supply Chain. 31 suppliers recognized at the event. 66% of ethanol suppliers were audited in the excellence pillar and 34% in the compliance pillar.
Government and associations	Dialogue in a transparent way to strengthen the performance of the petrochemical industry.	Climate change advocacy. Global Plastics Agreement.	Engagement and active participation in the discussions of the Global Plastics Agreement, expected to be concluded, in principle, by 2025.
Team members	To provide development, a safe environment, well-being, and an increasingly strong and diverse culture.	Diversity, Equity and Inclusion Program. Integral Health and Wellness Program. Human Reliability Program.	33% of women in leadership. 34% black people. 1.08 accidents per million man-hours worked. 4.04 out of 5 points on the Wellness Thermometer.
Investors and financial market	Transparent dialogue, in accordance with applicable regulations.	Braskem Day. Quarterly and annual disclosure of results. Conferences.	Total shareholder return of 5% (10 years)
Society	To offer increasingly sustainable solutions.	Life Cycle Assessment (LCA).	14 completed studies that quantify the associated environmental impacts.



Cristiano Verissimo
Braskem member (Triunfo/RS)

10 Capital *performance*

- Human
- Social and Relationship
- Financial
- Natural
- Manufactured
- Intellectual

Capital *performance*

Capital represents the various types of resources available and used by a company in the production of goods or in the provision of services. The management capacity of an organization is evidenced by the continuous generation of value, resulting from the integration, correlation and balance of these capitals in the short, medium and long term. We manage our capital (financial and non-financial) through our business model, and all decisions about it, from allocation to transformation into positive results and impacts for our stakeholders, are based on the analysis of the current external and internal contexts and the future trends identified.

Thus, our relevance as an organization depends on efficient management of our capital, through which we generate value. It is important to emphasize that capitals have an interdependence and a direct connection, as all actions are integrated and guided by the same strategic guidelines. The relationship between capitals forms a system in which each one performs its balancing function to maintain our value generation in the short, medium and long term. Below, we present the correlation between capitals under our management and how they generate value internally and for our stakeholders.

Click on the tabs to navigate.

Human **capital**
Social and Relationship **capital**
Financial **capital**
Natural **capital**
Manufactured **capital**
Intellectual **capital**

Human **capital**

People make up the foundation of Braskem's strategy. Thus, our team members are the protagonists of our history. Over these 23 years, we have improved our actions to respect and promote human rights, continuously working to ensure a safe, diverse, inclusive work environment that brings opportunities for growth and development to all people who are part of the company, taking into account the physical and mental well-being of all our professionals.

Human capital **in numbers**

+8,300
team members.

3.8
is the
voluntary dismissal rate (-0.1 p.p. vs. 2023).

33%
of women in leadership.

34%
black members.

100%
of all high and medium risks
in managed human rights.

4.0
on the Wellness Thermometer
(maximum score of 5.0).

Human **capital**

Social and Relationship **capital**

People are the foundation of our business. For this reason, we seek to increasingly strengthen our relationship with all stakeholders. They are the ones that help form the solid foundation that maintains the longevity of our business. This is not only part of who we are, but also integrates our sustainability pillar through our commitment to social responsibility and human rights.

Social and Relationship capital **in numbers**

US$2.9 million
in socio-environmental impact investments.

+697,000 people
benefited by social actions (+98% vs. 2023).

Average reputation
with communities (-1.7 points vs. 2023).

Strong reputation
with customers (-2.2 points vs. 2023).

72% engagement
in CDP Supply Chain.

R$54.4 million
in expenses with industry associations.

Financial **capital**

Natural **capital**

Manufactured **capital**

Intellectual **capital**

Human capital
Social and Relationship capital
Financial capital

It is essential that we seek economic and financial results based on a solid development strategy, the constant strengthening of environmental, social and governance (ESG) practices, long-lasting relationships with our clients and, as a consequence, increased value generated for shareholders. We understand that this is a key factor to enable our growth objectives. To this end, we work continuously to ensure the integrity of our production chain, the strengthening of our governance and compliance system, and the maintenance of a strong level of liquidity and positive cash generation, even in periods of low cycle in the petrochemical industry.

Financial capital in numbers

R$499 million in recurring cash consumption.

US$429 million in corporate investments (-2% vs. estimated).

7.42x corporate leverage.

Recurring EBITDA: **US$1.1 billion** (+46% vs. 2023).

Natural capital
Manufactured capital
Intellectual capital

We have sustainability as one of the pillars of corporate strategy and business growth. Through our initiatives and processes, we transform renewable and non-renewable natural resources into chemicals and plastics, seeking to reduce and mitigate impacts on the environment and society. Our focus is on combating climate change and eliminating plastic waste, seeking to be a reference in operational eco-efficiency in relation to water and energy consumption and the generation of effluents, atmospheric emissions and waste.

Natural capital **in numbers**

17.1 million
tons in raw materials consumption (similar to 2023).

19.2 million
m³ of effluent generation (-5.8% vs. 2023).

68.5 million
m³ of water consumption (-1.5% vs. 2023).

43 tons of
industrial waste generated (-13% vs. 2023).

9.73 million
in greenhouse gas (GHG) emissions (scopes 1 and 2) (-1.47% vs. 2023).

57.6 tons of
plastic waste recovered (7.5% vs. 2023).

Our 40 factories spread across four countries have a production capacity of more than 16 million tons per year of plastics and chemicals sold to customers in more than 70 countries. We are aware that, in order to evolve in our business in a perennial and sustainable way, it is necessary to consider relevant issues such as the circular economy, recycling and the fight against climate change – topics that are already present in our daily lives and integrated into our business strategy.

Manufactured capital in numbers

R$40.4 billion in value of fixed assets (+5% % vs. 2023).

21.3 million tons of of production capacity of resins and chemicals.

260 million of tons of bioethylene production capacity.

86 million of tons in sales of products with recycled content.

Unit utilization rate:

72% in Brazil (+1 p.p. vs. 2023).

74% in the United States and Europe (-7 p.p. vs. 2023).

78% in Mexico (+1 p.p. vs. 2023).

We believe that investing in the advancement of technology will increasingly be the central path in the search for a more sustainable future. We see innovation as a strategic pillar, being present in all our investment decisions to enable the transition process to the carbon-neutral circular economy, based on the development of increasingly cleaner solutions. To measure the results on this front, two years ago we implemented an index that evaluates the sustainability of our projects in the fields of innovation and technology.

Intellectual capital in numbers

370
innovation and technology (I&T) players
(+1.1% vs. 2023).

R$518 million
in I&T spending and investments
(-6.5% vs. 2023).

67% of I&T projects
with a positive impact on the Sustainability Index
(-18.3% vs. 2023).

14 installations
in I&T (same as 2023).

6% of sales
are products launched in the last five years
(-45.5% vs. 2023).

R$170 million
in value captured through digital technologies


Braskem
Braskem

Annexes

- GRI content summary
- SASB content summary
- Assurance letter

Wilma Oliveira Lins
Braskem member (Maceió/AL)

GRI content *summary*

Statement of use	Braskem S.A. has reported in accordance with the GRI Standards for the period 01/01 to 12/31/2024
GRI 1 used	GRI 1: Foundation 2021
Applicable GRI Sector Standard(s)	GRI 11: Oil and Gas Sector 2021

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
GRI 2: General disclosures 2021	2-1 Organizational details	3, 11						
	2-2 Entities included in the organization's sustainability reporting	3						
	2-3 Reporting period, frequency and contact point	3, 122						
	2-4 Restatements of information	3						
	2-5 External assurance	3, 121 to 123						
	2-6 Activities, value chain and other business relationships	11 to 14, 31						
	2-7 Employees	11, 82, 83					8 and 10	
	2-8 Workers who are not employees	**www.braskem.com/esgdashboard**					8	

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
GRI 2: General disclosures 2021	2-9 Governance structure and composition	90, 92					5 and 16	Principles of governance
	2-10 Nomination and selection of the highest governance body	www.braskem.com/esgdashboard					5 and 16	
	2-11 Chair of the highest governance body	90					16	
	2-12 Role of the highest governance body in overseeing the management of impacts	22, 90, 91					16	Principles of governance
	2-13 Delegation of responsibility for managing impacts	90, 91, 92						
	2-14 Role of the highest governance body in sustainability reporting	3, 17						
	2-15 Conflicts of interest	www.braskem.com/esgdashboard					16	
	2-16 Communication of critical concerns	www.braskem.com/esgdashboard						
	2-17 Collective knowledge of the highest governance body	91						

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
GRI 2: General disclosures 2021	2-18 Evaluation of the performance of the highest governance body	90						
	2-19 Remuneration policies	www.braskem.com/esgdashboard						Principles of governance
	2-20 Process to determine remuneration	90	2-20.b	Confidentiality restrictions.	The results of the Board of Directors' votes, of any nature, are published in accordance with the regulatory requirements of the stock exchanges on which Braskem is listed.			
	2-21 Annual total compensation ratio	-	2-21.a; 2-21.b; 2-21.c	Confidentiality restrictions.	The indicator is not reported as it pertains to confidential and sensitive information, as it may compromise the privacy of Braskem's members. More details about the compensation of the statutory board members and the Board of Directors can be found in item 8 of the 2024 Reference Form: https:/api.mziq.com/mzfilemanager/v2/d/540b55c5-af99-45f7-a772-92665eb948e9/47711143-c162-5515-55c7-bac83982e15e?origin=1.			People
	2-22 Statement on sustainable development strategy	4 to 8						Principles of governance
	2-23 Policy commitments	19, 20, 22, 60, 91, 93					16	

GRI Standard/other source	Disclosure	Location	Omission: Requirement(s) omitted	Omission: Reason	Omission: Explanation	GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
GRI 2: General disclosures 2021	2-24 Embedding policy commitments	16, 19, 20, 22, 60					16	
	2-25 Processes to remediate negative impacts	16, 19, 20, 21, 22, 24					16	
	2-26 Mechanisms for seeking advice and raising concerns	94					16	Principles of governance
	2-27 Compliance with laws and regulations	www.braskem.com/esgdashboard						Planet
	2-28 Membership associations	89						
	2-29 Approach to stakeholder engagement	17, 60 , 65, 87, 95						Principles of governance
	2-30 Collective bargaining agreements	www.braskem.com/esgdashboard					8	People
Material topics								
GRI 3: Material topics 2021	3-1 Process to determine material topics 2021	17						
	3-2 List of material topics 2021	18						Principles of governance

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Economic and financial performance								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 32				11.2, 11.14, 11.21	1, 10 and 17	
GRI 201: Economic performance 2016	201-1 Direct economic value generated and distributed	32	201-1.b	Not applicable.	Braskem does not disclose this type of information by country through the Financial Statements.	11.14, 11.21	8 and 9	Prosperity
	201-3 Defined benefit plan obligations and other retirement plans	www.braskem.com/esgdashboard					-	
	201-4 Financial assistance received from government	www.braskem.com/esgdashboard	201-4.b	Not applicable.	Braskem does not disclose this type of information by country through the Financial Statements.	11.21	-	Prosperity
GRI 207: Tax 2019	207-1 Approach to tax	www.braskem.com/esgdashboard				11.21	1, 10 and 17	
	207-2 Tax governance, control, and risk management	www.braskem.com/esgdashboard				11.21	1, 10 and 17	
	207-3 Stakeholder engagement and management of concerns related to tax	www.braskem.com/esgdashboard				11.21	1, 10 and 17	
	207-4 Country-by-country reporting	www.braskem.com/esgdashboard				11.21	1, 10 and 17	

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Governance, ethics, and compliance								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 90, 91, 93, 94				11.20, 11.22		
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	93				11.20	16	Principles of governance
	205-2 Communication and training about anti-corruption policies and procedures	www.braskem.com/esgdashboard				11.20	16	Principles of governance
	205-3 Confirmed incidents of corruption and actions taken	-	205-3.a, 205-3.b, 205-3.c, 205-3.d	Not applicable.	In 2024, there were no confirmed cases of corruption.	11.20	16	
GRI 415: Public policy 2016	415-1 Political contributions	-	415-1.a, 415-1.b	Not applicable.	Donations for political campaigns are prohibited in Brazil, as per the interpretation established by the Federal Supreme Court in the ruling of ADI 4.650/2015 on Article 81 of Law 9.504/1997, later repealed by Law 13.165/2015. Our Code of Conduct also clarifies this rule.	11.22	16	Principles of governance
Risk and opportunity management								
GRI 3: Material topics 2021	3-3 Management of material topics	20 a 22, 24 to 29						
Management of relationship with stakeholders								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 24 to 29, 87, 95						Principles of governance/ People

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Supply chain management								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 60, 61, 87, 88				11.14, 11.19	8 and 16	
GRI 204: Procurement practices 2016	204-1 Proportion of spending on local suppliers	www.braskem.com/esgdashboard				11.14	8	
GRI 206: Anti-competitive behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	-	206-1.a, 206-1.b	Not applicable.	Braskem is not a party to any legal proceedings of this nature.	11.19	16	
GRI 308: Supplier environmental assessment 2016	308-1 New suppliers that were screened using environmental criteria	88						
	308-2 Negative environmental impacts in the supply chain and actions taken	www.braskem.com/esgdashboard	308-2b, 308-2c, 308-2d, 308-2e	Unavailable/Incomplete information.	Braskem will define a strategy to determine, based on these assessments, if there is an impact and what type (real or potential) by 2030.			
GRI 407: Freedom of association and collective bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	www.braskem.com/esgdashboard	407-1b	Not applicable.	Although Braskem does not have a specific mapping for this issue, no such situation has been observed with our suppliers in our analysis processes.		8	People

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Communities and social investments								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 24 to 29, 60 to 62, 65				11.15	1, 2, 3, 5, 8, 9 and 11	
GRI 203: Indirect economic impacts 2016	203-1 Infrastructure investments and services supported	60, 62 to 65					5, 9 and 11	
	203-2 Significant indirect economic impacts	60 to 62, 64, 65					1, 3 and 8	Prosperity
GRI 413: Local communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	60 to 65				11.15	-	
	413-2 Operations with significant actual and potential negative impacts on local communities	60 to 66				11.15	1 and 2	
Human rights								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 60 to 62, 94				11.10, 11.11, 11.12, 11.18	5, 8 and 16	
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	83, 94				11.11	5 and 8	People
GRI 408: Child labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	-	408-1.a, 408-1.b, 408-1.c	Not applicable.	It was not observed in our mapping process that such a situation has occurred with our suppliers.		8 and 16	People

GRI Standard/other source	Disclosure	Location	Omission: Requirement(s) omitted	Omission: Reason	Omission: Explanation	GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
GRI 409: Forced or compulsory labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	-	409-1.a, 409-1.b, 409-1.c	Not applicable.	It was not observed in our mapping process that such a situation has occurred with our suppliers.		8	People
GRI 410: Security practices 2016	410-1 Security personnel trained in human rights policies or procedures	www.braskem.com/esgdashboard				11.18	16	
GRI 414: Supplier social assessment 2016	414-1 New suppliers that were screened using social criteria	88				11.10, 11.12	5, 8 and 16	
Employment, development, and retention								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 81 to 83				11.7, 11.10, 11.11, 11.14	1, 3, 4, 5, 8 and 10	
GRI 202: Market presence 2016	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	www.braskem.com/esgdashboard					1, 5 and 8	People
	202-2 Proportion of senior management hired from the local community	www.braskem.com/esgdashboard				11.11, 11.14	8	

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	82				11.10	5, 8 and 10	Prosperity
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	www.braskem.com/esgdashboard				11.10	3, 5 and 8	
	401-3 Parental leave	www.braskem.com/esgdashboard				11.10, 11.11	5 and 8	
GRI 402: Labor/management relations 2016	402-1 Minimum notice periods regarding operational changes	www.braskem.com/esgdashboard				11.7, 11.10	8	
GRI 404: Training and education 2016	404-1 Average hours of training per year per employee	82				11.7, 11.10, 11.11	4, 5, 8 and 10	People
	404-2 Programs for upgrading employee skills and transition assistance programs	84, 85				11.7, 11.10, 11.11	8	
	404-3 Percentage of employees receiving regular performance and career development reviews	www.braskem.com/esgdashboard					5, 8 and 10	

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Health, safety, and well-being								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 78, 86				11.9	3, 8 and 16	
GRI 403: Occupational health and safety 2018	403-1 Occupational health and safety management system	69				11.9	8	
	403-2 Hazard identification, risk assessment, and incident investigation	www.braskem.com/esgdashboard				11.9	8	
	403-3 Occupational health services	www.braskem.com/esgdashboard				11.9	8	
	403-4 Worker participation, consultation, and communication on occupational health and safety	86				11.9	8 and 16	
	403-5 Worker training on occupational health and safety	86				11.9	8	
	403-6 Promotion of worker health	85, 86				11.9	3	
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	69				11.9	8	

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
GRI 403: Occupational health and safety 2018	403-8 Workers covered by an occupational health and safety management system	69, 79				11.9	8	
	403-9 Work-related injuries	79				11.9	3, 8 and 16	People
	403-10 Work-related ill health	86	403-10.a, 403-10.b, 403-10.c, 403-10. d	Not applicable.	In 2024, there were no records of occupational disease cases.	11.9	3, 8 and 16	People
Diversity, equity, and inclusion								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 81 to 84				11.11	5, 8 and 10	
GRI 405: Diversity and equal opportunity 2016	405-1 Diversity of governance bodies and employees	83, 90				11.11	5 and 8	Principles of governance
	405-2 Ratio of basic salary and remuneration of women to men	www.braskem.com/esgdashboard				11.11	5, 8 and 10	People

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Post-consumption plastics								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 44 to 46, 51, 57 to 59					8 and 12	
GRI 301: Materials 2016	301-1 Materials used by weight or volume	www.braskem.com/esgdashboard					8 and 12	Planet
	301-2 Recycled input materials used	59					8 and 12	Planet
	301-3 Reclaimed products and their packaging materials	44 to 46					8 and 12	Planet
Raw material impacts								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 41 to 43, 51, 72					8 and 12	
GRI 301 Materials 2016	301-1 Materials used by weight or volume	www.braskem.com/esgdashboard					8 and 12	Planet
	301-2 Recycled input materials used	59					8 and 12	Planet
	301-3 Reclaimed products and their packaging materials	44 to 46					8 and 12	Planet

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Energy efficiency								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 38, 39				11.1	7, 8, 12 and 13	
GRI 302: Energy 2016	302-1 Energy consumption within the organization	40				11.1	7, 8, 12 and 13	
	302-2 Energy consumption outside of the organization	www.braskem.com/esgdashboard				11.1	7, 8, 12 and 13	
	302-3 Energy intensity	40				11.1	7, 8, 12 and 13	
	302-4 Reduction of energy consumption	www.braskem.com/esgdashboard					7, 8, 12 and 13	
Water and effluents management								
GRI 3: Material topics 2021	3-3 Gerenciamento dos Material themes 2021	20, 21, 55, 56, 70, 71				11.6	6 and 12	
GRI 303: Water and effluents 2018	303-1 Interactions with water as a shared resource	55				11.6	6 and 12	
	303-2 Management of water discharge-related impacts	55				11.6	6	
	303-3 Water withdrawal	55				11.6	6	Planet
	303-4 Water discharge	71				11.6	6	Planet
	303-5 Water consumption	55				11.6	6	Planet

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Biodiversity and land use								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 51				11.4	6, 14 and 15	
GRI 304: Biodiversity 2016	304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	www.braskem.com/esgdashboard				11.4	6, 14 and 15	Planet
	304-2 Significant impacts of activities, products and services on biodiversity	www.braskem.com/esgdashboard				11.4	6, 14 and 15	Planet
	304-3 Habitats protected or restored	www.braskem.com/esgdashboard				11.4	6, 14 and 15	
	304-4 IUCN Red List species and national conservation list species with habitats in areas affected by operations	www.braskem.com/esgdashboard				11.4	6, 14 and 15	

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Climate change								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 38, 39, 48, 49, 51, 52 to 54				11.1, 11.2	3, 12, 13, 14 and 15	
GRI 201: Economic performance 2016	201-2 Financial implications and other risks and opportunities arising from climate change	53				11.2	13	
GRI 305: Emissions 2016	305-1 Direct (scope 1) GHG emissions	49				11.1	3, 12, 13, 14 e 15	Planet
	305-2 Energy indirect (scope 2) GHG emissions	49, 50				11.1	3, 12, 13, 14 e 15	Planet
	305-3 Other indirect (scope 3) GHG emissions	50				11.1	3, 12, 13, 14 e 15	Planet
	305-4 GHG emissions intensity	49				11.1	13, 14 e 15	
	305-5 Reduction of GHG emissions	38				11.1, 11.2	13, 14 e 15	

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Air pollution								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 70, 71				11.1, 11.2	3, 12, 13, 14 e 15	
GRI 305: Emissions 2016	305-6 Emissions of ozone-depleting substances (ODS)	www.braskem.com/esgdashboard					3 and 12	
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	71				11.3	3, 12, 14 and 15	Planet
Waste management								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 70, 71				11.5, 11.8	3, 6, 11 and 12	
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	70, 71				11.5	3, 6, 11 and 12	Planet
	306-2 Management of significant waste-related impacts	70, 71				11.5	3, 6, 11 and 12	Planet
	306-3 Waste generated	70				11.5, 11.8	3, 11 and 12	Planet
	306-4 Waste diverted from disposal	www.braskem.com/esgdashboard				11.5	3, 11 and 12	
	306-5 Waste directed to disposal	www.braskem.com/esgdashboard				11.5	3, 11 and 12	

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
Responsible production and consumption								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 80				11.3	16	
GRI 416: Customer health and safety 2016	416-1 Assessment of the health and safety impacts of product and service categories	www.braskem.com/esgdashboard				11.3		
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	-	416-2.a, 416-2.b	Not applicable.	No cases of non-compliance with laws and/or voluntary codes regarding health and safety impacts caused by products and services were identified during the period covered by the Report.		16	
Project management								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 80					12 and 16	
GRI 417: Marketing and labeling 2016	417-1 Requirements for product and service information and labeling	www.braskem.com/esgdashboard					12	
	417-2 Incidents of non-compliance concerning product and service information and labeling	-	417-2.a, 417-2.b	Not applicable.	No administrative or legal proceedings related to labeling and product information were recorded during the period.		16	
	417-3 Incidents of non-compliance concerning marketing communications	-	417-3.a, 417-3.b	Not applicable.	No administrative or legal proceedings related to marketing and communication in which the company was found to be non-compliant were identified during the reporting period.		16	

GRI Standard/other source	Disclosure	Location	Omission			GRI Sector Standard ref. No.	SDG ref. No.	WEF-IBC
			Requirement(s) omitted	Reason	Explanation			
GRI 418: Customer privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	-	418-1.a, 418-1.b	Not applicable.	In 2024, no complaints from data subjects, authorities, or security incidents involving Braskem's customers' personal data were identified as substantiated for reporting.		16	
Innovation, technology and digitalization								
GRI 3: Material topics 2021	3-3 Management of material topics	20, 21, 73 to 77						

SASB content *summary*

Industry: Chemicals

Topics	Code	Accounting metrics	Page or answer	SDG	WEF-IBC
Product design for use-phase efficiency	RT-CH-410a.1	Revenue from products designed for use-phasen resource efficiency	76	11	
Operational Safety, Emergency Preparedness & Response	RT-CH-540a.1.	Process Safety Incidents Count (PSIC), Process Safety Total Incident Rate (PSTIR), and Process Safety Incident Severity Rate (PSISR)	80	8	
	RT-CH-540a.2	Number of transport incidents	www.braskem.com/esgdashboard	8	
Production	RT-CH-000.A	Production by reportable segment	www.braskem.com/esgdashboard	8	
Safety & environmental stewardship of chemicals	RT-CH-410b.1	(1) Percentage of products that contain Globally Harmonized System of Classification and Labeling of Chemicals (GHS) Category 1 and 2 Health and Environmental Hazardous Substances, (2) percentage of such products that have undergone a hazard assessment	www.braskem.com/esgdashboard	12	Planet
	RT-CH-410b.2	Discussion of strategy to (1) manage chemicals of concern and (2) develop alternatives with reduced human and/or environmental impact	80	12	Planet
Genetically modified organisms	RT-CH-410c.1	Percentage of products by revenue that contain genetically modified organisms (GMOs)	www.braskem.com/esgdashboard	12	Planet
Hazardous waste management	RT-CH-150a.1	Amount of hazardous waste generated, percentage recycled	70	12	
Water management	RT-CH-140a.1.	1) Total water withdrawn, (2) total water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress	55	6 and 9	Planet
	RT-CH-140a.2.	Number of incidents of non-compliance associated with water quality permits, standards, and regulations	There were no incidents in 2024 that resulted in penalties with no possibility of further appeals.	6	
	RT-CH-140a.3.	Description of water management risks and discussion of strategies and practices to mitigate those risks	55	6 and 9	

Topics	Code	Accounting metrics	Page or answer	SDG	WEF-IBC
Greenhouse gas emissions	RT-CH-110a.1	Gross global Scope 1 emissions, percentage covered under emissions-limiting regulations	49	13	Planet
	RT-CH-110a.2.	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	38, 48	13	Planet
Energy management	RT-CH-130a.1.	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable, (4) total self-generated energy	40	7 and 9	Planet
Air quality	RT-CH-120a.1.	Air emissions of the following pollutants: (1) NOX (excluding N2O), (2) SOX, (3) volatile organic compounds (VOCs), and (4) hazardous air pollutants (HAPs)	71	3 and 12	Planet
Workforce health & safety	RT-CH-320a.1	(1) Total recordable incident rate (TRIR) and (2) fatality rate for (a) direct employees and (b) contract employees	79	8	People
	RT-CH-320a.2.	Description of efforts to assess, monitor, and reduce exposure of employees and contract workers to long-term (chronic) health risks	91	8	People
Community relations	RT-CH-210a.1	Discussion of engagement processes to manage risks and opportunities associated with community interests	60 to 63, 65	11	
Management of the legal & regulatory environment	RT-CH-530a.1	Discussion of corporate positions related to government regulations and/or policy proposals that address environmental and social factors affecting the industry	52, 89	16	Planet

Industry: Oil and gas – midstream

Topics	Code	Accounting metrics	Page or answer	SDG	WEF-IBC
Competitive behavior	EM-MD-520a.1	Total amount of monetary losses as a result of legal proceedings associated with federal pipeline and storage regulations	In 2024, Braskem did not incur monetary losses as a result of legal proceedings related to federal pipeline and storage regulations.		Planet
Ecological impacts	EM-MD-160a.1	Description of environmental management policies and practices for active operations	48	8 and 12	Planet
	EM-MD-160a.2	Percentage of land owned, leased, and/or operated within areas of protected conservation status or endangered species habitat	www.braskem.com/esgdashboard	6, 14 and 15	Planet
	EM-MD-160a.3	Terrestrial acreage disturbed, percentage of impacted area restored	www.braskem.com/esgdashboard	6, 14 and 15	Planet
Greenhouse gas emissions	EM-MD-110a.1	Gross global Scope 1 emissions, percentage methane, percentage covered under emissions-limiting regulations	49	13	Planet
	EM-MD-110a.2	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	38, 48	13	Planet
Air quality	EM-MD-120a.1	Air emissions of the following pollutants: (1) NOx (excluding N2O), (2) SOx, (3) volatile organic compounds (VOCs), and (4) particulate matter (PM10)	71	3 e 12	Planet

Assurance *letter*

GRI 2-3, GRI 2-5

KPMG

KPMG Auditores Independentes Ltda.
Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte,
Chácara Santo Antônio, CEP 04719-911, São Paulo - SP
Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Independent Auditors' Limited Assurance Report

(A free translation of the original report in Portuguese, containing the Assurance Report)

To the Board of Directors and Shareholders
Braskem S.A.
São Paulo - SP

Report on the 2024 Integrated Report of Braskem S.A.

Conclusion

We have carried out a limited assurance engagement on the Environmental, Social, and Governance information 2024 (" 2024 Integrated Report") of Braskem S.A (the "Company") for the year ended December 31, 2024 prepared in accordance with the guidelines of the Global Reporting Initiative (GRI) - GRI Standards, the Sustainability Accounting Standard – Chemicals and Oil & Gas – Midstream of the Sustainability Accounting Standards Board (SASB) and technical guideline CPC 09 of CVM Resolution Nr. 14/2020, which relates to the International Conceptual Framework for Integrated Reporting (IIRC), under the responsibility of the IFRS Foundation.

According to the procedures applied and the evidence obtained by our team, we are not aware of any fact that leads us to believe that the 2024 Integrated Report of Braskem S.A for the year ended December 31, 2024, has not been prepared, in all material respects, in accordance with the guidelines of the Global Reporting Initiative (GRI) - GRI Standards with the Sustainability Accounting Standard – Chemicals and Oil &Gas – Midstream, the Sustainability Accounting Standards Board (SASB) and technical guideline CPC 09 of CVM Resolution Nr. 14/2020, which is related to the International Conceptual Framework for Integrated Reporting (IIRC) under the responsibility of IFRS Foundation.

Basis for conclusion

We conducted our engagement in accordance with NBC TO 3000 (reviewed) - Assurance Engagements Other than Audits or Reviews and International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the Federal Association of Accountants (CFC) and the International Auditing and Assurance Standards Board (IAASB)respectively. Our responsibilities with respect to those standards are further described in the "Our responsibilities" section of the report.

KPMG

We have met the independence and other ethical requirements of the Accountant's Professional Code of Ethics and Professional Standards (including Independence Standards) issued by the Federal Association of Accountants (CFC) according to key principles of integrity, objectivity, professional competence and due zeal, confidentiality and professional behaviour.

Our firm applies NBC PA 01 Quality Management to independent auditors' firms (legal entities and individuals) and the International Standard on Quality Management (ISQM) 1, Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements issued by CFC and IAASB, respectively. These standards requires the firm to prepare, implement and operate a quality management system, including policies or procedures related to compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Responsibilities for the 2024 Integrated Report

The Management's Company is responsible for:

- the design, implementation and maintenance of internal controls that are relevant for preparing an Integrated Report for 2024 that are free from material misstatement, whether due to fraud or error;
- selecting or developing proper criteria for preparing the 2024 Integrated Report and appropriate reference to the criteria used or describing those criteria; and
- the preparation of the 2024 Integrated Report in accordance with the guidelines set forth by the Global Reporting Initiative (GRI) - GRI Standards, the Sustainability Accounting Standard – Chemicals and Oil & Gas – Midstream, the Sustainability Accounting Standards Board (SASB) and Technical Guidance CPC 09 of CVM Resolution Nr. 14/2020 which correlates with the International Conceptual Framework for Integrated Reporting under under the responsibility of the IFRS Foundation.

Our responsibilities

We are responsible for:

- plan and carry out the engagement to obtain a limited assurance about whether the 2024 Integrated Report is free from material misstatement, whether due to fraud or error;
- form an independent conclusion in accordance with the procedures applied and the evidence obtained; and
- report our conclusion to the Board of Directors and Shareholders of the Company

KPMG

Summary of the work we performed as basis for our conclusion

We exercise professional judgment and maintain professional skepticism throughout the work. We design and perform our procedures to obtain evidence about the 2024 Integrated Report that is sufficient and appropriate to provide a basis for our conclusion. The procedures we have selected depend on our understanding of the 2024 Integrated Report and other circumstances of the engagement, and on our consideration of the areas in which material misstatements are likely to occur. When carrying out the engagement, we applied the following procedures:

a. planning the work, considering the relevance, the amount of quantitative and qualitative information, as well as the operating and internal control systems that supported the preparation of the information included in the 2024 Integrated Report;

b. understanding the calculation method and procedures followed for compiling indicators by making inquiries and holding interviews with the managers in charge of gathering information;

c. applying analytical procedures to quantitative information and inquiring about qualitative information and its correlation with the indicators disclosed in the information included in the 2024 Integrated Report;

d. when non-financial data correlate with financial indicators, these indicators are cross-checked against financial statements and/or accounting records;

e. analyzing the procedures followed for preparing the 2024 Integrated Report and its structure and contents, in accordance with the Content and Quality criteria and guidelines set for the Global Reporting Initiative – GRI sustainability reporting standards, the Sustainability Accounting Standard – Chemicals and Oil &Gas – Midstream, of the Sustainability Accounting Standards Board (SASB) and technical guideline CPC 09 of CVM Resolution Nr. 14/2020, which is related to the International Conceptual Framework for Integrated Reporting (IIRC) under the responsibility of the IFRS Foundation;

f. assessment of sampled non-financial indicators.

The procedures applied in a limited assurance engagement vary in terms of nature and timing, and their extent is restricted (less extensive) than a reasonable assurance engagement. Therefore, the security level obtained from a limited assurance engagement is substantially lower than the security that would have been obtained if a reasonable assurance engagement had been carried out.

São Paulo, March 21, 2025

KPMG Auditores Independentes Ltda.
CRC 2SP014428/O-6

Original report in Portuguese signed by
Flavio Gozzoli Gonçalves
Accountant CRC 1SP290557/O-2

Credits

GRI 2-5

Braskem
Sustainable Development
Marketing & Corporate Communication
Investor Relations

TheMediaGroup
Consulting, content, and design

Images
Brand Center Braskem
Getty Images

Assurance
KPMG

Braskem